     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 2000


                                                      REGISTRATION NO. 333-36108
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 5

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            VIRAGE LOGIC CORPORATION
            (EXACT NAME OF CORPORATION AS SPECIFIED IN ITS CHARTER)

              DELAWARE                               3674                              77-0416232
  (STATE OR OTHER JURISDICTION OF        (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)              IDENTIFICATION NO.)

                            VIRAGE LOGIC CORPORATION
                             46501 LANDING PARKWAY
                           FREMONT, CALIFORNIA 94538
                                 (510) 360-8000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
            VIRAGE LOGIC CORPORATION'S PRINCIPAL EXECUTIVE OFFICES)

                               ADAM A. KABLANIAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            VIRAGE LOGIC CORPORATION
                             46501 LANDING PARKWAY
                           FREMONT, CALIFORNIA 94538
                                 (510) 360-8000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

                   SARAH A. O'DOWD                                         PETER T. HEALY
                   DAVID R. WILSON                                         MARK C. EASTON
                   NOELLE E. COOPER                                       CHRISTINE M. TAM
         HELLER EHRMAN WHITE & MCAULIFFE LLP                           O'MELVENY & MYERS LLP
                525 UNIVERSITY AVENUE                                 EMBARCADERO CENTER WEST
           PALO ALTO, CALIFORNIA 94301-1900                              275 BATTERY STREET
              TELEPHONE: (650) 324-7000                         SAN FRANCISCO, CALIFORNIA 94111-3305
                                                                     TELEPHONE: (415) 984-8833

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
    As soon as practicable following the effectiveness of this Registration
                                   Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.: [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering: [ ]
---------------

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
---------------

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
---------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED JULY 31, 2000


PROSPECTUS

                                3,750,000 SHARES

                              [VIRAGE LOGIC LOGO]
                                  COMMON STOCK

--------------------------------------------------------------------------------

     This is our initial public offering of shares of common stock. We are offering 3,750,000 shares. No public market currently exists for our shares.

     We propose to list the shares on the Nasdaq National Market under the symbol "VIRL." We expect the public offering price to be between $11.00 and $13.00 per share.

    INVESTING IN OUR SHARES INVOLVES RISKS. "RISK FACTORS" BEGIN ON PAGE 6.

                                                              PER SHARE      TOTAL
                                                              ---------    ----------
Public Offering Price.......................................  $            $
Underwriting Discount.......................................  $            $
Proceeds to Virage Logic....................................  $            $

     We have granted the underwriters a 30-day option to purchase up to 562,500 additional shares of common stock on the same terms and conditions as set forth above solely to cover over-allotment, if any.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Lehman Brothers expects to deliver the shares on or about           , 2000.

--------------------------------------------------------------------------------

LEHMAN BROTHERS
              ROBERTSON STEPHENS
                                       SG COWEN
                                           FIDELITY CAPITAL MARKETS
                                             a division of National Financial
                                                   Services Corporation

            , 2000.

[INSIDE FRONT COVER]

Virage Logic Logo

Text: Virage Logic provides semiconductor companies with memory designs for systems contained on a silicon chip

Color Artwork: Artistic representation of a silicon embedded memory die

                           -------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Summary...............................    1
Risk Factors..........................    6
Forward-Looking Statements............   14
Use of Proceeds.......................   15
Dividend Policy.......................   15
Capitalization........................   16
Dilution..............................   18
Selected Consolidated Financial
  Data................................   20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   23
Business..............................   32

                                        PAGE
                                        ----
Management............................   41
Related Party Transactions............   51
Principal Stockholders................   53
Description of Capital Stock..........   55
Shares Eligible for Future Sale.......   58
Underwriting..........................   59
Legal Matters.........................   61
Experts...............................   61
Where You Can Find Additional
  Information.........................   62
Index to Consolidated Financial
  Statements..........................  F-1

                           -------------------------

     THROUGH AND INCLUDING                , 2000 (25 DAYS AFTER THE DATE OF THIS
PROSPECTUS), ALL DEALERS THAT BUY, SELL OR TRADE IN OUR SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OF SUBSCRIPTIONS.

                                    SUMMARY

     The following summary contains information about our company and the offering that we believe is important. You should read the entire prospectus, including the financial statements and the notes to those financial statements, for a complete understanding of our business and the offering. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of the factors described under the heading "Risk Factors" and elsewhere in this prospectus.

                                  OUR COMPANY

     Virage Logic provides semiconductor intellectual property, or SIP, for the memory elements of complex electronic systems contained on a single silicon chip. Our SIP consists of (1) designs for the memory elements of these systems, which are referred to as embedded memories, (2) software systems called compilers that allow the designers of these systems to configure embedded memories into different shapes and sizes on a single silicon chip and (3) software tools that can be used to build memory compilers. We also provide custom memory design services. The electronic systems that incorporate our semiconductor intellectual property are commonly referred to as systems-on-a-chip because they incorporate all of the components of an entire electronic system, such as the microprocessor, communications, logic and memory elements, on a single silicon chip rather than as separate elements of a circuit board. Systems-on-a-chip are critical components of communications equipment and many electronic devices, including cellular and digital phones, pagers, digital cameras, DVD players, switches and modems. We license our SIP and offer our custom design services to semiconductor companies that design and develop the systems-on-a-chip used in these types of products.

     The growth of the Internet and the development of high-speed communications infrastructure are creating demand for communications equipment and electronic devices that can utilize the increased available bandwidth. The designers of these products use systems-on-a-chip to decrease the size and enhance the performance of these products. According to Integrated Circuit Engineering, an independent market research firm, the system-on-a-chip (SOC) market is expected to grow from $2.9 billion in 1999 to $17.5 billion by 2004.

     These types of products increasingly require larger amounts of high-performance and highly customizable memories that utilize extremely small amounts of power in order to deliver the processing speed necessary to take advantage of increased bandwidth. The designers of these products are facing increased market pressure to rapidly introduce new products, which shortens the time available for research and development. To meet these challenges, semiconductor companies are increasingly relying on external sources of pre-designed, production-tested elements from third-party SIP suppliers, such as Virage Logic.

     We do not manufacture systems-on-a-chip ourselves. Rather, we license our SIP to semiconductor companies for them to incorporate as the memory element design component of their overall system-on-a-chip designs. Our customers can be divided into two principal categories: companies that do not have facilities to manufacture their own silicon chips, which are referred to as fabless semiconductor companies, and companies that manufacture the silicon chips for their own products internally, which are referred to as integrated device manufacturers. Our fabless semiconductor company customers include ATI Technologies, Broadcom, Level One, Lockheed Martin, Macronix, MMC Networks, PMC-Sierra, TranSwitch and Vitesse. Our integrated device manufacturer customers include AMD, Conexant, Fijitsu, Hitachi, Hyundai, IBM, Matsushita, National Semiconductor, OKI, Phillips and Toshiba.

     We offer our customers:

     - memory design expertise;

     - a broad product line of memory types and compilers;

     - memories that have been production tested;

     - significant advantages in getting their system designs into production quickly;

     - high-density, high-performance memories with ultra-low power consumption; and

     - software development tools that allow our memories to be easily integrated with other elements of our customers' system-on-a-chip designs.

     Our objective is to be the leading supplier of semiconductor intellectual property for the memory elements of systems-on-a-chip. Key elements of our strategy include:

     - utilizing and developing endorsements of our embedded memories by leading third-party semiconductor manufacturers;

     - becoming a strategic supplier to fabless semiconductor companies;

     - increasing our base of integrated device manufacturer customers;

     - continuing to innovate our existing technologies for advanced manufacturing processes;

     - expanding our research and development efforts; and

     - expanding our distribution channels.

                              RECENT DEVELOPMENTS

     Our revenues for the three months ended June 30, 2000 were $5.1 million compared to our revenues of $2.5 million for the same period of the previous year. The primary reasons for this increase were the first sales from the introduction of our 0.15 micron memory compilers and increased sales of compilers for 0.18 micron memories.

                             CORPORATE INFORMATION

     Virage Logic Corporation was incorporated in California on November 27, 1995. We reincorporated in Delaware on July 25, 2000. Our principal executive offices are located at 46501 Landing Parkway, Fremont, California 94538. Our telephone number is (510) 360-8000. Our website address is www.viragelogic.com. Information on our website and websites linked to it is not intended to be a part of this prospectus.

                                  THE OFFERING

Common stock offered..................................  3,750,000 shares
Common stock to be outstanding after this offering....  18,837,627 shares(1)
Use of proceeds.......................................  Research and development, sales and marketing and general corporate purposes, including
                                                        possible acquisitions.
Proposed Nasdaq National Market symbol................  VIRL

-------------------------

(1) Includes 403,226 shares to be sold to Crosslink Capital, Inc. or its affiliates, assuming a public offering price of $12.00 per share.

     Simultaneously with this offering, we anticipate selling a total of 403,226 shares of common stock in a private placement to one of our stockholders, Crosslink Capital, Inc., or its affiliates, at a price of

$11.16 per share (based on an assumed public offering price of $12.00 per share). See "Description of Capital Stock -- Simultaneous Private Placement."

     The number of shares of common stock to be outstanding after this offering is based on shares outstanding on March 31, 2000, as adjusted for a 1-for-2 reverse stock, split which we completed on July 25, 2000 and excludes the following:

     - 562,500 shares of common stock that may be issued upon the exercise of the underwriters' option to purchase additional shares in this offering;

     - 1,559,500 shares of common stock that may be issued upon the exercise of outstanding options granted under our 1997 Equity Incentive Plan;

     - 239,515 additional shares of common stock available for future grant under our 1997 Equity Incentive Plan;

     - 60,000 shares of common stock that may be issued upon the exercise of three outstanding warrants; and

     - 200,000 shares of common stock available for future purchase under our 2000 Employee Stock Purchase Plan.

     During April 2000, we increased the number of shares of common stock available for issuance under our 1997 Equity Incentive Plan by 1.5 million shares. Since April 1, 2000, we have granted options to purchase 887,000 additional shares of common stock under this plan. In addition, we granted a warrant to purchase 50,000 shares of common stock to an industry partner and its affiliates as part of a license agreement.

     Unless we indicate otherwise, all information in this prospectus assumes:

     - the automatic conversion of our Series A, Series B and Series C preferred stock into common stock at the closing of this offering;

     - the 1-for-2 reverse stock split completed on July 25, 2000;

     - the sale by us of 403,226 shares of our common stock at an assumed price of $11.16 per share to Crosslink Capital, Inc., or its affiliates, in a private placement simultaneous with the closing of this offering; and

     - that the underwriters do not exercise their option to purchase additional shares in this offering.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The consolidated balance sheet data at March 31, 2000 and the consolidated statement of operations data for the years ended September 30, 1997, 1998, 1999 and the six months ended March 31, 2000 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statement of operations data for the period from November 27, 1995 (inception) to September 30, 1996 and the six months ended March 31, 1999 are unaudited. This historical financial information may not be an accurate indicator of our future performance. The Company has restated its financial statements as of and for the periods ended September 30, 1999 and March 31, 2000. See note 12 of the notes to the consolidated financial statements.

                                 PERIOD FROM
                                NOVEMBER 27,
                                    1995
                                 (INCEPTION)                                        SIX MONTHS ENDED
                                     TO            YEAR ENDED SEPTEMBER 30,             MARCH 31,
                                SEPTEMBER 30,   ------------------------------    ---------------------
                                    1996         1997      1998        1999        1999         2000
                                -------------   ------    ------    ----------    -------    ----------
                                                                    (RESTATED)               (RESTATED)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues......................      $ 324       $  369    $1,970     $ 9,589      $ 3,474     $  8,806
Gross profit..................        238          161     1,117       7,027        2,395        6,526
Stock-based compensation......         --           --        --         701           --        2,235
Net income (loss).............          6         (373)     (851)       (186)         218       (2,148)
Deemed dividend on Series C
  redeemable convertible
  preferred stock.............         --           --        --          --           --      (10,104)
                                    -----       ------    ------     -------      -------     --------
Net income (loss) applicable
  to common stockholders......      $   6       $ (373)   $ (851)    $  (186)     $   218     $(12,252)
                                    =====       ======    ======     =======      =======     ========
Net income (loss) per share
  applicable to common
  stockholders:
  Basic.......................      $0.06       $(0.85)   $(0.19)    $ (0.04)     $  0.04     $  (2.22)
  Diluted.....................      $0.02       $(0.85)   $(0.19)    $ (0.04)     $  0.02     $  (2.22)
Shares used in computing net
  income (loss) per share
  applicable to common
  stockholders:
  Basic.......................         94          438     4,379       5,301        5,067        5,526
  Diluted.....................        376          438     4,379       5,301       10,254        5,526
Pro forma net loss per share
  applicable to common
  stockholders:
  Basic.......................                                       $ (0.02)                 $  (0.96)
  Diluted.....................                                       $ (0.02)                 $  (0.96)
Shares used in computing pro
  forma net loss per share
  applicable to common
  stockholders:
  Basic.......................                                         9,770                    12,722
  Diluted.....................                                         9,770                    12,722

                                                                       MARCH 31, 2000
                                                            ------------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                            --------    ---------    -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.................................  $  7,925    $  7,925      $ 53,025
Working capital...........................................     9,903       9,903        55,003
Total assets..............................................    19,720      19,720        64,820
Long-term debt obligations, less current portion..........       382         382           382
Series C redeemable convertible preferred stock...........        --          --        10,104
Accumulated deficit.......................................   (13,657)    (13,657)      (13,657)
Total stockholders' equity................................     4,393      14,497        59,597
                                                            --------    --------      --------

     Pro forma net loss per share applicable to common stockholders and shares used in computing pro forma net loss per share applicable to common stockholders are calculated as if all of our outstanding shares of Series A, Series B and Series C preferred stock were converted into shares of our common stock on the date of their issuance. See footnote 1 of the notes to our consolidated financial statements.

     The "Pro Forma" amounts in the Consolidated Balance Sheet Data reflect the conversion of our outstanding shares of Series A, Series B and Series C preferred stock into 7,196,276 shares of common stock upon the completion of this offering.

     The "Pro Forma As Adjusted" amounts in the Consolidated Balance Sheet Data reflect the conversion of all preferred stock, our receipt of net proceeds of $4.5 million from our sale of 403,226 shares of common stock to Crosslink Capital, Inc., or its affiliates, at an assumed price of $11.16 per share in a private placement simultaneous with the closing of this offering, and our receipt of net proceeds of $40.6 million from the issuance and sale in this offering of 3,750,000 shares of common stock at an assumed initial public offering price of $12.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds," "Capitalization" and "Description of Capital Stock -- Simultaneous Private Placement."

                                  RISK FACTORS

     Investing in our common stock is very risky. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially harmed. In such event, the trading price of our common stock could decline, and you may lose all or part of your investment. References to "strategic partners" or "strategic relationships" are not intended to necessarily imply any equity ownership in us by such entities.

                 RISKS RELATED TO OUR BUSINESS AND OUR INDUSTRY

THE TECHNOLOGY USED IN THE SEMICONDUCTOR INDUSTRY IS RAPIDLY CHANGING AND IF WE ARE UNABLE TO DEVELOP NEW TECHNOLOGIES AND ADAPT OUR EXISTING INTELLECTUAL PROPERTY TO NEW PROCESSES, WE WILL BE UNABLE TO ATTRACT OR RETAIN CUSTOMERS.

     The semiconductor industry has been characterized by an increasingly rapid rate of development of new technologies and manufacturing processes. Our future success depends on our ability to develop new technologies, to adapt our existing intellectual property to satisfy the requirements of new processes and to introduce new products to the marketplace in a timely manner. As new technologies or manufacturing processes are announced, customers may defer licensing our intellectual property until those new technologies become available or our intellectual property have been adopted for that manufacturing process. If our development efforts are not successful or are significantly delayed, we may be unable to attract or retain customers.

     Our ability to develop technical innovations involves several risks, including:

     - our ability to anticipate and respond in a timely manner to changes in the requirements of semiconductor companies;

     - the emergence of new semiconductor manufacturing processes and our ability to enter into strategic relationships with third-party semiconductor foundries to develop and test technologies for these new processes and provide customer referrals;

     - the significant research and development investment that we may be required to make before market acceptance, if any, of a particular technology;

     - the possibility that the industry may not accept a new technology after we have invested a significant amount of resources to develop it; and

     - new technologies introduced by our competitors.

     If we are unable to adequately address these risks, our intellectual property will become obsolete and we will be unable to sell our products. Research and development requires a significant expense and resource commitment. Since we have a limited operating history and have only generated limited profits, we are unable to predict our future resources. As a result, we may not have the financial and other resources necessary to develop the technologies demanded in the future. In addition, since new technologies are being rapidly introduced, the industry may not accept the enhancements or new generations of the products that we develop and these new products may not generate revenues in excess of the costs of development.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY AND ANY FAILURE TO MEET FINANCIAL EXPECTATIONS FOR ANY FISCAL QUARTER MAY DISAPPOINT SECURITIES ANALYSTS AND INVESTORS AND COULD CAUSE OUR STOCK PRICE TO DECLINE.

     Our quarterly operating results are likely to fluctuate in the future due to a variety of factors, many of which are outside of our control. Because our expenses are largely independent of our revenues in any particular period, we are unable to accurately forecast our operating results. As a result, if our revenues are below expectations in any quarter, our inability to adjust spending in a timely manner to compensate for the revenue shortfall may magnify the negative effect of the revenue shortfall.

     Factors that could cause our revenues and operating results to vary from quarter to quarter include:

     - large orders unevenly spaced over time;

     - establishment or loss of strategic relationships with third-party semiconductor foundries;

     - timing of new technologies and technology enhancements by us and our competitors;

     - shifts in demand for products that incorporate our intellectual property;

     - the impact of competition on license revenues or royalty rates;

     - the cyclical nature of the semiconductor industry; and

     - changes in development schedules, research and development expenditure levels and product support by us and semiconductor companies.

     As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and you should not rely on these comparisons as indications of future performance. These factors may cause our operating results to be below market analysts' expectations in some future quarters, which could cause the market price of our stock to decline.

IF WE ARE UNABLE TO MAINTAIN EXISTING RELATIONSHIPS AND DEVELOP NEW RELATIONSHIPS WITH THIRD-PARTY SEMICONDUCTOR MANUFACTURERS, OR FOUNDRIES, WE WILL BE UNABLE TO VERIFY OUR TECHNOLOGIES ON THEIR PROCESSES AND LICENSE OUR INTELLECTUAL PROPERTY TO THEIR CUSTOMERS.

     Our ability to verify our technologies for new manufacturing processes depends on entering into development agreements with third-party foundries to provide us with access to these processes. In addition, we rely on third-party foundries to manufacture our silicon test chips and to provide referrals to their customer base. We currently have agreements with Taiwan Semiconductor Manufacturing Company, or TSMC, United Microelectronics Corporation, or UMC, and Chartered Semiconductor Manufacturing, or Chartered. If we are unable to maintain our existing relationships with these foundries or enter into new agreements with other foundries, we will be unable to verify our technologies for their manufacturing processes. We would then be unable to license our intellectual property to fabless semiconductor companies that use these foundries to manufacture their silicon chips, which is a significant source of our revenues.

IF SEMICONDUCTOR COMPANIES DO NOT ADOPT OUR INTELLECTUAL PROPERTY AND DEMAND FOR THEIR PRODUCTS DOES NOT CONTINUE TO INCREASE, OUR REVENUES WILL DECLINE.

     Our continued success depends on the adoption and continued use of our intellectual property by semiconductor companies and an increasing demand for products requiring complex semiconductors and embedded memories, such as cellular and digital phones, pagers, digital cameras, DVD players, switches and modems. The markets for third-party semiconductor intellectual property and embedded memories have only recently begun to emerge. Our ability to achieve sustained revenue growth and profitability in the future will depend on the continued development of these markets and, to a large extent, on the demand for complex semiconductors. However, the semiconductor industry is highly cyclical and has fluctuated between significant economic downturns characterized by diminished demand, accelerated erosion of average selling prices and production overcapacity, as well as periods of increased demand and production capacity constraints. These types of fluctuations in the semiconductor industry may cause us to experience substantial period-to-period fluctuations in our operating results. Because of the cyclical nature of the semiconductor industry and the recent emergence of the third-party semiconductor intellectual property and embedded memory markets, these markets may not continue to develop or grow at a rate sufficient to support our business. A downturn or slower than expected growth in the semiconductor industry, a reduced number of design starts, tightening of customers' operating budgets or continued consolidation among our customers may seriously harm our revenues and profitability.

IF WE ARE UNABLE TO CONTINUE TO ESTABLISH RELATIONSHIPS WITH SEMICONDUCTOR COMPANIES TO LICENSE OUR INTELLECTUAL PROPERTY, OUR BUSINESS WILL BE HARMED.

     We face numerous challenges in entering into license agreements with semiconductor companies on terms beneficial to our business, including:

     - the lengthy and expensive process of building a relationship with a potential licensee;

     - competition with the internal design teams of semiconductor companies;
       and

     - the need to persuade semiconductor companies to rely on us for critical technology.

     These factors may make it difficult for us to maintain our current relationships or establish new relationships with additional licensees. If we are unable to maintain and establish these relationships, we will be unable to generate license fees and our revenues will decrease. We do not obligate any of our licensees to license new or future generations of our intellectual property.

WE HAVE A HISTORY OF LOSSES AND MAY NOT BE ABLE TO ACHIEVE SUSTAINED PROFITABILITY IN THE FUTURE.

     We have incurred significant losses in the past. At March 31, 2000, our accumulated deficit was $13.7 million. Because we have experienced a history of losses, we cannot predict whether we will be profitable in the future. Further, you should not rely on the historical growth of our revenues as any indication of our future operating results or prospects.

IF WE ARE UNSUCCESSFUL IN INCREASING OUR ROYALTY-BASED REVENUES, OUR REVENUES AND PROFITABILITY MAY NOT BE AS LARGE AS WE ANTICIPATE.

     We have historically generated revenues almost entirely from license fees. In addition, we have agreements with certain third-party semiconductor foundries to pay us royalties on their sales of silicon chips they manufacture for our fabless customers. Beginning with our Custom-Touch 1T-SRAM and STAR mega-bit technologies that are currently in development, in addition to collecting royalties from third-party semiconductor foundries, we intend to increase our royalty base by collecting royalties directly from our integrated device manufacturer and fabless customers. We have not yet obtained agreements with any integrated device manufacturer or fabless customers that include these royalty payments and may be unable to do so. Even if we are successful obtaining these agreements, they may not have the anticipated benefits. Through March 31, 2000, we have received approximately $9,000 of royalty revenues. The amount of royalties we receive in the future may not be significant. In addition, many factors beyond our control, such as fluctuating sales volumes of products that incorporate our intellectual property, commercial acceptance of these products, accuracy of revenue reports and difficulties in the royalty collection process, limit our ability to forecast our royalty revenues.

WE RELY ON A SMALL NUMBER OF CUSTOMERS FOR A SUBSTANTIAL PORTION OF OUR
REVENUES.

     We have been dependent on a relatively small number of customers for a substantial portion of our annual revenues in each fiscal year, although the customers comprising this group have changed from time to time. In fiscal 1998, MMC Networks, National Semiconductor, PMC-Sierra, Silicon Dynamics and TeraLogic each generated more than 10% of our revenues for a total of 62% of our revenues. In fiscal 1999, ATI Technologies, MMC Networks, National Semiconductor and Toshiba each generated between 10% and 18% of our revenues for a total of 56% of our revenues. In the first half of fiscal 2000, IBM generated 10% of our revenues. We expect a small number of companies in the aggregate to represent between 20% to 40% of our revenues for the foreseeable future. The license agreements we enter into with our customers do not obligate them to license future generations of our intellectual property and, as a result, we cannot predict the length of our relationship with any significant customer. As a result of this customer concentration, we could experience a dramatic reduction in our revenues if we lose one or more of our major customers and are unable to replace them. There are a relatively limited number of fabless semiconductor companies and integrated device manufacturers to which we can license our intellectual property. As a result of this limited universe of potential customers, our future sales depend on these manufacturers continuing to rely on third-party semiconductor intellectual property and adopting our intellectual property for future product generations.

THE MARKET FOR EMBEDDED MEMORY IS HIGHLY COMPETITIVE, AND WE MAY LOSE MARKET SHARE TO LARGER COMPETITORS WITH GREATER RESOURCES AND TO COMPANIES THAT DEVELOP THEIR OWN MEMORY TECHNOLOGIES USING INTERNAL DESIGN TEAMS.

     We face competition from both existing suppliers of embedded memories such as Artisan Components and Avant!, as well as new suppliers that may enter the market. We also compete with the internal design teams of large, integrated device manufacturers. Many of these internal design teams have substantial programming and design resources and are part of larger organizations with substantial financial and marketing resources. These internal teams may develop technologies that compete directly with our technologies or may actively seek to license their own technologies to third parties.

     We believe that our principal competitive advantages are the depth of our engineering expertise, our ability to offer manufacturing-tested products, the customizability of our products, the breadth of our product offering and our ability to offer memories for prevailing design technologies. However, many of our existing competitors have longer operating histories, greater brand recognition and larger customer bases, as well as greater financial and marketing resources, than we do. This may allow them to respond more quickly than we can to new or emerging technologies and changes in customer requirements. It may also allow them to devote greater resources than we can to the development and promotion of their products.

WE MAY BE UNABLE TO ATTRACT AND RETAIN KEY PERSONNEL WHO ARE CRITICAL TO THE SUCCESS OF OUR BUSINESS.

     We believe that one of our significant competitive advantages is the size and quality of our engineering team. Our future success also depends on our ability to attract and retain engineers and other highly skilled personnel and senior managers. In addition, part of our strategy also involves expanding our domestic sales force and hiring sales representatives in Europe. If we are unable to increase our sales force with qualified employees, we will be unable to expand our business. Our employees are "at will" and may leave our employment at any time. Hiring qualified technical, sales and management personnel is difficult due to the limited number of qualified professionals and the intense competition in our industry for these types of employees. We have in the past experienced difficulty in recruiting and retaining qualified technical and sales personnel and believe that our employees are recruited aggressively by our competitors and start-up companies. Under certain circumstances, start-up companies can offer more attractive stock option packages than we offer. As a result, we may experience significant employee turnover. Failure to attract and retain personnel, particularly sales and technical personnel, would make it difficult for us to develop and market our technologies.

     In addition, our business and operations are substantially dependent on the performance of our key personnel, including Adam A. Kablanian, our President and Chief Executive Officer, and Alexander Shubat, our Vice President of Engineering and Chief Technology Officer. We do not have formal employment agreements with Mr. Kablanian or Mr. Shubat and do not maintain "key man" life insurance policies on their lives. If Mr. Kablanian or Mr. Shubat were to leave or become unable to perform services for our company, our business would be severely harmed.

WE MAY BE UNABLE TO DELIVER OUR CUSTOMIZED MEMORY PRODUCTS IN THE TIME-FRAME DEMANDED BY OUR CUSTOMERS, WHICH COULD DAMAGE OUR REPUTATION AND FUTURE SALES.

     A significant portion of our contracts require us to provide customized products within a set delivery timetable. We have experienced delays in the progress of certain projects in the past, and we may experience such delays in the future. Any failure to meet significant customer milestones could damage our reputation in our industry and harm our ability to attract new customers.

IF WE ARE UNABLE TO EFFECTIVELY MANAGE OUR GROWTH, OUR BUSINESS MAY BE HARMED.

     Our future success depends on our ability to successfully manage our growth. Our ability to manage our business successfully in a rapidly evolving market requires an effective planning and management process. Our customers rely heavily on our technological expertise in designing and testing our products. Relationships with new customers may require significant engineering resources. As a result, any increase in the demand for our products will increase the strain on our personnel, particularly our engineers.

     From January 1999 to June 2000, we grew from 38 to 126 full-time employees. This growth has placed, and is expected to continue to place, significant strain on our managerial and financial resources as well as our limited financial and management controls, reporting systems and procedures. Although some new controls, systems and procedures have been implemented, our future growth, if any, will depend on our ability to continue to implement and improve operational, financial and management information and control systems on a timely basis, together with maintaining effective cost controls. Since our growth has occurred over such a limited time period, we do not have sufficient experience managing the current size of our business to be able to fully assess our ability to continue to manage its growth in the future. Our inability to manage any future growth effectively would be harmful to our revenues and profitability.

ANY ACQUISITIONS WE MAKE COULD DISRUPT OUR BUSINESS AND HARM OUR FINANCIAL CONDITION.

     We may attempt to acquire businesses or technologies that we believe are a strategic fit with our business. To date, we have acquired a portion of the assets owned by Mentor Graphics for total consideration of 150,000 shares of Series C preferred stock. We currently have no commitments or agreements for any material acquisition and no material acquisition is currently being pursued. Although we have not experienced significant operational difficulties with our acquisition of assets from Mentor Graphics, we believe that future acquisitions may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of our business. Since we will not be able to accurately predict these difficulties and expenditures, it is possible that these costs may outweigh the value we realize from a future acquisition. Future acquisitions could result in issuances of equity securities that would reduce our stockholders' ownership interest, the incurrence of debt, contingent liabilities or amortization of expenses related to goodwill or other intangible assets and the incurrence of large, immediate write-offs.

IF WE ARE NOT ABLE TO PROTECT OUR INTELLECTUAL PROPERTY ADEQUATELY, WE WILL HAVE LESS PROPRIETARY TECHNOLOGY TO LICENSE, WHICH WILL REDUCE OUR REVENUES AND PROFITS.

     Our patents, copyrights, trademarks, trade secrets and similar intellectual property are critical to our success. We rely on a combination of patent, trademark, copyright, mask work and trade secret laws to protect our proprietary rights. At July 27, 2000 we had four U.S. patents issued, eight pending U.S. patent applications and one draft application. In addition, we had two pending U.S. trademark applications. We cannot be sure that the U.S. Patent and Trademark Office will issue patents or trademarks for any of our pending applications. Further, any patents or trademark rights that we hold or may hold in the future may be challenged, invalidated or circumvented or may not be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. In addition, the laws of foreign countries may not adequately protect our intellectual property as well as the laws of the United States.

     We use licensing agreements and employee and third-party nondisclosure and assignment agreements to limit access to and distribution of our proprietary information and to obtain ownership of technology prepared on a work-for-hire basis. Even though we have taken all customary industry precautions, we cannot be sure that we have taken adequate steps to protect our intellectual property rights and deter misappropriation of these rights or that we will be able to detect unauthorized uses and take immediate or effective steps to enforce our rights. Since we also rely on unpatented trade secrets to protect some of our proprietary technology, we cannot be certain that others will not independently develop or otherwise acquire the same or substantially equivalent technologies or otherwise gain access to our proprietary technology or disclose that technology. We also cannot be sure that we can ultimately protect our rights to our unpatented proprietary technology. In addition, third parties might obtain patent rights to such unpatented trade secrets, which they could use to assert infringement claims against us.

THIRD PARTIES MAY CLAIM WE ARE INFRINGING OR ASSISTING OTHERS TO INFRINGE THEIR INTELLECTUAL PROPERTY RIGHTS, AND WE COULD SUFFER SIGNIFICANT LITIGATION OR LICENSING EXPENSES OR BE PREVENTED FROM LICENSING OUR TECHNOLOGY.

     While we do not believe that any of our technology infringes the valid intellectual property rights of third parties, we may be unaware of intellectual property rights of others that may cover some of our technology. As a result, third parties may claim we or our customers are infringing their intellectual property rights. Our license agreements typically require us to indemnify our customers for infringement actions related to our technology.

     Any litigation regarding patents or other intellectual property could be costly and time-consuming, and divert our management and key personnel from our business operations. The complexity of the technology involved makes any outcome uncertain. If we do not prevail in any infringement action, we may be required to pay significant damages and may be prevented from developing some of our technology or from licensing some of our intellectual property for certain manufacturing processes unless we enter into a royalty or license agreement. In addition, if challenging a claim is not feasible, we might be required to enter into royalty or license agreements in order to settle a claim and continue to license or develop our intellectual property. These royalty or license agreements may result in significant expenditures. In addition, we may not be able to obtain such agreements on terms acceptable to us or at all, and thus, may be prevented from licensing or developing our technology.

PROBLEMS ASSOCIATED WITH INTERNATIONAL BUSINESS OPERATIONS COULD AFFECT OUR ABILITY TO LICENSE OUR INTELLECTUAL PROPERTY.

     Sales to customers located outside the United States accounted for 48% of our revenues in fiscal 1998, 44% of our revenues in fiscal 1999 and 54% of our revenues in the six months ended March 31, 2000. We anticipate that sales to customers located outside the United States will increase and will continue to represent a significant portion of our total revenues in future periods. In addition, most of our customers that do not own their own fabrication plants rely on third-party foundries that may be outside of the United States. Accordingly, our operations and revenues are subject to a number of risks associated with foreign commerce, including the following:

     - managing foreign distributors;

     - staffing and managing foreign branch offices;

     - political and economic instability;

     - foreign currency exchange fluctuations;

     - changes in tax laws and tariffs;

     - timing and availability of export licenses;

     - inadequate protection of intellectual property rights in some countries; and

     - obtaining governmental approvals for certain technologies.

     If these risks actually materialize, our sales to international customers, as well as those domestic customers that use foreign fabrication plants, may decrease.

CHANGES TO ACCOUNTING STANDARDS AND RULES COULD EITHER DELAY OUR RECOGNITION OF REVENUES OR REDUCE THE AMOUNT OF REVENUES THAT WE MAY RECOGNIZE AT A SPECIFIC TIME, AND THUS DEFER OR REDUCE OUR PROFITABILITY. THESE EFFECTS ON OUR REPORTED RESULTS COULD CAUSE OUR STOCK PRICE TO BE LOWER THAN IT OTHERWISE MIGHT HAVE BEEN.

     We adopted the American Institute of Certified Public Accountants' Statement of Position, or SOP, 97-2, "Software Revenue Recognition," and SOP 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition," as of October 1, 1998. In December 1998, the American Institute of Certified Public Accountants issued SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." SOP 98-9 amends SOP 98-4 to extend the deferral of the application of certain passages of SOP 97-2 with respect to the fair value of elements in multiple-element arrangements. We implemented these provisions as of October 1, 1999. Although the adoption of SOP 97-2, SOP 98-4 and SOP 98-9 has not had, and we do not expect these adoptions to have, a material impact on our consolidated financial statements or results of operations, the American Institute of Certified Public Accountants has not issued full implementation guidelines for SOP 97-2, SOP 98-4 and SOP 98-9. In December 1999, the Securities and Exchange Commission issued SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" which summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. Additional accounting guidance or pronouncements in the future could affect the timing of our revenue recognition in the future.

                         RISKS RELATED TO THE OFFERING

OUR PRINCIPAL STOCKHOLDERS HAVE SIGNIFICANT VOTING POWER AND MAY TAKE ACTIONS THAT MAY NOT BE IN THE BEST INTERESTS OF OUR OTHER STOCKHOLDERS.

     After this offering, our officers, directors and principal stockholders will together control approximately 60.0% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to control our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and may affect the market price of our common stock. This concentration of ownership may not be in the best interest of our other stockholders.

OUR RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS WILL CONTAIN, AND DELAWARE LAW CONTAINS, PROVISIONS THAT COULD DISCOURAGE A TAKEOVER AND MAY NEGATIVELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     Our restated Certificate of Incorporation and bylaws will contain, and Delaware law contains, provisions that might enable our management to resist a takeover. These provisions might discourage, delay or prevent a change in the control of our company or a change in our management. In addition, these provisions could limit the price that investors would be willing to pay in the future for shares of our common stock. Some of these provisions which will be contained in our restated Certificate of Incorporation or bylaws:

     - divide our board of directors into three classes with each class subject to election every three years;

     - authorize the issuance of preferred stock that can be created and issued by our board of directors without prior stockholder approval, commonly referred to as "blank check" preferred stock, with rights senior to those of common stock;

     - prohibit stockholder action by written consent; and

     - establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

     See "Description of Capital Stock" for a more detailed description of these provisions.

A SALE OF A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK MAY CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE.

     If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market following this offering, the market price of our common stock could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon the closing of this offering and our simultaneous private placement of 403,226 shares to Crosslink Capital, Inc., or its affiliates, we will have outstanding 18,837,627 shares of common stock, based upon shares outstanding on March 31, 2000, as adjusted for the 1-for-2 reverse stock split, and assuming no exercise of outstanding options after March 31, 2000. Of these shares, the 3,750,000 shares sold in this offering will be freely tradable. Of the remaining shares of common stock outstanding immediately after this offering, approximately 13,500,000 shares will be available for sale in the public market 180 days after the date of this prospectus when the lock-up agreements between the underwriters and the stockholders expire. However, some of those sales will be subject to the volume restrictions imposed by Rule 144 under the federal securities laws on our affiliates. On occasion, underwriters have removed lock-up restrictions early and it is possible that Lehman Brothers Inc. may remove some or all of these restrictions earlier than 180 days after the closing of this offering.

     The remaining outstanding shares will become tradable upon expiration of various holding periods under Rule 144 (subject in some cases to the volume restrictions of that rule) or earlier and without restrictions if they are registered under the federal securities laws. After this offering, the holders of an aggregate of 7,196,276 shares of our common stock as well as the purchasers in the simultaneous private placement will have certain registration rights, including the right to require us to register the sale of their shares and the right to include their shares in public offerings we undertake in the future. See "Description of Capital Stock -- Registration Rights."

WE MAY BE UNABLE TO RAISE CAPITAL IN THE FUTURE WHEN NEEDED WHICH COULD PREVENT US FROM GROWING.

     We believe that the net proceeds from this offering, together with cash generated by our operations, will be sufficient to meet our operating and capital requirements for at least the next 18 months. Aside from this offering, our primary sources of capital are our cash reserves and cash generated by operations. If our operations do not generate sufficient capital or if we have unexpected expenditures, we may need to raise additional funds through public or private financing or other arrangements. We cannot be certain that any such financing will be available on acceptable terms, or at all, and our failure to raise capital when needed could seriously harm our business. In addition, additional equity financing may dilute our stockholders' interest, and debt financing, if available, may involve restrictive covenants and could result in a substantial portion of our operating cash flow being dedicated to the payment of principal and interest on debt. If adequate funds are not available, we may need to curtail our operations significantly.

OUR COMMON STOCK PRICE HAS NOT BEEN PUBLICLY TRADED, AND WE EXPECT THE PRICE OF OUR COMMON STOCK WILL FLUCTUATE SUBSTANTIALLY.

     Our common stock has not been publicly traded, and an active trading market may not develop or be sustained after this offering. We and the representatives of the underwriters will determine the initial public offering price. The price at which our common stock will trade after this offering is likely to be highly volatile and may fluctuate substantially due to a number of factors, in addition to our financial performance, such as:

     - industry announcements of technological innovations;

     - competitive trends, including timely adoption and market acceptance of, competing standards;

     - introduction of new technologies by us or our competitors;

     - developments related to intellectual property rights;

     - conditions and trends in the semiconductor industry; and

     - market perception of our growth prospects.

     In addition, the stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stock of technology companies. These broad market fluctuations may result in a material decline in the market price of our common stock. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management's attention and resources that are needed to successfully run our business.

INVESTORS IN OUR COMMON STOCK WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION FOLLOWING THIS OFFERING.

     If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in pro forma net tangible book value of $8.87. If the holders of outstanding options and warrants exercise those options and warrants, you will incur further dilution. See "Dilution."

WE MAY INVEST OR SPEND THE NET PROCEEDS OF THIS OFFERING IN WAYS WITH WHICH YOU MAY NOT AGREE.

     We will retain broad discretion over the use of net proceeds from this offering. You may not agree with how we spend the proceeds, and our use of the proceeds may not yield a significant return or any return at all. Because of the number and variability of factors that determine our use of the net proceeds from this offering, our ultimate use of the proceeds may vary substantially from our currently planned uses. See "Use of Proceeds" for a description of our current plans for using the net proceeds from this offering.

                           FORWARD-LOOKING STATEMENTS

     Some of the statements under "Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus are forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by any forward-looking statements. Some of these factors are listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "intends," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus as a result of actual results, new information, future events or otherwise.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF OUR COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY ON THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

     We have filed trademark applications with the U.S. Patent and Trademark Office for Custom-Touch and Embed-It! All other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the 3,750,000 shares of common stock we are offering at an assumed initial public offering price of $12.00 per share and the sale of 403,226 shares of common stock in the simultaneous private placement at an assumed price of $11.16 per share will be approximately $45.1 million after paying underwriting discounts and commissions and offering expenses.

     We currently estimate that we will use the net proceeds as follows: approximately 15% to 25% to hire additional engineers for research and development, approximately 20% to 30% to hire additional personnel to expand our sales and marketing activities and the remainder for general corporate purposes, including working capital. The amount we spend and the timing of the expenditures for each of these purposes will largely depend on our ability to hire qualified personnel. Although we have no current plans, agreements or commitments to enter into any material acquisition, we may, if the opportunity arises, use an unspecified portion of the net proceeds to acquire or invest in products, technologies or companies. Our management will have broad discretion in determining how the net proceeds should be applied. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the growth of our business. In addition to raising capital, a purpose of this offering is to establish a public market for our common stock.

     Pending these uses, we intend to invest the funds in short-term, investment-grade, interest-bearing and government securities. We cannot predict whether the proceeds invested will yield a favorable return.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We anticipate that we will retain any earnings to support our operations and to finance the growth and development of our business. In addition, we are prohibited from paying dividends by the terms of our outstanding line of credit. Therefore, we do not expect to pay cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table summarizes our capitalization as of March 31, 2000:

     - on an actual basis assuming our reincorporation into Delaware and the completion of a 1-for-2 reverse stock split;

     - on a pro forma basis as of such date to reflect the conversion before the closing of this offering of all outstanding shares of Series A and Series B convertible preferred stock and Series C redeemable convertible preferred stock into 7,196,276 shares of common stock and the filing of a restated Certificate of Incorporation to increase the number of common and preferred shares authorized; and

     - on a pro forma as adjusted basis to reflect the sale of 3,750,000 shares of our common stock offered by this prospectus at an assumed initial public offering price of $12.00 per share and our receipt of net proceeds of $40.6 million from such sale, after deducting the underwriting discounts and commissions and estimated offering expenses, and the sale of 403,226 shares of common stock to Crosslink Capital, Inc., or its affiliates, in a private placement at an assumed offering price of $11.16 per share simultaneously with this offering and our receipt of net proceeds of $4.5 million from such sale.

                                                                        MARCH 31, 2000
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                               (IN THOUSANDS, EXCEPT SHARE AND
                                                                       PER SHARE DATA)
Cash and cash equivalents...................................  $  7,925   $  7,925     $ 53,025
                                                              ========   ========     ========
Long-term obligations, less current portion.................       382        382          382
                                                              --------   --------     --------
Redeemable convertible preferred stock, $.001 par value,
  5,500,000 shares authorized actual; no shares authorized
  pro forma and pro forma as adjusted; 5,455,255 shares
  issued and outstanding actual; no shares issued and
  outstanding pro forma and pro forma as adjusted...........    10,104         --
Stockholders' equity:
  Preferred stock, $.001 par value, no shares authorized
     actual; 25,000,000 shares authorized pro forma and pro
     forma as adjusted; no shares issued and outstanding pro
     forma and pro forma as adjusted(1).....................        --         --
  Convertible preferred stock, $.001 par value, 3,054,100
     shares authorized actual; no shares authorized pro
     forma and pro forma as adjusted; 2,979,099 shares
     issued and outstanding actual; no shares issued and
     outstanding pro forma and pro forma as adjusted........         3         --
  Common stock, $.001 par value, 35,000,000 shares
     authorized actual; 150,000,000 shares authorized pro
     forma and pro forma as adjusted; 7,488,125 shares
     issued and outstanding actual; 14,684,401 shares issued
     and outstanding pro forma; 18,837,627 shares issued and
     outstanding, pro forma as adjusted(1)..................         7         15           19
  Additional paid-in capital................................    29,586     39,685       84,781
  Notes receivable from stockholders........................      (800)      (800)        (800)
  Deferred stock-based compensation.........................   (10,746)   (10,746)     (10,746)
  Accumulated deficit.......................................   (13,657)   (13,657)     (13,657)
                                                              --------   --------     --------
          Total stockholders' equity........................     4,393     14,497       59,597
                                                              --------   --------     --------
          Total capitalization..............................  $ 14,879   $ 14,879     $ 59,979
                                                              ========   ========     ========

------------------------

(1) Upon completion of this offering, our Certificate of Incorporation will be amended to authorize 150,000,000 shares of common stock and 25,000,000 shares of "blank check" preferred stock.

     You should read this information together with the sections of this prospectus entitled "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

     The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding on March 31, 2000, as adjusted for a 1-for-2 reverse stock split which was completed on July 25, 2000 and excludes:

     - 562,500 shares of common stock that may be issued upon the exercise of the underwriters' option to acquire additional shares in this offering;

     - 1,559,500 shares of common stock that may be issued upon the exercise of outstanding options granted under our 1997 Equity Incentive Plan;

     - 239,515 additional shares of common stock available for future grant under our 1997 Equity Incentive Plan;

     - 60,000 shares of common stock that may be issued upon the exercise of three outstanding warrants; and

     - 200,000 shares of common stock available for future purchase under our 2000 Employee Stock Purchase Plan.

     During April 2000, we increased the number of shares available for grant under our 1997 Equity Incentive Plan by 1.5 million shares. Since April 1, 2000 we have granted options to purchase 887,000 additional shares of common stock under this plan. In addition, we granted a warrant to purchase 50,000 shares of common stock to an industry partner and its affiliates as part of a license agreement.

     To the extent that the above options and warrants are exercised, there will be further dilution to new investors. See "Management -- Employee Benefit Plans" for further information about our equity incentive plan and stock purchase plan.

                                    DILUTION

     Our pro forma net tangible book value at March 31, 2000 was approximately $13.9 million, or $0.95 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after giving effect to the 1-for-2 reverse stock split completed on July 25, 2000 and the automatic conversion of our Series A and Series B convertible preferred stock and Series C redeemable convertible preferred stock into 7,196,276 shares of our common stock immediately before the closing of this offering. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the simultaneous private placement and the net tangible book value per share of our common stock immediately afterwards. After giving effect to (1) our receipt of net proceeds of $40.6 million from the sale of 3,750,000 shares of common stock offered by this prospectus at an assumed initial offering price of $12.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and (2) our receipt of net proceeds of $4.5 million from the sale of 403,226 shares of common stock to Crosslink Capital, Inc., or its affiliates, in a private placement simultaneously with this offering, our pro forma net tangible book value at March 31, 2000 would have been $59.0 million, or approximately $3.13 per share. This represents an immediate increase in pro forma net tangible book value of $2.18 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $8.87 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............           $12.00
Pro forma net tangible book value per share at March 31,
  2000......................................................  $0.95
Increase in net tangible book value per share attributable
  to new investors and investors in the simultaneous private
  placement.................................................   2.18
                                                              -----
Pro forma net tangible book value per share after this
  offering..................................................             3.13
                                                                       ------
Dilution per share to new investors in this offering........           $ 8.87
                                                                       ======

     The following table summarizes at March 31, 2000, the total number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and by new investors before deducting the underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $12.00 per share.

                                       SHARES PURCHASED        TOTAL CONSIDERATION
                                     ---------------------    ----------------------    AVERAGE PRICE
                                       NUMBER      PERCENT      AMOUNT       PERCENT      PER SHARE
                                     ----------    -------    -----------    -------    -------------
Existing stockholders..............  14,684,401     78.0%     $14,073,945     22.1%        $ 0.96
Investors in the simultaneous
  private placement................     403,226      2.1%     $ 4,500,000      7.1%        $11.16
New investors......................   3,750,000     19.9%     $45,000,000     70.8%        $12.00
                                     ----------     ----      -----------     ----
  Total............................  18,837,627      100%     $63,573,945      100%
                                     ==========     ====      ===========     ====

     The foregoing tables exclude the following shares:

     - shares of common stock that may be issued upon the exercise of the underwriters' option to acquire additional shares in this offering;

     - 1,799,015 shares of common stock that may be issued under our 1997 Equity Incentive Plan consisting of:

      - 1,559,500 shares of common stock underlying options outstanding on March 31, 2000 at a weighted average exercise price of $0.67 per share, of which 548,500 were fully vested on March 31, 2000; and

      - 239,515 shares of common stock underlying options available for future grants on March 31, 2000;

     - 15,000 shares of common stock that may be issued upon conversion, at an effective conversion price of $3.80 per common share, of 30,000 shares of Series C redeemable preferred stock that may be issued upon the exercise of a Series C redeemable preferred stock warrant outstanding on March 31, 2000;

     - 37,500 shares of common stock that may be issued upon conversion, at an effective conversion price of $1.60 per common share, of 25,000 shares of Series B preferred stock that may be issued upon the exercise of a Series B preferred stock warrant outstanding on March 31, 2000;

     - 7,500 shares of common stock that may be issued upon exercise of a common stock warrant outstanding on March 31, 2000, with an exercise price of $0.70 per share; and

     - 200,000 shares of common stock available under our 2000 Employee Stock Purchase Plan.

     During April 2000, we increased the number of shares available for grant under our 1997 Equity Incentive Plan by 1.5 million shares. Since April 1, 2000, we have granted options to purchase 887,000 additional shares of common stock under this plan. In addition, we granted a warrant to purchase 50,000 shares of common stock to an industry partner and its affiliates as part of a license agreement.

     If these options or warrants are exercised, there will be further dilution to new investors. See "Management -- Employee Benefit Plans" for further information regarding our equity incentive plan and stock purchase plan.

     If the underwriters exercise their over-allotment option in full, the following will occur:

     - the percentage of shares of our common stock held by existing stockholders will decrease to approximately 75.7% of the total number of shares of our common stock outstanding after this offering;

     - the number of shares of our common stock held by new public investors will increase to 4,312,500 or approximately 22.2% of the total number of shares of our common stock outstanding after this offering; and

     - our pro forma net tangible book value will increase to $3.37 per share to existing stockholders and our pro forma net tangible book value will be diluted by $8.63 per share to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus. The consolidated statement of operations data for each of the fiscal years ended September 30, 1997 and September 30, 1998 and the consolidated balance sheet data at September 30, 1997 and 1998 have been derived from our audited consolidated financial statements included elsewhere in this prospectus, which have been audited by Mohler, Nixon & Williams Accountancy Corporation, independent auditors. The consolidated statement of operations data for the fiscal year ended September 30, 1999 and the six month period ended March 31, 2000 and the consolidated balance sheet data at September 30, 1999 and March 31, 2000 have been derived from our audited consolidated financial statements included elsewhere in this prospectus, which have been audited by Ernst & Young LLP, independent auditors. The consolidated statement of operations data for the period from November 27, 1995 (inception) through September 30, 1996 and the six-month period ended March 31, 1999 and the summary consolidated balance sheet data at September 30, 1996 are derived from our unaudited consolidated financial statements and include all adjustments consisting only of normal, recurring adjustments that we consider necessary for a fair presentation of our financial position and results of operations for these periods. The historical financial information may not be an accurate indicator of our future performance. The pro forma net loss per share applicable to common stockholders and shares used in computing pro forma net loss per share applicable to common stockholders are calculated as if all of our preferred stock were converted into shares of our common stock on the date of their issuance. See footnote 1 of notes to consolidated financial statements.

     The Company has restated its financial statements as of and for the periods ended September 30, 1999 and March 31, 2000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and note 12 of notes to the consolidated financial statements.

                                                   PERIOD FROM
                                                   NOVEMBER 27,
                                                       1995                                         SIX MONTHS ENDED
                                                  (INCEPTION) TO     YEAR ENDED SEPTEMBER 30,          MARCH 31,
                                                  SEPTEMBER 30,    ----------------------------   --------------------
                                                       1996         1997     1998       1999       1999        2000
                                                  --------------   ------   ------   ----------   -------   ----------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                     (RESTATED)             (RESTATED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues........................................       $324        $  369   $1,970    $ 9,589     $ 3,474    $  8,806
Cost of revenues (exclusive of amortization of
  deferred stock compensation of $90 and $450 in
  1999 and for the six months ended March 31,
  2000, respectively)...........................         86           207      853      2,562       1,079       2,281
                                                       ----        ------   ------    -------     -------    --------
Gross profit....................................        238           162    1,117      7,027       2,395       6,526
Operating expenses:
  Research and development (exclusive of
    amortization of deferred stock compensation
    of $222 and $841 in 1999 and for the six
    months ended March 31, 2000,
    respectively)...............................        166           256      924      2,709         965       3,034
  Sales and marketing (exclusive of amortization
    of deferred stock compensation of $294 and
    $609 in 1999 and for the six months ended
    March 31, 2000, respectively)...............         24           120      622      2,378         717       2,103
  General and administrative (exclusive of
    amortization of deferred stock compensation
    of $95 and $335 in 1999 and for the six
    months ended March 31, 2000,
    respectively)...............................         43           152      411      1,202         366       1,146
  Stock-based compensation......................         --            --       --        701          --       2,235
                                                       ----        ------   ------    -------     -------    --------
Total operating expenses........................        233           528    1,957      6,990       2,048       8,518
                                                       ----        ------   ------    -------     -------    --------
Operating income (loss).........................          5          (366)    (840)        37         347      (1,992)
Interest income.................................         --            --       16         42          25         115
Interest expense................................         --            (4)     (27)       (91)        (16)       (158)
Other income (expense)..........................          1            (3)      --        (20)         --          --
                                                       ----        ------   ------    -------     -------    --------
Income (loss) before taxes......................          6          (373)    (851)       (32)        356      (2,035)
Income tax provision............................         --            --       --       (154)       (138)       (113)
Net income (loss)...............................          6          (373)    (851)      (186)        218      (2,148)
Deemed dividend on Series C redeemable
  convertible preferred stock...................         --            --       --         --          --     (10,104)
                                                       ----        ------   ------    -------     -------    --------
Net income (loss) applicable to common
  stockholders..................................       $  6        $ (373)  $ (851)   $  (186)    $   218    $(12,252)
                                                       ====        ======   ======    =======     =======    ========
Net income (loss) per share applicable to common
  stockholders:
  Basic.........................................       $.06        $(0.85)  $(0.19)   $ (0.04)    $  0.04    $  (2.22)
                                                       ====        ======   ======    =======     =======    ========
  Diluted.......................................       $.02        $(0.85)  $(0.19)   $ (0.04)    $  0.02    $  (2.22)
                                                       ====        ======   ======    =======     =======    ========
Shares used in computing net income (loss) per
  share applicable to common stockholders:
  Basic.........................................         94           438    4,379      5,301       5,067       5,526
  Diluted.......................................        376           438    4,379      5,301      10,254       5,526
Pro forma net income (loss) per share applicable
  to common stockholders:
  Basic.........................................                                      $ (0.02)               $  (0.96)
                                                                                      =======                ========
  Diluted.......................................                                      $ (0.02)               $  (0.96)
                                                                                      =======                ========
Shares used in computing pro forma net income
  applicable to common stockholders (loss) per
  share:
  Basic.........................................                                        9,770                  12,722
  Diluted.......................................                                        9,770                  12,722

                                                                          SEPTEMBER 30,
                                                              -------------------------------------    MARCH 31,
                                                              1996    1997     1998         1999          2000
                                                              ----    ----    -------    ----------    ----------
                                                                                (IN THOUSANDS)
                                                                                         (RESTATED)    (RESTATED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 57    $ 87    $ 1,972      $1,513       $ 7,925
Working capital.............................................   102    (173)     2,368       1,554         9,903
Total assets................................................   361     273      3,265       9,050        19,720
Long-term debt obligations, less current portion............    --      23         64         454           382
Series C redeemable convertible preferred stock.............    --      --         --          --        10,104
Retained earnings (accumulated deficit).....................     6    (367)    (1,219)     (1,405)      (13,657)
Total stockholders' equity..................................   359     (15)     2,743       3,323         4,393

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read together with the consolidated financial statements and the notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks described in "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     Virage Logic provides semiconductor intellectual property for the memory elements of systems-on-a-chip. These chips are used in communications equipment and many electronic devices, such as cellular and digital phones, pagers, digital cameras, DVD players, switches and modems. Our memories are optimized for our customers' manufacturing processes and are pre-tested through actual manufacture of silicon chips at third-party foundries.

     Revenues consist of license fees for our memories, standard and custom memory compilers and software development tools. Licensing of our intellectual property involves a sales cycle of three to six months. Our memories and compilers can be customized for our customers' specific manufacturing processes and requirements. A custom contract would typically call for milestone payments that are defined in the statement of work and program schedule that accompanies a master license agreement. Milestone deliveries generally occur over three to six months.

     License revenues are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, we have no significant remaining obligations to perform, the fee is fixed or determinable, and collectibility is probable. License revenues for certain software development tools are recorded ratably over the maintenance term as vendor-specific objective evidence of fair value for the maintenance portion of the revenues does not exist. License revenues on custom memory compilers are recognized using contract accounting over the period that services are performed under the percentage-of-completion method. For such licenses, we determine our progress-to-completion using input measures based on labor hours incurred. A provision for estimated losses on engagements is made in the period in which the loss becomes probable and can be reasonably estimated.

     Support revenues related to standard and custom memory compilers are not deferred over the life of the license agreement but rather an estimated cost of support is accrued at the time license revenues are recognized. Our experience to date indicates that the level of resource commitment for support is not significant. In the event that support becomes a significant cost, our revenue recognition policy would be modified to reflect the change.

     Currently, license fees represent substantially all of our revenues. We have agreements with certain third-party semiconductor foundries to pay us royalties on their sales of silicon chips manufactured for our fabless customers. Royalty revenues from these agreements through the quarter ended March 31, 2000 totalled $9,000. The time delays for receiving royalty revenues are due to the typical length of time required for the customer to implement our embedded memories into their design and manufacture and bring to market a product incorporating our memories. Beginning with our Custom-Touch STAR megabit technology that is currently in development, in addition to collecting royalties from the third-party semiconductor foundries, we intend to increase our royalty base by collecting royalties directly from our integrated device manufacturer customers and fabless customers. To date, we have not entered into any agreements implementing the new royalty structure.

     We have been dependent on a small number of customers for a substantial portion of our annual revenues in each fiscal year, although the customers comprising this group have changed from time to time. In fiscal 1998, MMC Networks, National Semiconductor, PMC-Sierra, Silicon Dynamics and TeraLogic each generated more than 10% of our revenues. In fiscal 1999, ATI Technologies, MMC Networks, National Semiconductor and Toshiba each generated between 10% and 18% of our revenues. In the first half of fiscal 2000, IBM generated 10% of our revenues. We expect a small number of companies to collectively represent between 20% and 40% of our revenues for the next few years.

     Sales to customers located outside the United States accounted for 48% of our revenues in fiscal 1998, 44% of our revenues in fiscal 1999 and 54% of our revenues in the six months ended March 31, 2000. Substantially all of our direct sales representatives and field application engineers are located in the United States and serve our customers in the United States, Canada and Europe. We plan to use a portion of the proceeds of this offering to invest in a direct sales network in Europe. In Japan and the rest of Asia, we use both indirect sales through distributors, as well as direct sales through sales representatives. We anticipate that the sales mix in the near future will change as our customer base outside of the United States expands. All revenues to date have been denominated in U.S. dollars.

     Since our inception in November 1995, cost of revenues and our other expense categories have progressively increased as we added personnel and increased the level of our business activities. We intend to continue making significant expenditures associated with general and administrative, research and development and sales and marketing activities, and expect that these costs of revenues and expenses will continue to be a significant percentage of revenues in future periods.

     We have incurred, and will incur in future periods, substantial amortization of stock-based compensation, which represents non-cash charges incurred as a result of the issuance of stock options to employees. These charges are recorded based on the difference between the deemed fair value of the common stock and the option exercise price of such options at the date of grant. The aggregate deferred stock-based compensation at July 27, 2000 was $18.1 million. This amount is presented as a reduction of stockholders' equity and is being amortized using the graded-vesting method over the vesting period of the applicable options, generally four years. We anticipate that the amortization of stock-based compensation for options granted through July 27, 2000 will equal approximately $7.0 million for fiscal 2000, $6.5 million in 2001, $2.7 million in 2002, $1.0 million in 2003 and $0.2 million in 2004.

     The Company has revised its financial statements for the year ended September 30, 1999 and for the six months ended March 31, 2000 to account for a beneficial conversion feature embedded in the Series C redeemable convertible preferred stock and a reassessment of the estimated fair value of its common stock used to record stock-based compensation charges in connection with stock option grants and the valuation of warrants issued. The impact on net income
(loss) available to common stockholders for the year ended September 30, 1999 was a change from previously reported income of $236,000 into a loss of $186,000. The loss available to common stockholders for the six months ended March 31, 2000 increased from $674,000 to $12,252,000 primarily due to the $10,1044,000 deemed dividend.

RESULTS OF OPERATIONS

     The following table lists the percentage of revenues for certain items in our consolidated statements of operations for the periods indicated:

                                                                                   SIX MONTHS
                                                    YEAR ENDED SEPTEMBER 30,    ENDED MARCH 31,
                                                    ------------------------    ----------------
                                                     1997     1998     1999      1999      2000
                                                    ------    -----    -----    ------    ------
Revenues..........................................   100.0%   100.0%   100.0%   100.0%    100.0%
Cost of revenues..................................    56.2     43.3     26.7     31.1      25.9
                                                    ------    -----    -----    -----     -----
Gross profit......................................    43.8     56.7     73.3     68.9      74.1
Operating expenses:
  Research and development........................    69.4     46.9     28.3     27.8      34.4
  Sales and marketing.............................    32.5     31.6     24.8     20.6      23.9
  General and administrative......................    41.2     20.9     12.5     10.5      13.0
  Stock-based compensation........................      --       --      7.3       --      25.4
                                                    ------    -----    -----    -----     -----
Total operating expenses..........................   143.1     99.3     72.9     59.0      96.7
                                                    ------    -----    -----    -----     -----
Operating income (loss)...........................   (99.4)   (42.6)     0.4     10.0     (22.6)
Interest expense..................................    (1.1)    (1.4)    (0.9)    (0.5)     (1.8)
Interest income...................................      --      0.8      0.4      0.7       1.3
Income tax provision..............................      --       --     (1.6)    (4.0)     (1.3)
                                                    ------    -----    -----    -----     -----
Net income (loss).................................  (101.2)%  (43.2)%   (1.9)%    6.3%    (24.4)%
                                                    ======    =====    =====    =====     =====

SIX MONTHS ENDED MARCH 31, 1999 AND MARCH 31, 2000

     Revenues. Revenues increased 153.5% from $3.5 million for the six months ended March 31, 1999 to $8.8 million for the six months ended March 31, 2000. This increase was primarily attributable to license fees received from fabless semiconductor companies resulting from the introduction of our 0.18 micron embedded memory technologies in September 1999.

     Gross Profit. Gross profit is revenues less cost of revenues. Cost of revenues consists primarily of personnel expenses and the allocated portion of facilities and equipment expenses. Cost of revenues excludes $450,000 of amortization of stock compensation for the six months ended March 31, 2000 and no such amortization for the six months ended March 31, 1999. Gross profit increased 172.5% from $2.4 million for the six months ended March 31, 1999 to $6.5 million for the six months ended March 31, 2000. Gross profit as a percentage of revenues improved between those periods from 68.9% to 74.1%. This increase was primarily attributable to increased licensing to fabless semiconductor companies of higher margin embedded memory technologies that required no additional customization.

     Research and Development Expense. Research and development expense includes personnel and other costs associated with the development of successive generations of embedded memory technologies and of new technologies. Research and development expense increased 214.2% from $966,000 for the six months ended March 31, 1999 to $3.0 million for the six months ended March 31, 2000. Research and development expense excludes $841,000 of amortization of deferred stock compensation for the six months ended March 31, 2000 and no such amortization for the six months ended March 31, 1999. The increase in research and development expense was primarily due to the development of our new 0.18 micron and 0.15 micron embedded memory technologies, as well as new technologies such as our Custom-Touch STAR, Custom-Touch 1T-SRAM and Custom-Touch CAM. These efforts required hiring additional personnel. We believe that continued technology development is essential for us to remain competitive in the markets we serve.

     Sales and Marketing Expense. Sales and marketing expense consists primarily of personnel, commissions and other associated costs. Sales and marketing expense increased 193.4% from $717,000 for the six months ended March 31, 1999 to $2.1 million for the six months ended March 31, 2000. Sales and marketing expense excludes $609,000 of amortization of stock compensation for the six months ended March 31, 2000 and no such amortization for the six months ended March 31, 1999. Approximately $1.0 million of this increase was due to hiring additional personnel and increased salaries and benefits and the remainder of this increase was due to expanded sales and marketing activities. We anticipate that sales and marketing expense will continue to increase as we expand our sales force and target new customers for our technologies.

     General and Administrative Expense. General and administrative expense consists primarily of personnel and other costs associated with the management of our business. General and administrative expense increased 212.9% from $366,000 for the six months ended March 31, 1999 to $1.1 million for the six months ended March 31, 2000. General and administrative expense excludes $335,000 of amortization of stock compensation for the six months ended March 31, 2000 and no such amortization for the six months ended March 31, 1999. This increase was primarily due to increased personnel costs and professional fees.

     Stock-Based Compensation. With respect to the grant of stock options to employees, we recorded aggregate deferred stock-based compensation of approximately $10.8 million for the six months ended March 31, 2000, of which $2,235,000 was amortized in that period. The amount of deferred stock-based compensation is presented as a reduction of stockholders' equity and is being amortized using the graded-vesting method over the vesting period of the applicable options, generally four years.

     Interest Income. Interest income increased from $25,000 for the six months ended March 31, 1999 to $115,000 for the six months ended March 31, 2000. This increase was principally due to higher average cash balances resulting from the net proceeds of the sale of our Series C redeemable convertible preferred stock in the first fiscal quarter of 2000.

     Interest Expense. Interest expense increased from $16,000 for the six months ended March 31, 1999 to $158,000 for the six months ended March 31, 2000. This increase was the result of an increase in our average outstanding debt and an increase in fixed assets held under a capital lease.

     Income Tax Provision. The provision for income taxes was approximately $138,000 and $113,000 for the six months ended March 31, 1999 and 2000, respectively. The effective tax rate was 38.8% for the six months ended March 31, 1999, and the related provision was computed using the actual effective rate for fiscal year 1999. Although we reported a pretax loss for the six months ended March 31, 2000, we recorded an income tax provision of $113,000 due to our ability to recognize only federal deferred taxes, as state current taxes paid are not refundable.

     Deemed Dividend. In connection with the sale of Series C redeemable convertible preferred stock in December of 1999, we recorded a non-cash charge of $10.1 million for the six months ended March 31, 2000 to accrete the value of the Series C preferred stock to its deemed fair value under applicable accounting rules. This non-cash charge was recorded as an increase in accumulated deficit with a corresponding credit to additional paid-in capital and was recognized at the date of issuance, which was the period in which the shares became eligible for conversion.

YEARS ENDED SEPTEMBER 30, 1997, 1998 AND 1999

     Revenues. Our revenues for fiscal 1997, 1998 and 1999 were $369,000, $2.0 million and $9.6 million, respectively, representing growth of 434.2% from 1997 to 1998 and 386.7% from 1998 to 1999. The 1998 increase in revenues was primarily due to approximately $1.0 million in increased licensing of our 0.25 micron embedded memory technologies, as well as increased sales of our custom design services. The 1999 revenue growth primarily reflected an approximate $3.0 million increase in license fees from our 0.25 micron embedded memory technologies, as well as approximately $2.7 million from the initial shipments of our 0.18 micron technologies, to both fabless semiconductor companies and integrated device manufacturers.

     Gross Profit. Gross profit is revenues less cost of revenues. Cost of revenues excludes $90,000 of amortization of stock compensation for the year ended September 30, 1999 and no such amortization for the years ended September 30, 1997 and 1998. Gross profit was $161,000, $1.1 million and $7.0 million for fiscal 1997, 1998 and 1999, respectively, which represented 43.8%, 56.7% and 73.3% of revenues for those periods, respectively. Our gross profit increased 592.1% from 1997 to 1998 and 529.1% from 1998 to 1999. The increases in gross profit and gross profit percentage between 1997 and 1998 and between 1998 and 1999 were primarily attributable to increased license fees from fabless semiconductor companies and integrated device manufacturers for higher-margin embedded memory technologies that required no additional customization.

     Research and Development Expense. Research and development expense was $256,000, $924,000 and $2.7 million for fiscal 1997, 1998 and 1999, respectively, which represented an increase of 260.8% from 1997 to 1998 and an increase of 193.2% from 1998 to 1999. Research and development expense excludes $222,000 of amortization of stock compensation for the year ended September 30, 1999 and no such amortization for the years ended September 30, 1997 and 1998. The increases in research and development expense between 1997 and 1998 and between 1998 and 1999 were primarily due to increases in the number of employees involved in research and development as we accelerated the introduction of new technologies, particularly the 0.18 micron technologies.

     Sales and Marketing Expense. Sales and marketing expense was $120,000, $622,000 and $2.4 million for fiscal 1997, 1998 and 1999, respectively, which represented an increase of 419.0% from 1997 to 1998 and an increase of 282.5% from 1998 to 1999. Sales and marketing expense excludes $294,000 of amortization of stock compensation for the year ended September 30, 1999 and no such amortization for the years ended September 30, 1997 and 1998. The increase in sales and marketing expense between 1997 and 1998 was primarily due to increased expenses associated with hiring additional personnel and increases in salaries and benefits resulting from increased sales. The increase in sales and marketing expense between 1998 and 1999 was due to $1.1 million of increased expenses associated with hiring additional personnel and increased salaries and benefits resulting from increased sales and approximately $700,000 of increased expenses associated with expanded sales and marketing activities.

     General and Administrative Expense. General and administrative expense was $152,000, $411,000 and $1.2 million for fiscal 1997, 1998 and 1999, respectively, which represented an increase of 170.4% from 1997 to 1998 and an increase of 192.3% from 1998 to 1999. General and administrative expense excludes $95,000 of amortization of stock compensation for the year ended September 30, 1999 and no such amortization for the years ended September 30, 1997 and 1998. The increases in general and administrative expense between 1997 and 1998 and between 1998 and 1999 were the result of increases in personnel and in professional fees.

     Stock-Based Compensation. With respect to the grant of stock options to employees, we recorded aggregate stock-based compensation of $2.9 million for fiscal 1999. The amount of stock-based compensation is presented as a reduction of stockholders' equity and is being amortized using the graded-vesting method over the vesting period of the applicable options, generally four years. We amortized $701,000 in 1999.

     Interest Income. Interest income was $16,000 and $42,000 for fiscal 1998 and 1999, respectively principally due to higher average cash balances, following our sale of Series B preferred stock in July 1998.

     Interest Expense. Interest expense was $4,000, $28,000 and $91,000 for fiscal 1997, 1998 and 1999, respectively. These increases were the result of increases in each year in our average outstanding debt and increases in fixed assets held under capital leases.

     Income Tax Provision. No provision for income taxes was recorded for fiscal 1997 and 1998, as we incurred net losses in those years. Although we reported a loss for fiscal 1999, we recorded an income tax provision of $154,000, which consisted primarily of foreign and state taxes due to our ability to recognize only federal deferred taxes, as state current taxes paid are not refundable.

QUARTERLY RESULTS OF OPERATIONS

     The following tables contain unaudited consolidated statement of operations data for our six most recent quarters. The first table contains revenue and expense data expressed in dollars, while the second table contains the same data expressed as a percentage of our revenues for the periods indicated. This data has been derived from unaudited consolidated financial statements that, in our opinion, include all adjustments necessary for a fair presentation of the information. Our quarterly results have been in the past, and in the future may be, subject to fluctuations. As a result, we believe that results of operations for the interim periods may not be an accurate indicator of results for any future period.

                                                                        QUARTER ENDED
                                             -------------------------------------------------------------------
                                             DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,
                                               1998       1999        1999       1999        1999        2000
                                             --------   ---------   --------   ---------   --------   ----------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues...................................   $1,492     $1,982      $2,459     $3,655     $ 4,187     $  4,619
Cost of revenues (exclusive of amortization
  of deferred stock compensation of $29,
  $61, $109 and $341 for the three months
  ended June 30, 1999, September 30, 1999,
  December 31, 1999 and March 31, 2000,
  respectively)............................      500        579         640        843       1,070        1,210
                                              ------     ------      ------     ------     -------     --------
Gross profit...............................      992      1,403       1,819      2,812       3,117        3,409
Operating expenses:
  Research and development (exclusive of
    amortization of deferred stock
    compensation of $102, $120, $306 and
    $535 for the three months ended June
    30, 1999, September 30, 1999, December
    31, 1999 and March 31, 2000,
    respectively)..........................      408        557         694      1,050       1,437        1,596
  Sales and marketing (exclusive of
    amortization of deferred stock
    compensation of $140, $154, $232 and
    $377 for the three months ended June
    30, 1999, September 30, 1999, December
    31, 1999 and March 31, 2000,
    respectively)..........................      244        467         709        958         972        1,131
  General and administrative (exclusive of
    amortization of deferred stock
    compensation of $3, $92, $99 and $236
    for the three months ended June 30,
    1999, September 30, 1999, December 31,
    1999 and March 31, 2000,
    respectively)..........................      149        217         258        577         672          474
  Stock-based compensation.................       --         --         274        427         746        1,489
                                              ------     ------      ------     ------     -------     --------
Total operating expenses...................      801      1,241       1,935      3,012       3,827        4,690
                                              ------     ------      ------     ------     -------     --------
Operating income (loss)....................      191        162        (116)      (200)       (710)      (1,281)
Interest expense...........................       (7)        (9)        (12)       (64)        (74)         (84)
Interest income............................       11         14           6         11          20           94
Other income (expense).....................       --         --          --        (19)         --           --
                                              ------     ------      ------     ------     -------     --------
Income (loss) before taxes.................      195        167        (122)      (272)       (764)      (1,271)
Income tax provision (benefit).............       73         65          18         (2)         30           83
                                              ------     ------      ------     ------     -------     --------
Net income (loss)..........................      122        102        (140)      (270)       (794)      (1,354)
Deemed dividend on Series C redeemable
  convertible preferred stock..............       --         --          --         --          --      (10,104)
                                              ------     ------      ------     ------     -------     --------
Net income (loss) applicable to common
  stockholders.............................   $  122     $  102      $ (140)    $ (270)    $  (794)    $(11,458)
                                              ======     ======      ======     ======     =======     ========
Basic net income (loss) per share
  applicable to common stockholders........   $ 0.03     $ 0.02      $(0.03)    $(0.05)    $ (0.15)    $  (2.04)
                                              ======     ======      ======     ======     =======     ========
Diluted net income (loss) per share........   $ 0.01     $ 0.01      $(0.03)    $(0.05)    $ (0.15)    $  (2.04)
                                              ======     ======      ======     ======     =======     ========

                                                                        QUARTER ENDED
                                             -------------------------------------------------------------------
                                             DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,
                                               1998       1999        1999       1999        1999        2000
                                             --------   ---------   --------   ---------   --------   ----------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
AS A PERCENTAGE OF REVENUES:
Revenues...................................    100.0%     100.0%      100.0%     100.0%      100.0%       100.0%
Cost of revenues...........................     33.5       29.2        26.0       23.1        25.6         26.2
                                              ------     ------      ------     ------     -------     --------
Gross profit...............................     66.5       70.8        74.0       76.9        74.4         73.8
Operating expenses:
  Research and development.................     27.3       28.1        28.2       28.7        34.3         34.6
  Sales and marketing......................     16.4       23.6        28.8       26.2        23.2         24.5
  General and administrative...............     10.0       10.9        10.5       15.8        16.1         10.3
  Stock-based compensation.................       --         --        11.1       11.7        17.8         32.2
                                              ------     ------      ------     ------     -------     --------
Total operating expenses...................     53.7       62.6        78.7       82.4        91.4        101.6
                                              ------     ------      ------     ------     -------     --------
Operating income (loss)....................     12.8        8.2        (4.7)      (5.5)      (17.0)       (27.8)
Interest expense...........................     (0.4)      (0.5)       (0.5)      (1.8)       (1.8)        (1.8)
Interest income............................      0.7        0.7         0.2        0.3         0.5          2.0
Other income (expense).....................       --         --          --       (0.5)         --           --
                                              ------     ------      ------     ------     -------     --------
Income (loss) before taxes.................     13.1        8.4        (5.0)      (7.5)      (18.3)       (27.6)
Income tax provision.......................      4.9        3.3         0.7       (0.1)        0.7          1.8
                                              ------     ------      ------     ------     -------     --------
Net income (loss)..........................      8.2%       5.1%       (5.7)%     (7.4)%     (19.0)%      (29.4)%
                                              ======     ======      ======     ======     =======     ========

     Over the six quarters presented, our quarterly revenues grew from $1.5 million to $4.6 million. Revenue growth over this period was the result of increased licensing of our 0.25 micron embedded memory technologies and 0.18 micron technologies to both fabless semiconductor companies and integrated device manufacturers.

     Gross profit as a percentage of revenues increased from 66.5% for the quarter ended December 31, 1998 to 73.8% for the quarter ended March 31, 2000. This increase in gross profit as a percentage of revenues over the six quarters presented was primarily due to increased licensing of higher margin embedded memory technologies to fabless semiconductor companies that required no additional customization. For the quarter ended September 30, 1999, our gross profit as a percentage of revenues increased due to a greater percentage of sales in that quarter of higher margin embedded memory technologies.

     Over the last six quarters, research and development expenses increased from $408,000 to $1.6 million as we developed new technologies and added personnel. Sales and marketing expenses have grown over this period from $244,000 to $1.1 million, while general and administrative expenses grew from $149,000 to $474,000. General and administrative expenses were higher in the fourth quarter of 1999 and the first quarter of 2000 due to expenses of litigation that was settled in the first quarter of 2000. Since the quarter ended June 30, 1999, we have recorded amortization of stock-based compensation from the issuance of stock options. We anticipate recording additional stock-based compensation and related amortization in future periods.

     We have used all of our net operating loss carryforwards as we had achieved six successive quarters of profitability, excluding stock-based compensation charges. We expect to pay income taxes on a going forward basis.

LIQUIDITY AND CAPITAL RESOURCES

     We financed our operating losses for fiscal 1997 and 1998 through the issuance of notes, capital leases and the sale of preferred stock. We had a net loss of $186,000 for fiscal 1999. We had a net loss applicable to common stockholders for the six months ended March 31, 2000 of $12.3 million, which was attributable primarily to a stock-based compensation charge of $2.2 million and a deemed dividend on Series C redeemable convertible preferred stock of $10.1 million during that period. At March 31, 2000, we had $7.9 million in cash and cash equivalents, an increase of $6.4 million from cash held at September 30, 1999 and $5.9 million from cash held at September 30, 1998. The increase in cash balances at March 31, 2000 was primarily due to our receipt of $9.8 million of cash proceeds from the sale of our Series C redeemable convertible preferred stock in the first quarter of fiscal 2000. As of March 31, 2000, we had an accumulated deficit of $13.7 million.

     We have an accounts receivable revolving line of credit with Silicon Valley Bank that allows us to borrow up to $3.0 million. At March 31, 2000, the total line of credit was available. The interest rate on this line of credit is prime plus 1.0%. We also have a line of credit of $1.1 million with an equipment leasing company. At March 31, 2000, we had utilized $464,000 of this line and had an available balance of $636,000. The outstanding obligations under the equipment line are due over a three-year period. The interest rate on these borrowings is variable and dependent upon market conditions at the time a new lease obligation is executed.

     Net cash used for operating activities was $134,000 and $1.0 million for fiscal 1997 and 1998, respectively, net cash provided by operating activities was $17,000 for fiscal 1999, and net cash used by operating activities was $522,000 for the first six months of fiscal 2000. The usage of cash in 1997 was due to a net loss of $373,000, partially offset by depreciation and amortization and favorable changes in operating assets and liabilities. The usage of cash in 1998 was due to a net loss of $851,000 and by unfavorable changes in operating assets and liabilities, primarily accounts receivable due to revenue growth of our embedded memory technologies. The generation of cash for 1999 was due to depreciation of $507,000 and increases in accrued payroll and related expenses, accrued expenses related to software purchases and deferred revenues totaling $3.3 million. A higher accounts receivable balance of $3.6 million, a result of a growing customer base, offset the increase in cash for 1999. Increases in accounts receivable, income tax payments and reductions in deferred revenues were the primary uses of cash during the first six months of 2000.

     Net cash used for investing activities was $6,000, $358,000 and $1.4 million for fiscal 1997, 1998 and 1999, respectively, and $2.1 million for the first six months of fiscal 2000. The increase in investing activities during each of these periods was due to acquisitions of property and equipment, primarily computer software and hardware. A portion of the fixed asset acquisitions was financed under equipment financing arrangements in 1997 and 1998. We intend to purchase approximately $500,000 of additional capital assets, primarily computer equipment and software, during the remainder of fiscal 2000.

     Net cash provided by financing activities was $169,000, $3.3 million and $945,000 for fiscal 1997, 1998 and 1999, respectively, and $9.0 million for the first six months of fiscal 2000. Net cash provided by financing activities in 1997 reflects the issuance of notes in the aggregate principal amount of $170,000. Net cash provided by financing activities in 1998 reflects the issuance of preferred stock for an aggregate purchase price of $2.5 million and the issuance of convertible notes in the aggregate principal amount of $772,000. Net cash provided by financing activities in 1999 reflects borrowings under our accounts receivable revolving line of credit of $1.0 million. Net cash provided by financing activities in the first six months of fiscal 2000 reflects our receipt of $9.8 million in cash proceeds from the issuance of Series C redeemable convertible preferred stock. The increase in net cash provided by financing activities during the first six months of fiscal 2000 was partially offset by repayments of $1.0 million on the accounts receivable revolving line of credit and certain repayments for capitalized lease obligations during the first six months of 2000.

     Our future capital requirements will depend on many factors, including the rate of sales growth, market acceptance of our existing and new technologies, the amount and timing of research and development expenditures, the timing of the introduction of new technologies, expansion of sales and marketing efforts, potential acquisitions and working capital, primarily accounts receivable. There can be no assurance that additional equity or debt financing, if required, will be available on satisfactory terms. We believe that the net proceeds of this offering combined with existing capital resources and cash generated from operations will be sufficient to meet our needs for the next 18 months, although we may seek to raise additional capital during that period. However, there can be no assurance that we will not require additional financing beyond this time frame. Our capital and operating requirements will depend on many factors, including the levels at which we maintain accounts receivable and increased spending for operating expenses. Our forecast period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing accounting standards. SFAS No. 133 requires that all derivatives be recognized in the balance sheet at their fair market value, and the corresponding derivative gains or losses be either reported in the statement of operations or as a deferred item depending on the type of hedge relationship that exists with respect to such derivative. SFAS No. 133, as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging
Activities -- Deferral of Effective Date of FASB Statement No. 133," is effective for all fiscal years beginning after June 15, 2000. We do not currently have forward exchange contracts to hedge exposures denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes, but it is possible we may enter into such contracts in the future as our international sales or operations expand.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position, or SOP, No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on accounting for the cost of computer software developed or obtained for internal use and identifies the characteristics of internal-use software. Our accounting policy with respect to accounting for computer software developed or obtained for internal use is consistent with SOP 98-1. Software is amortized for financial reporting purposes using the straight-line method over the estimated useful life of three years.

     In December 1999, the Securities and Exchange Commission issued SEC Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements," which summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. We believe our revenue recognition policy is in compliance with SAB 101.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

     We have limited exposure to financial market risks, including changes in foreign currency exchange rates and interest rates. A significant portion of our customers are located in Asia, Canada and Europe. However, to date our exposure to foreign currency exchange fluctuations has been minimal because our license agreements provide for payment in U.S. dollars.

     Our interest income and interest expense are sensitive to changes in the general level of U.S. interest rates. An increase or decrease in interest rates would not significantly increase or decrease interest income on cash balances due to our cash being primarily invested in commercial paper. Due to the short-term nature of our investments and the immaterial amount of debt obligations, we believe that there is no material exposure to interest rate fluctuations.

CHANGES IN ACCOUNTANTS

     On June 9, 1999, we engaged Ernst & Young LLP to act as our independent auditors to report on our financial statements for the year ended September 30, 1999. The decision to appoint Ernst & Young LLP was approved by our board of directors. Before we engaged Ernst & Young LLP, Mohler, Nixon & Williams Accountancy Corporation had acted as our independent auditors since 1997. We dismissed Mohler Nixon as our independent auditors on the date we engaged Ernst & Young. None of Mohler Nixon's reports on our financial statements for any of the years reported contained an adverse opinion or disclaimer of opinion, nor were the opinions modified as to uncertainty, audit scope or accounting principles, nor were there any events of the type requiring disclosure under
Item 304(a)(1)(v) of Regulation S-K under the Securities Act. During fiscal 1997 and 1998 and the interim period of 1999 through June 9, 1999, there were no disagreements with Mohler Nixon, resolved or unresolved, on any matter of accounting principles or practices, financial disclosure, or auditing scope or procedure, which, if not resolved to Mohler Nixon's satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its reports.

                                    BUSINESS

OVERVIEW

     Virage Logic provides semiconductor intellectual property for the memory elements of electronic systems-on-a-chip. Our semiconductor intellectual property consists of (1) embedded memories, (2) compilers that allow chip designers to configure our memories into different sizes and shapes on a single silicon chip, and (3) software development tools that can be used to build memory compilers. We also provide custom memory design services. Systems-on-a-chip are critical components of communications equipment and many electronic devices, including cellular and digital phones, pagers, digital cameras, DVD players, switches and modems. Our customers include leading communications semiconductor companies such as Broadcom, Conexant, Level One and PMC-Sierra and leading integrated device manufacturers such as IBM, National Semiconductor, Philips and Toshiba.

     We develop our memories and compilers to comply with the manufacturing processes used to create the silicon chips for our customers' products. For our integrated device manufacturer customers, we develop our products to comply with the processes used by their internal manufacturing facilities. For our fabless semiconductor company customers, we develop our products to comply with the processes of the third-party semiconductor manufacturing facilities, or foundries, these companies rely on to manufacture the silicon chips for their products. We also pre-test our products before their release on the market by having actual chips containing our memories produced by third party foundries, so that we can provide our customers with test data and assurance that chips produced using our intellectual property will be manufacturable. As a result, our customers can use our intellectual property to shorten the design time of new product development. Our products are certified for production by several of the leading third-party foundries used by fabless semiconductor companies, such as Taiwan Semiconductor Manufacturing Company, or TSMC, United Microelectronics Company, or UMC, and Chartered Semiconductor Manufacturing, or Chartered.

INDUSTRY BACKGROUND

     The growth of the Internet and the development of optical and wireless communications infrastructure are creating demand for communications equipment and digital appliances that can utilize the increase in available bandwidth. The system designers of these products are seeking technologies that will permit them to decrease the size and enhance the performance of their products. In response to this demand, semiconductor companies have developed technologies that permit entire electronic systems, including the microprocessor, communications, logic, graphics and memory elements, to be contained on a single silicon chip, called a system-on-a-chip, rather than on a circuit board. According to a report entitled "Status 2000" by Integrated Circuit Engineering, an independent market research firm, the system-on-a-chip (SOC) market is expected to grow from $2.9 billion in 1999 to $17.5 billion by 2004.

     System-on-a-chip design depends upon the reliable integration of the various components of the chip. Each component must comply with the manufacturing standards of the manufacturing facility that will produce the chip. Since different technical expertise and intellectual property is required for each component of a system-on-a-chip, it is difficult for many companies to develop the intellectual property needed for these components internally. The designers of products that use systems-on-a-chip are facing increased market pressure to rapidly introduce new products, which shortens the time available for research and development. Accordingly, many semiconductor companies are increasingly relying on external sources for the technical expertise and intellectual property for various components of their system-on-a-chip designs. The use of proven third-party intellectual property components allows semiconductor companies to meet market pressures while continuing to focus on the components of the system-on-a-chip that constitute their core competencies.

     The demand for high-performance computing and communications applications and the availability of increased bandwidth for Internet applications has made memory critical to the operation of systems-on-a-chip used for these applications. Historically, integrated circuit designs were dominated by the logic function, while memory storage was usually provided in separate, external devices. In order to achieve increased speeds, chip designs now require closer physical proximity between the logic and memory functions and require more customized memory functions. The need for this proximity, as well as advances in semiconductor technology and the ability to customize the size and configuration of memory functions within a system-on-a-chip, are creating increased demand for embedded memory. It is now common for a system-on-a-chip to contain many memories with different functions configured in different sizes and shapes to optimize the area of the chip. Management estimates that memory functions typically comprise between 30-50% of the chip area in a system-on-a-chip design and believes that this percentage will increase with the growth of memory-intensive applications.

     Semiconductor companies face significant challenges designing high-performance memories for their system-on-a-chip devices. Due to continuing advancements in the semiconductor manufacturing processes, new designs have generally been required every one to two years. The internal design teams of semiconductor companies typically lack the dedicated resources necessary to keep pace with rapidly evolving memory designs. Suppliers of stand-alone memories for personal computers and other devices that include memory as a separate element on a circuit board often lack the design expertise and software tools necessary to provide custom high-performance memory for system-on-a-chip designs. Similarly, suppliers of the other components of systems-on-a-chip generally lack the focus and expertise necessary to provide high-performance memories. These factors have created a market need for third-party providers of highly reliable, high performance memory intellectual property for system-on-a-chip design.

THE VIRAGE LOGIC SOLUTION

     We provide intellectual property for high-performance memories used in systems-on-a-chip, as well as software development tools and custom memory design services. We offer customers embedded memories that are optimized for area, low power consumption and speed and that are available for the manufacturing processes of leading third party semiconductor foundries. Key benefits of our solution include:

     - Memory Design Expertise. Our memory design expertise allows us to provide our customers with leading-edge memory technologies for advanced manufacturing processes. We have assembled a global team of over 75 engineers focused exclusively on memory design. This team includes senior level engineers with significant expertise in various types of memory design, including SRAM, DRAM, flash and EPROM.

     - Broad Product Line. We offer multiple types of memory and compilers for
       0.35 micron, 0.25 micron and 0.18 micron processes and were the first third-party intellectual property company to deliver embedded memories for the 0.15 micron process. Our compilers allow our customers to generate the exact configuration of embedded memory needed for their system-on-a-chip designs.

     - Manufacturing-Tested Solutions. Each of our embedded memories has been customized, verified and tested for a particular manufacturing process on a silicon chip, or silicon-proven, before being delivered to a customer. This verification substantially reduces the risk that the memory element will be defective and the costly development delays customers might experience from using in-house or other third-party designs that are not silicon-proven. Our memories have been implemented by over 50 customers and in foundries that comprise over 90% of the third-party foundry market.

     - Significant Design-Time Advantages. We offer silicon-proven memories that comply with the standards for specific manufacturing processes. Our memories and software tools can be easily integrated into our customers' system-on-a-chip design processes. By eliminating the need to design specific embedded memories, our customers can shorten the design time for their systems-on-a-chip.

     - High-Density, High-Performance and Ultra-Low Power Consumption Embedded Memories. We have recently introduced our ASAP, or area, speed and power, embedded memory compilers that enable the generation of high-density, high-performance and ultra-low power consumption embedded memories in multiple configurations. These technologies have been developed using custom memory design techniques to achieve industry-leading results in area, speed and power consumption.

     - Ease of Integration. We provide a complete set of software development tools to facilitate the integration of our memories with the other elements of a system-on-a-chip design.

THE VIRAGE LOGIC STRATEGY

     Our objective is to be the leading supplier of embedded memory intellectual property, software development tools and memory design service support to semiconductor companies for their complex system-on-a-chip designs. Key elements of our strategy include the following:

     - Utilize and Develop Endorsements of Leading Third-Party Semiconductor Manufacturers for Our Memories. We work with leading third-party foundries to qualify our memories for high-volume production in their manufacturing processes. In this manner, we are in a position to provide embedded memories and compilers that are silicon-proven for a specific foundry's manufacturing process directly to that foundry's entire customer base.

     - Become a Supplier to the Leading Fabless Semiconductor Companies. Fabless semiconductor companies, or semiconductor companies that do not manufacture their own silicon chips, spend substantial sums of money purchasing memory elements to incorporate in their chips. Since these companies lack the time and resources to internally develop embedded memories, which are outside of their core competencies, they license memory intellectual property from us. To date, we have licensed our intellectual property to many fabless semiconductor companies including ATI Technologies, Broadcom, Level One, Lockheed Martin, Macronix, MMC Networks, PMC-Sierra, TranSwitch and Vitesse. Because we receive royalty payments based on levels of production from the foundries that manufacture chips for our fabless customers, we intend to continue to target the fabless semiconductor companies that produce the largest number of chips.

     - Increase our Base of Integrated Device Manufacturer Customers. Integrated device manufacturers produce the largest number of integrated circuits and face significant cost and product differentiation challenges. The internal memory design teams of these companies are facing difficulties keeping pace with the increasing demand for, and proliferation of, embedded memory technologies and the rapid innovation of these technologies for advanced manufacturing processes. To date, we have licensed our intellectual property to many leading integrated device manufacturers including AMD, Conexant, Fujitsu, Hitachi, Hyundai, IBM, Matsushita, Motorola, National Semiconductor, OKI, Philips and Toshiba. We intend to build upon our ability to reduce these customers' design time to further attract integrated device manufacturer customers.

     - Continue to Innovate Existing Technologies for Advanced Manufacturing Processes. As the semiconductor manufacturers develop advanced manufacturing processes that enable increasing density and speed as well as lower power consumption, we intend to lead the market for embedded memories designed for those processes. We have achieved the critical mass of memory designers necessary to be first to market with embedded memories for advanced manufacturing processes. We have designed embedded memories for the 0.35 micron, 0.25 micron and 0.18 micron processes and were the first third-party intellectual property company to deliver embedded memories for the 0.15 micron process.

     - Expand our Research and Development Efforts. We intend to work with our development partners to define the focus of our research and development activities to best address the needs of our customers. Our development partners include TSMC, UMC, and Chartered. We also intend to focus on developing new memory architectures to support the convergence between computers, consumer products and communications markets.

     - Expand Distribution Channels. We intend to expand our existing distribution channels by hiring a direct sales force in Europe and increasing our direct sales force in the United States. We also intend to continue to develop partnerships with value added resellers, or VARs and other distributors of intellectual property and leverage their extensive U.S. and international sales organizations.

OUR PRODUCTS

     We offer a wide range of memory intellectual property to semiconductor companies including:

     - embedded memories;

     - compilers that can generate multiple configurations of a single type of embedded memory in a system design;

     - software development tools that can be used to build memory compilers;
       and

     - custom design services.

     Our Embedded Memories. We provide embedded memories in predetermined shapes, sizes and types that can be incorporated by semiconductor designers into their system-on-a-chip designs. We deliver our memories to our customers through downloads from secure servers or on computer disks in a form that can be integrated directly into the design of the system-on-a-chip.

     Our Embedded Memory Compilers. A compiler is a software program that allows semiconductor designers to configure memories to the desired specifications for their system-on-a-chip designs. Our compiler products include:

     - Custom-Touch ASAP. These compilers are optimized for high density, high performance and low-power consumption and can generate memories up to 512 kilobits in size. ASAP is available in as many as nine different memory types including single- or dual-port register file, single- or dual-port SRAM, synchronous or asynchronous SRAM and ROM.

     - Custom-Touch CAM. Our content-addressable memory, or CAM, compilers can be used in routers, switches and other high-bandwidth Internet infrastructure equipment to accelerate hardware-based searches.

     - Custom-Touch STAR. These compilers are optimized for area, incorporate self-test and repair capabilities and can generate up to four megabits of embedded memory. We expect to release this technology by year-end 2000. We have entered into an agreement with TSMC with respect to the development of these compilers. See "Research and Development."

     - Custom-Touch 1T-SRAM. These compilers use very dense memory cells and can generate up to eight megabits of embedded memory. They also incorporate self-test and repair capabilities. We expect to release this technology by year-end 2000.

     Our Software Development Tools. Our primary software development tool is Embed-It! Architect which allows semiconductor design companies to develop their own compilers. We also provide a software tool called Embed-It! Integrator with each of our compilers to facilitate the design of multiple memory configurations within a system-on-a-chip. We may also license Embed-It! Integrator with Embed-It! Architect.

     Our Custom Design Services. We offer custom memory design services for companies that require special configurations or functionality not supported by our compilers. This has led to a number of innovations and new technologies such as our Custom Touch CAM technology.

MARKETS AND APPLICATIONS

     We target markets that utilize system-on-a-chip technologies with large memory requirements and high-performance, low-power architectures. Examples of the markets and applications in which our memories are implemented include:

     - Communications and Internet Infrastructure. Communications systems-on-a-chip are used throughout the Internet, including in routers, switches, DSL modems, gigabit ethernet equipment and high-bandwidth set-top boxes.

     - Digital Appliances. Digital appliances increasingly require more functionality, Internet connectivity and low-power consumption. Our memories can be found in video game players, mobile phones, pagers, digital cameras, high-definition televisions, cable set-top boxes and DVD players.

     - Computers. Computation equipment such as personal computers, workstations and servers require more complex chip sets and embedded memory to achieve new features such as advanced 3D graphics and digital signal processing, or DSP.

RESEARCH AND DEVELOPMENT

     We believe that our future success will depend in large part on our ability to continue developing new products and innovating our existing products for advanced manufacturing processes. To this end, we have assembled a team of engineers with significant experience in the design and development of embedded memories. Currently, we are focusing our research and development efforts on developing memories that support the latest manufacturing processes, 0.15 micron and 0.13 micron. We are also developing new memory architectures to support the emerging communications markets and the convergence between these markets and the computer and consumer products markets.

     We have entered into a memorandum of understanding with Mosys for the joint development of our Custom-Touch 1T-SRAM compiler that is based on Mosys' proprietary circuit technology. This memorandum of understanding provides that we and Mosys will each have the right to license and sell the resulting compiler and will share equally in the licensing revenues. In connection with this memorandum of understanding, we have also entered into an agreement with Mosys and TSMC in which we and Mosys have agreed to develop the Custom-Touch 1T-SRAM compiler for TSMC's 0.18 micron and 0.15 micron processes. In addition, all parties have agreed to jointly market this technology.

     We have also entered into a memorandum of understanding with Netlogic Systems related to the development of a memory compiler based on Netlogic's CAM technology. This CAM compiler will complement our existing CAM memories by allowing semiconductor companies to design a complete search engine for use in specific applications such as voice-over Internet protocol, or VoIP. This should allow proliferation of our CAM memories into new applications. The pricing model and allocation of revenues between the parties for the developed technologies will be determined in a subsequent formal agreement.

     Recently, we have entered into a license agreement with Credence and its wholly-owned subsidiary, Fluence Technology, under which we license from Fluence memory built-in self test logic for integration into our compilers. In exchange for this license, we have granted warrants to purchase 50,000 shares of common stock to Credence and its affiliates. In addition, we will pay Fluence Technology royalties on sales of our products that incorporate their technology.

     We have entered into agreements with TSMC, UMC and Chartered relating to the development and license of our memories and compilers for each of these foundry's design rules.

     Under our agreement with TSMC, we will develop memory compilers for certain TSMC manufacturing processes, including the Custom Touch STAR Compiler for TSMC's 0.18 micron process. Each party will own its own intellectual property, and both parties will jointly own any jointly-developed intellectual property. Following development, we will license the developed technologies to third parties that manufacture their silicon chips at TSMC. In exchange for our development, TSMC pays us a minimal up-front development fee, as well as royalties based on silicon chips manufactured at TSMC using our memories. In addition, both we and TSMC agree to promote these technologies.

     Our agreement with UMC is similar to our agreement with TSMC. UMC does not pay us a development fee under this agreement but pays us royalties based on revenues from third parties that manufacture silicon chips containing our memories at UMC.

     Our agreement with Chartered relates to the establishment of a joint marketing and test chip and silicon verification program for memories developed for Chartered's design rules. Under this agreement, Chartered agrees to provide us with test chip layout, test plans and test rules to assist in our design of test chips and silicon verification for their manufacturing processes. Chartered pays us royalties based on silicon chips manufactured at Chartered using our memories. Currently, these royalties have not been material and we do not expect them to be material in the near future. In addition, both parties agree to provide technical, marketing and sales support and to introduce customers as appropriate.

     Our research and development costs were $256,000 in fiscal 1997, $924,000 in fiscal 1998, $2.7 million in fiscal 1999 and $3.0 million in the six months ended March 31, 2000. We expect that these costs will increase in the future in order to maintain a leading position as a third-party provider of semiconductor intellectual property in the embedded memory market. At June 30, 2000, we had 36 employees engaged in research and development. We expect to identify and hire additional technical personnel in fiscal year 2000 to staff our anticipated research and development activities.

SALES AND MARKETING

     We focus our sales efforts through direct sales in North America and Europe. In Japan and the rest of Asia, we use both indirect sales through distributors, as well as direct sales through sales representatives.

     Direct Sales. We maintain a network of direct sales representatives and field application engineers serving the United States, Asia, Canada and Europe. Currently, all of our direct sales representatives and field application engineers are located in the United States. We plan to use a portion of the proceeds of this offering to establish a direct sales network in Europe. Our sales force's primary responsibility is to secure and maintain direct account relationships with fabless semiconductor companies and integrated device manufacturers for the license of our memories. Developing a license relationship typically involves a three to six month sales cycle. In addition, we have approximately 50 customers with which the sales force maintains existing relationships.

     We enter into license agreements with our customers for a range of embedded memory technologies. New license agreements are required for each new process technology generation. For our ASAP products, in addition to collecting up-front license fees from the customers, we receive royalties from third-party foundries that manufacture chips for our fabless customers. For our Custom-Touch STAR and 1T-SRAM products, we expect to receive both license and royalty fees from customers, as well as royalties from third-party foundries, once these products are released. Our license agreements contain limited warranties and eliminate our liability for consequential damages. The sales force is distributed throughout the United States with employees in the following locations: Fremont, Boston, Los Angeles, Austin, Phoenix and West Palm Beach.

     We have developed relationships with the following types of companies that provide us with customer referrals.

     - Foundries. We have entered into marketing and technology relationships with several third-party foundries including TSMC, UMC and Chartered. These relationships provide us with early access to new process technologies and endorsements from their direct sales force to our mutual customer base.

     - Standard-Cell Library Companies. We have entered into joint marketing and development relationships with library companies that sell standard cells and input/output cells such as Avant! Corporation.

     - EDA Vendors. We have entered into joint marketing relationships with major electronic design automation, or EDA vendors including Cadence. These relationships allow us to validate our interoperability with these EDA vendors' software design tools.

     Indirect Sales. In addition to the direct sales force, we also sell our technologies through distributors in Japan and the rest of Asia. In Japan, we have entered into a distributor agreement with Seiko Instruments to sell and support our products. We have also entered into sales representative agreements with Maojet Technology Corporation in Taiwan and Aralion Technology in Korea. All of these indirect sales organizations have expertise in selling semiconductor intellectual property and software design tools. None of these relationships is exclusive.

CUSTOMERS

     We have developed a strong customer base of semiconductor companies that use our embedded memories to design complex system-on-a-chip devices. Purchasers of our embedded memories include both fabless semiconductor companies and integrated device manufacturers. For fabless semiconductor customers, we license our embedded memories on either a single- or multiple- project basis. For integrated device manufacturers, we license our embedded memories on a multiple-project basis and offer our Embed-It! Architect software as an option to develop and maintain their own memory intellectual property on the same software platform.

     The following chart provides a representative list of our major customers by customer type.

  ---------------------------------------------------------------------------------
   Fabless Semiconductor Companies         ATI Technologies*, Broadcom*, Level
                                           One*, Lockheed Martin*, Macronix, MMC
                                           Networks*, PMC-Sierra*, TranSwitch,
                                           Vitesse
  ---------------------------------------------------------------------------------
   Integrated Device Manufacturers         AMD, Conexant, Fujitsu, Hitachi*,
                                           Hyundai, IBM, Matsushita, National
                                           Semiconductor*, OKI*, Philips, Toshiba*
  ---------------------------------------------------------------------------------
   Embed-It! Architect Licensees           Hitachi, Hyundai, Lockheed Martin,
                                           Macronix, National Semiconductor, SIS,
                                           TSMC, Toshiba, Winbond
  ---------------------------------------------------------------------------------

       * Indicates the ten customers that generated the highest level of revenues for us in fiscal 1999.

     We have been dependent on a small number of customers for a substantial portion of our annual revenues in each fiscal year, although the customers comprising this group have changed from time to time. In fiscal 1998, MMC Networks, National Semiconductor, PMC-Sierra, Silicon Dynamics and TeraLogic, each generated more than 10% of our revenues. In fiscal 1999, ATI Technologies, MMC Networks, National Semiconductor and Toshiba each generated between 10% and 18% of our revenues. In the first half of fiscal 2000, IBM generated 10% of our revenues. We expect a small number of companies to collectively represent between 20% and 40% of our revenues for the next few years. As our customer base grows and the number of fabless semiconductor companies increases, we expect our dependence on any one customer for revenues to decline. However, as our sales to fabless semiconductor companies grow, we will become more dependent on the availability of new manufacturing process technologies and capacity from third party foundries to manufacture our customers' products.

PROPRIETARY AND INTELLECTUAL PROPERTY

     We rely primarily on a combination of nondisclosure agreements and other contractual provisions, as well as patent, trademark, trade secret and copyright law to protect our proprietary rights. Our general policy has been to seek patent protection for those inventions and improvements likely to be incorporated in our technologies or otherwise expected to be of value. We have an active program to protect our proprietary technology through the filing of patents.

     At July 27, 2000, we have four U.S. patents issued, eight U.S. patent applications on file and one draft application being prepared for filing with the USPTO. We expect that once granted, the duration of these patents will be 20 years from the effective date of filing of the application. These patents will allow us to prevent others from infringing on some of our core technologies. We intend to continue to file patent applications as appropriate in the future. We cannot be sure, however, that our pending patent applications will be allowed, that any issued patents will protect our intellectual property or will not be challenged by third parties, or that the patents of others will not seriously harm our ability to do business. In addition, others may independently develop similar or competing technology or design around any of our patents.

     In addition, at July 27, 2000, we had two pending U.S. trademark applications on file with the USPTO. If issued, these registrations would allow us to prevent others from using other similar marks on similar goods and services in the U.S. We cannot be sure, however, that the USPTO will issue trademarks for any of our pending applications. Further, any trademark rights we hold or may hold in the future may be challenged or may not be of sufficient scope to provide meaningful protection.

     We protect the source code of our technologies as both trade secrets and unpublished copyrighted works. We license the object code to our customers for limited uses and maintain contractual controls over the use of our software. Wide dissemination of our software makes protection of our proprietary rights difficult, particularly outside the United States.

     We protect our trade secrets and other proprietary information through nondisclosure agreements with our employees and customers and other security measures, although others may still gain access to our trade secrets or discover them independently.

     Although we believe that our technologies do not infringe on any copyright or other proprietary rights of third parties, from time to time, third parties, including our competitors, may assert patent, copyright and other intellectual property rights to technologies that are important to us.

COMPETITION

     The embedded memory industry is very competitive and is characterized by constant technological change, rapid rates of technology obsolescence and the emergence of new suppliers. Our primary competition comes from the internal development groups of large integrated device manufacturers that develop embedded memories for their own use. In addition, we face competition from other third-party providers of embedded memories, such as Artisan Components and Avant!

     As we introduce new technologies, we will face competition from both existing semiconductor intellectual property suppliers and new ones entering the market. We may also face competition from semiconductor companies that currently offer stand-alone memory technologies, such as Cypress, Hyundai, IDT, Micron Technology and Samsung, if these companies were to make their technologies available in embedded form. In addition, third-party foundries may decide in the future to distribute embedded memories themselves, in addition to manufacturing chips containing third-party embedded memories.

     We believe that important competitive factors in our market include performance, functionality, customization, length of development cycle, price, compatibility with prevailing design methodologies, interoperability with other devices or subsystems, ease of use, reputation for successful designs and installed base, technical service and support, technical training, configurability of technologies for specific designs, and regional sales and technical support.

EMPLOYEES

     At June 30, 2000, we had 126 employees, including 17 in sales and marketing, 36 in research and development, 62 in engineering operations and 11 in general and administrative functions. Thirty-three of our engineers and other significant employees are located outside of the United States. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. None of our employees is represented by a labor union and we believe our employee relations are good.

FACILITIES

     Our principal administrative, sales, marketing and research and development facility occupies approximately 20,169 square feet in a building located in Fremont, California. This facility is leased through September 2002. We also lease additional offices in Bellevue, Washington and Lebanon, New Jersey that are occupied mainly by research and development and engineering operations personnel. The Bellevue office, which occupies approximately 2,318 square feet, is leased through March 2004. The Lebanon office, which occupies approximately 968 square feet, is leased on a month-to-month basis. In addition, we have development centers in the Republic of Armenia and India. The development center in the Republic of Armenia is located in Yerevan and occupies approximately 3,000 square feet in a building leased through December 2000. The development center in India is located in Noida and occupies approximately 2,500 square feet in a building leased through April 2002. We believe that our existing facilities will be adequate for the next 12 months.

LEGAL PROCEEDINGS

     We are not a party to any pending litigation.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND SIGNIFICANT EMPLOYEES

     The names and ages of our existing executive officers, directors and significant employees at July 27, 2000 are set forth below.

             NAME                AGE                           POSITION(S)
             ----                ---                           -----------
Adam A. Kablanian..............  41    President, Chief Executive Officer and Chairman of the
                                       Board
Alexander Shubat...............  38    Vice President of Engineering and Chief Technical Officer
                                       and Director
James R. Pekarsky..............  41    Vice President of Finance and Chief Financial Officer
Vincent F. Ratford.............  49    Vice President of Marketing and Business Development
Raymond T. Leung...............  41    Vice President of Engineering Operations
Yervant Zorian.................  43    Vice President and Chief Scientist and Director
Roger A. Bitter................        Vice President of Worldwide Marketing
Kenneth V. Rousseau............  42    Vice President of Software Development
William J. Palumbo.............  41    Vice President and General Manager of New Jersey Operations
Alok Singh.....................  40    Vice President and General Manager of India Operations
Richard Elkus(2)...............  65    Director
Michael L. Hackworth(1)(2).....  59    Director
Michael Stark(1)(2)............  44    Director
Sang Wang(1)...................  54    Director

-------------------------
(1) Member of the compensation committee

(2) Member of the audit committee

     Adam A. Kablanian co-founded Virage Logic and has served as our President, Chief Executive Officer and as a Director since January 1996. Before founding Virage Logic, Mr. Kablanian was a Department Manager for LSI Logic, a semiconductor integrated device manufacturer, from August 1994 to December 1995 where he was responsible for the embedded memory design division. Before he joined LSI Logic, Mr. Kablanian managed multi-foundry technology transfer programs as an engineering manager at Waferscale Integration, a designer of programmable system devices, from April 1990 to January 1994. Mr. Kablanian holds a B.A. in Physics from the University of California at Berkeley and an M.S. in Electrical Engineering from Santa Clara University.

     Alexander Shubat co-founded Virage Logic and has served as our Vice President of Engineering and Chief Technical Officer and as a director since January 1996. Before founding Virage Logic, Dr. Shubat served as Director of Engineering at Waferscale Integration from November 1985 to December 1995, where he managed various groups, including design, application-specific integrated circuit and high-speed memory. He holds seven patents and has contributed to more than 25 publications. Dr. Shubat holds a B.S. and an M.S. in Electrical Engineering from the University of Toronto, Canada and a Ph.D in Electrical Engineering from Santa Clara University.

     James R. Pekarsky has served as our Vice President of Finance and Chief Financial Officer since May 1999. Before joining Virage Logic, Mr. Pekarsky served as Director, General Manager in several divisions at Mentor Graphics, where he worked from May 1997 to May 1999, including Mentor Graphics' Emulation Division in Paris, France and Embedded Software Division in San Jose, California. Before joining Mentor Graphics, Mr. Pekarsky served as the Director of Operations of Advanced Molecular Systems, a genetics research company, from December 1995 to May 1997. Before that, he held senior management positions in finance and operations at Sclavo Diagnostics, a clinical diagnostic company in Milan, Italy, and Bio-Rad Laboratories, a life science research company. Mr. Pekarsky holds a B.S. in Accounting from Indiana University of Pennsylvania and an M.B.A. in Finance from Golden Gate University.

     Vincent F. Ratford has served as our Vice President of Sales and Marketing since February 1998. Before joining Virage Logic, Mr. Ratford served as Chief Operating Officer of the Microtec Division of Mentor Graphics, a provider of hardware and software design solutions to semiconductor companies, from October 1995 to December 1997. Before joining the Microtec Division, he was Director of Marketing for Mentor Graphics' System Design Division from May 1993 to October 1995. Mr. Ratford holds a B.S. in Electrical Engineering from Northeastern University.

     Raymond T. Leung has served as our Vice President of Engineering Operations since August 1998. Before joining Virage Logic, Mr. Leung was Senior Director of Mixed Signal Development at LSI Logic where he worked from June 1989 to August 1998. He also managed the embedded memory development group at LSI Logic and holds two patents on memory design techniques. Mr. Leung holds a B.S. in Electrical Engineering from Columbia University and an M.S. in Electrical Engineering from Stanford University.

     Yervant Zorian has served as a Director since November 1997 and recently joined our management team as Vice President and Chief Scientist. Since November 1996, Dr. Zorian has served as Chief Technical Advisor of LogicVision. Before that he served as a Distinguished Member of the Technical Staff at Lucent Technologies, Bell Laboratories. Dr. Zorian holds a B.S. in Electrical Engineering from the University of Aleppo, an M.Sc. in Computer Engineering from the University of Southern California and a Ph.D in Electrical Engineering from McGill University.

     Roger A. Bitter has served as our Vice President of Worldwide Sales since July 2000. Before joining Virage Logic, Mr. Bitter was Vice President--Sales at Magma Design, an EDA company, from August 1999. Before that, he was President and CEO of Sycon Design, Inc. from February 1998 to June 1999. Before that, he held several positions between January 1994 and January 1998 at TSSI, Inc., which was subsequently purchased by Credence, including President and CEO, General Manager of the TSSI Division of Summit Design and Vice President, Far East Operations of Summit Design. Mr. Bitter holds a B.S. in Electronics Engineering, an M.S. in Management Science and an MBA in Finance from West Coast University.

     Kenneth V. Rousseau has served as our Vice President of Software Development since February 2000. Before joining Virage Logic, Dr. Rousseau was Director of New Product Management at Synopsys, a supplier of electronic design automation tools. Before joining Synopsys, he held various positions at Cascade Design Automation, another supplier of electronic design automation tools, including Chief Technologist from August 1996 to December 1996, Vice President, Engineering from August 1994 to August 1996, Manager, Design Technologies from June 1993 to August 1994 and Engineering Fellow from January 1993 to June 1993. He also worked in the aerospace industry at Hughes Aircraft and TRW Electronics and Defense, as well as several semiconductor companies including GigaBit Logic and Vitesse. Dr. Rousseau holds a B.S. in Physics and Literature and an M.S. in Applied Physics from California Institute of Technology and a Ph.D in Electrical Engineering from UCLA.

     William J. Palumbo has served as our Vice President and General Manager of New Jersey Operations since July 1999. Before joining Virage Logic, Mr. Palumbo served as Director of the Physical Library Division for Mentor Graphics from October 1990 to July 1999. Before joining Mentor Graphics, he worked in various management positions at RCA, General Electric and Harris Semiconductor from December 1983 to September 1990. He holds one U.S. patent and has published numerous articles in technical and business forums. Mr. Palumbo holds a B.S. in Electrical Engineering from Rutgers University.

     Alok Singh has served as our Vice President and General Manager of India Operations since September 1997. Before joining Virage Logic, Mr. Singh was the Director of Design Automation from November 1996 to August 1997 and Manager, Design Automation from April 1990 to October 1996 at Waferscale Integration. Mr. Singh holds a B.S. in Electrical Engineering from the University of Glasgow, Scotland.

     Richard Elkus has served as a Director since April 2000. Since May 1997, Mr. Elkus has served as a director of KLA-Tencor, a manufacturer of metrology and wafer inspection equipment for the semiconductor industry. Before the merger of Prometrix Corporation and Tencor in February 1994, Mr. Elkus was Chairman and Chief Executive Officer of Prometrix which he co-founded in 1983. He also serves on the boards of directors of Lam Research, a semiconductor equipment company, Sopra S.A., a semiconductor equipment company, and Voyan Technology, a broadband systems company. He holds a B.S. from Stanford University and an M.B.A. from Dartmouth College, Tuck School of Business Administration.

     Michael L. Hackworth has served as a Director since March 2000. Since January 1985, he has held various positions at Cirrus Logic, a supplier of analog circuits and advanced mixed-signal chip solutions, including President and Chief Executive Officer from January 1985 to June 1998, Chairman and Chief Executive Officer from June 1998 to April 1999 and Chairman since April 1999. He also serves as a Director of Cirrus Logic and Read-Rite, a manufacturer of data storage products. Mr. Hackworth holds a B.S. in Engineering from University of Santa Clara.

     Michael Stark has served as a Director since December 1999. Since December 1998, Mr. Stark has served as Managing Director of Crosslink Capital, Inc., a San Francisco-based venture capital firm. From 1992 to December 1998, he was a Managing Director of Crosslink Capital, which was a business unit of Robertson Stephens. From 1989 to 1992 he was Director of Research at Robertson Stephens. From 1983 to 1989, Mr. Stark was a senior research analyst with Robertson Stephens, covering the semiconductor industry. Before joining Robertson Stephens in 1983, he worked in Intel's strategic planning group. He serves on the board of directors of several private companies. Mr. Stark holds a B.S. in Engineering from Northwestern University and an M.B.A. from the University of Michigan.

     Sang Wang has served as a Director since November 1998. Since April 1999, Dr. Wang has served as Chief Executive Officer of Nassda Corporation, a Santa Clara based EDA company. Before joining Nassda, he co-founded and served as Chief Executive Officer and Chairman of EPIC Design Technology, an EDA company, from September 1986 to May 1999. EPIC was acquired by Synopsys in February 1997. Dr. Wang holds a B.S. in Electrical Engineering from National Taiwan University, an M.S. in Physics from The Ohio State University and a Ph.D in Electrical Engineering from Stanford University.

BOARD COMPOSITION

     We currently have seven directors. Before the completion of this offering, each director was elected to serve until the next annual meeting of stockholders or until their successors are elected and qualified. In connection with this offering, our board of directors will be divided into three classes of directors serving staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms. Dr. Zorian and Dr. Wang will be designated Class I directors with terms expiring at the annual meeting of stockholders in 2001, Dr. Shubat and Mr. Stark will be designated Class II directors with terms expiring at the annual meeting of stockholders in 2002, and Mr. Kablanian, Mr. Hackworth and Mr. Elkus will be designated Class III directors with terms expiring at the annual meeting of stockholders in 2003.

BOARD COMMITTEES

     Our board of directors has an audit and a compensation committee.

     Audit Committee. The audit committee was formed in April 2000 and currently consists of Mr. Elkus, Mr. Hackworth and Mr. Stark. Mr. Elkus and Mr. Hackworth are independent directors. Mr. Stark is not considered an independent director due to his employment by Crosslink Capital, which beneficially owns approximately 15% of our outstanding shares. However, our board of directors believes that Mr. Stark's substantial experience as a securities analyst will bring additional expertise to the audit committee. The audit committee's responsibilities include recommending to the board of directors the independent public accountants to conduct the annual audit of our accounts, reviewing the scope and results of the independent audits, and reviewing and evaluating internal accounting policies

     Compensation Committee. The compensation committee was formed in April 1999 and currently consists of Dr. Wang, Mr. Hackworth and Mr. Stark. The compensation committee administers the 1997 Equity Incentive Plan and the 2000 Employee Stock Purchase Plan, determines the compensation and benefits of our officers, and establishes and reviews general policies relating to the compensation and benefits of our officers and employees.

DIRECTOR COMPENSATION

     Directors do not receive cash payment for their service on the board or any board committee, but are entitled to receive reimbursement of reasonable out-of-pocket expenses incurred in connection with their attendance at board and board committee meetings. We have granted, and expect to continue to grant, non-employee director options to purchase shares of our common stock. In November 1998, we granted Dr. Wang and Dr. Zorian each an option to purchase 30,000 shares at an exercise price of $0.13 per share; in March 2000, we granted Mr. Hackworth an option to purchase 100,000 shares of common stock at an exercise price of $2.00 per share; in April 2000, we granted Mr. Elkus an option to purchase 47,500 shares and Dr. Zorian an option to purchase 20,000 shares, each at an exercise price of $4.00 per share; and in May 2000, we granted Mr. Stark an option to purchase 30,000 shares and Mr. Elkus an option to purchase 7,500 shares, each at an exercise price of $4.00 per share. Each of these options was immediately exercisable, but with the exception of the option granted to Mr. Elkus in May 2000, the shares received upon exercise are subject to a right to repurchase these shares. This right to repurchase expires for 25% of the shares upon the one-year anniversary of the date of the option grant. Thereafter, the right to repurchase the remaining shares expires ratably over the next three years, in annual installments in the case of Dr. Wang and Dr. Zorian's 1998 grant, and in monthly installments in the case of Mr. Hackworth, Mr. Elkus, Mr. Stark and Dr. Zorian's 2000 grant.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Before we formed the compensation committee in April 1999, the entire board participated in all compensation decisions. None of our executive officers presently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any other company whose executive officers served in past fiscal year on our board of directors or compensation committee. See "Related Party Transactions" for a description of transactions between us and entities affiliated with the members of our compensation committee.

EXECUTIVE COMPENSATION

     The following table contains certain information concerning the compensation of our chief executive officer and each of the next four most highly compensated executive officers, whose aggregate compensation exceeded $100,000 during the fiscal year ended September 30, 1999. We refer to these individuals as the "named executive officers" elsewhere in this prospectus.

                           SUMMARY COMPENSATION TABLE

                                                                                    LONG-TERM
                                                                                   COMPENSATION
                                                                                      AWARDS
                                                                                   ------------
                                                            ANNUAL COMPENSATION     SECURITIES
                                                            -------------------     UNDERLYING
              NAME AND PRINCIPAL POSITION(S)                 SALARY      BONUS       OPTIONS
              ------------------------------                --------    -------    ------------
Adam A. Kablanian.........................................  $147,411    $ 2,259           --
  President, Chief Executive Officer and Chairman of the
  Board
Alexander Shubat..........................................  $149,261    $ 2,259           --
  Vice President and Chief Technical Officer
Vincent F. Ratford........................................  $144,420    $90,372(1)        --
  Vice President of Sales and Marketing
Raymond T. Leung..........................................  $136,876    $ 2,016      150,000(2)
  Vice President of Engineering Operations

-------------------------
(1) Consists of sales commissions.

(2) The options to purchase these shares were exercised immediately following grant, but the shares issued upon exercise are subject to our right of repurchase. This right of repurchase expires for 25% of the shares on the first anniversary of the date of the option grant and thereafter, expires for the remaining shares ratably over the next three years on a quarterly basis.

                       OPTION GRANTS IN FISCAL YEAR 1999

     The following table contains certain information concerning options granted to each of our named executive officers during the fiscal year ended September 30, 1999.

     Estimated values are computed by:

     - multiplying the number of shares of common stock subject to a given option by the initial public offering price of $12.00 per share, and

     - subtracting from that result the aggregate option exercise price.

     Potential realizable values are computed by:

     - multiplying the number of shares of common stock subject to a given option by the initial public offering price of $12.00 per share,

     - assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the entire ten-year term of the option, and

     - subtracting from that result the aggregate option exercise price.

     The 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of future common stock prices.

                                       INDIVIDUAL GRANTS
                       --------------------------------------------------
                                    PERCENT OF                                            POTENTIAL REALIZABLE
                                      TOTAL                                              VALUE AT ASSUMED ANNUAL
                       NUMBER OF     OPTIONS                                              RATES OF STOCK PRICE
                       SECURITIES   GRANTED TO   EXERCISE OR                             APPRECIATION FOR OPTION
                       UNDERLYING   EMPLOYEES    BASE PRICE                                       TERM
                        OPTIONS     IN FISCAL     PER SHARE    EXPIRATION   ESTIMATED    -----------------------
        NAME            GRANTED        YEAR       ($/SHARE)       DATE        VALUE          5%          10%
        ----           ----------   ----------   -----------   ----------   ----------   ----------   ----------
Adam A. Kablanian....        --          --            --             --            --           --           --
Alexander Shubat.....        --          --            --             --            --           --           --
Vincent F. Ratford...        --          --            --             --            --           --           --
Raymond T. Leung.....   150,000        12.7%        $0.13       11/12/08    $1,780,500   $2,677,684   $3,948,154

     The percentage of options granted is based upon an aggregate of 1,177,500 options granted during the fiscal year ended September 30, 1999 to our employees, including the named executive officers. All of these options were granted under our 1997 Equity Incentive Plan.

     In March 2000, we granted options to purchase the following number of shares to our named executive officers: Mr. Kablanian, 150,000 shares; Mr. Shubat, 100,000 shares; Mr. Ratford, 62,500 shares; and Mr. Leung, 62,500 shares, all at an exercise price of $1.50 per share.

     The options granted to Mr. Leung and the other executive officers are immediately exercisable, but the shares issued upon exercise are subject to a right of repurchase. This right will expire for 25% of the underlying shares on the one-year anniversary of the date of option grant. Thereafter, this right will expire ratably over the next three years, on a monthly basis for the options issued in March 2000, and on a quarterly basis for the other options issued to Mr. Leung. Each of the named executive officers, with the exception of Mr. Leung, have exercised each of the options granted since the beginning of the 1999 fiscal year. Mr. Leung has exercised the option to purchase 150,000 shares granted in November 1998 but not the option granted in March 2000. See "Related Party Transactions."

     The exercise price of each of the options granted is equal to our board of directors' determination of the fair market value of our common stock on the date of grant. This determination is based on the price most recently paid by independent third party investors for shares of our preferred stock prior to the grant date and is modified to account for changes in our business since the third-party sales and the differences in rights between our common and preferred stock.

                           EXERCISE OF STOCK OPTIONS

     The following table contains certain information concerning the exercise of stock options by each of the named executive officers during the fiscal year ended September 30, 1999. All of these options were granted under our 1997 Equity Incentive Plan.

     There was no public market for our common stock during the year ended September 30, 1999. Accordingly, the value realized upon exercise represents the positive spread between the exercise price of stock options and the fair market value of the options on the date of exercise, as determined by our board of directors.

                                                             SHARES ACQUIRED      VALUE
                           NAME                              ON EXERCISE          REALIZED
-----------------------------------------------------------     --------             --
Adam A. Kablanian..........................................           --             --
Alexander Shubat...........................................           --             --
Vincent F. Ratford.........................................           --             --
Raymond T. Leung...........................................      150,000(1)          --(2)

-------------------------
(1) The shares issued upon exercise of these options are subject to our right of repurchase. This right of repurchase expires for 25% of the shares on the first anniversary of the date of the option grant and thereafter expires ratably on a quarterly basis over the next three years for the remaining shares.

(2) These options were exercised immediately following issuance at an exercise price that our board of directors determined to be equal to the fair market value of our common stock.

EMPLOYMENT OFFER LETTERS AND CHANGE OF CONTROL ARRANGEMENTS

     In connection with our hiring of James R. Pekarsky, our Vice President of Finance and Chief Financial Officer, Vincent F. Ratford, our Vice President of Sales and Marketing, and Raymond T. Leung, our Vice President of Engineering Operations, we entered into a letter agreement with each of these officers. Under these agreements, we agreed to pay Mr. Pekarsky an annual salary of $150,000, Mr. Ratford an annual salary of $140,000 plus bonuses based on sales, and Mr. Leung, an annual salary of $125,000. In addition, we granted Mr. Pekarsky options to purchase 150,000 shares of common stock at an exercise price of $0.70 per share, Mr. Ratford options to purchase 300,000 shares of common stock at an exercise price of $0.13 per share, and Mr. Leung options to purchase 150,000 shares of common stock at an exercise price of $0.13 per share. These options were immediately exercisable, but subject to our right to repurchase the shares if the employees terminate their employment. The repurchase right terminates over four years. However, in the event the employment of any of these individuals is terminated following a change of control, these shares will generally become immediately vested. These officers' employment is for no specified length of time, and either party has the right to terminate such officer's employment at any time with or without cause.

EMPLOYEE BENEFIT PLANS

  1997 Equity Incentive Plan

     Our 1997 Equity Incentive Plan was adopted by our board of directors in August 1997 and approved by our stockholders in August 1997. The plan was later amended by our board of directors in February 1999, November 1999, February 2000 and April 2000 and such amendments were approved by our stockholders in February 1999, November 1999 and July 2000. Our 1997 Equity Incentive Plan provides for the granting to employees of incentive stock options within the meaning of
Section 422 of the Internal Revenue Code and for the granting to employees, officers, directors and consultants of nonstatutory stock options. On March 31, 2000, this plan provided for the issuance of a total of 3,695,140 shares of our common stock, of these shares, 1,896,125 were issued upon exercise of stock options, 1,559,500 shares were subject to outstanding options and 239,515 shares were available for future grants. In April 2000, our board of directors increased the number of shares available for grant under our 1997 Equity Incentive Plan by 1.5 million shares.

     Unless terminated sooner, the 1997 Equity Incentive Plan will terminate automatically in August 2007.

     Our board of directors administers the stock option plan and has the power to determine:

     - the terms of the options or restricted stock awards granted, including the exercise price of the options or purchase price of the restricted stock grants;

     - the number of shares subject to each option or restricted stock award;

     - the vesting and exercisability and payment of each option or restricted stock award; and

     - the form of consideration payable upon exercise of each option or restricted stock award.

     In addition, the administrator may modify outstanding options, provided that it may not impair the rights of any optionee without such optionee's prior written consent.

     Options and restricted stock awards granted under our 1997 Equity Incentive Plan are generally not transferable by the optionee, and each option and restricted stock award is exercisable during the lifetime of the optionee and only by such optionee. Options granted under the 1997 Equity Incentive Plan must generally be exercised within three months after the end of the optionee's status as an employee, director or consultant of Virage Logic, or within twelve months after such optionee's termination by death or disability, but in no event no later than the expiration of the option's term.

     The exercise price of all incentive stock options granted under the 1997 Equity Incentive Plan must be at least equal to the fair market value of the common stock on the date of the grant. For any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must at least equal 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1997 Equity Incentive Plan may not exceed ten years.

     The 1997 Equity Incentive Plan provides that in the event that we merge with another corporation in a merger in which we are not the surviving corporation or following which our stockholders immediately before such merger cease to own their shares, or sell substantially all of our assets, each option or stock purchase right shall be assumed or substituted for by the successor corporation. If the outstanding options and stock purchase rights are not assumed or substituted for by the successor corporation, the options and the stock purchase rights will expire in accordance with the conditions that our board of directors will determine.

  2000 Employee Stock Purchase Plan

     Our board of directors adopted our 2000 Employee Stock Purchase Plan in April 2000. This plan provides our employees with an opportunity to purchase our common stock through accumulated payroll deductions.

     A total of 200,000 shares of common stock has been reserved for issuance under this plan. In addition, this plan provides for annual increases in the number of shares available for issuance under the plan on the first day of each year, beginning October 1, 2001, equal to the lesser of:

     - 200,000 shares;

     - 0.75% of the outstanding shares of our capital stock on that date; or

     - such lesser amount as may be determined by our board of directors.

     Our board of directors, or a committee appointed by the board, administers this plan. Our board or its committee has full and exclusive authority to interpret the terms of this plan and determine eligibility. Employees are eligible to participate in this plan if they are employed by us or any participating subsidiary for at least 20 hours per week for at least five months in any calendar year. However, an employee may not be granted an option to purchase stock under the purchase plan if such employee immediately after grant owns stock possessing five percent or more of the total combined voting power or value of all classes of our capital stock or of any subsidiary.

     The plan provides for offering periods of six months. The offering periods will generally start on October 1 and April 1 of each year, commencing October 1, 2000, and will end on March 31 and September 30 of each year.

     This plan permits participants to purchase our common stock though payroll deductions of up to 15% of the participant's compensation, up to a maximum of $25,000 per year, and up to a maximum of 1,500 shares per offering period. Compensation is defined as the participant's base straight time gross earnings and commissions, but excludes payments for overtime, shift premium payments, incentive compensation, incentive payments, bonuses and other compensation.

     Amounts deducted and accumulated for the participant's account are used to purchase shares of our common stock on the last trading day of each purchase period at a price of 85% of the lower of the fair market values of the common stock at the beginning of the offering period and the end of the purchase period. Participants may reduce their withholding percentage to zero at any time during an offering period but may otherwise only change their withholding percentage on the first day of each purchase period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

     This plan, which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, allows for favorable tax treatment of participants. Rights granted under the plan will not be transferable by a participant other than by will or the laws of descent and distribution.

     This plan provides that if we merge with or into another corporation or effect a sale of substantially all of our assets, a successor entity may assume or substitute for each outstanding purchase right. If the successor entity refuses to assume or substitute the outstanding purchase rights, the offering period then in progress will be shortened, and a new exercise date will be set.

     This plan will terminate in 2020. Our board of directors has the authority, however, to amend or terminate this plan at any time and may apply any action which would affect the participants' outstanding rights to purchase stock under this plan.

  Fiscal Year 2000 Executive Variable Incentive Pay Plan

     In fiscal 2000, our board of directors adopted the Virage Logic Corporation Fiscal Year 2000 Executive Variable Incentive Pay Plan, or the VIP Plan. The purpose of the VIP Plan is to provide key employees with a variable pay plan that links employee contribution and company performance and provides an incentive to achieve our objectives. Eligibility under the VIP Plan is limited to employees at the President, Vice President and director levels. Payments to participants in the VIP Plan are linked to our revenues and operating profits in fiscal 2000 as compared with the planned revenues and operating profits for that year. Pursuant to the VIP Plan, participants may receive additional annual compensation of 15% (for director-level employees) or 25% (for our President and Vice Presidents) of their base salary if our revenues and operating profits for fiscal 2000 are as planned, and up to 30% and 50% of the base salary, respectively, if our revenues in fiscal 2000 are 130% or more than planned and our operating profits in fiscal 2000 are 200% or more than planned.

  Fiscal Year 2000 Employee Bonus Program

     For fiscal year 2000, we have instituted a bonus program for our employees. Under this program, 10% of our pre-tax profits before deductions for deferred compensation will be distributed quarterly to our U.S. employees, other than our sales and marketing employees and participants in the Fiscal Year 2000 Executive Variable Incentive Pay Plan.

  401(k) Plan

     In June 1998, we implemented a Retirement Savings and Investment Plan covering our full-time employees located in the United States. This plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended, so that contributions to this plan by employees, and the investment earnings thereon, are not taxable to employees until withdrawn. Pursuant to the plan, employees may elect to reduce their current compensation from a minimum of one percent of their annual compensation up to the statutory prescribed annual limit ($10,500 in 2000) and to have the amount of reduction contributed to the plan. We may make additional matching contributions on behalf of plan participants on a discretionary basis, and such contributions shall vest during a period of four years.

LIMITATION ON LIABILITY AND INDEMNITY

     Upon the closing of this offering, our charter documents will provide that we will indemnify our directors and executive officers and may indemnify our other officers, employees and other agents to the fullest extent permitted by Delaware law. Our charter documents will allow us to enter into indemnification agreements with our directors and officers and to purchase insurance for any person whom we are required or permitted to indemnify. We have obtained a policy of directors' and officers' liability insurance that insures such persons against the cost of defense, settlement or payment of a judgment under certain circumstances.

     We have entered into agreements with our directors and executive officers regarding indemnification. Under these agreements, we will indemnify them against amounts actually and reasonably incurred in connection with an actual, or a threatened, proceeding if any of them may be made a party because of their role as one of our directors or officers. We are obligated to pay these amounts only if the officer or director acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests. For any criminal proceeding, we are obligated to pay these amounts only if the officer or director had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification thereunder.

     In addition, our restated Certificate of Incorporation to be filed in connection with this offering will provide that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. This provision does not eliminate a director's duty of care. Each director will continue to be subject to liability for:

     - breach of the director's duty of loyalty to us;

     - acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;

     - acts or omissions that the director believes to be contrary to our best interests or our stockholders;

     - any transaction from which the director derived an improper personal benefit;

     - improper transactions between the director and us; and

     - for improper distributions to stockholders and loans to directors and officers.

     This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     There is no pending litigation or proceeding involving any of our directors or officers for which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

                           RELATED PARTY TRANSACTIONS

SALES OF SECURITIES

     In January 1996, we issued 2,520,000 shares of common stock to each of Adam
A. Kablanian and Alexander Shubat in exchange for a total of $100 paid by each officer. At the same time we issued 1,280,000 shares of Series A preferred stock to Mr. Kablanian in exchange for $333,000 paid in cash and property and 38,212 shares of Series A preferred stock to Mr. Shubat in exchange for $10,000 in property. Each share of Series A preferred stock is convertible into 1.5 shares of common stock.

     In March 1997, we subsequently repurchased 2,268,000 of the shares of common stock issued to Mr. Kablanian and Mr. Shubat for an aggregate purchase price of $90 paid to each officer. In August 1997, we sold 2,268,000 shares of common stock to each of Mr. Kablanian and Mr. Shubat pursuant to Founder's Restricted Stock Purchase Agreements, in exchange for promissory notes from each officer in the principal amount of $39,569. These notes bear interest at a rate of 6.29%, are secured by a pledge of the shares and are due on August 27, 2002.

     In July 1998, we sold 1,448,037 shares of Series B preferred stock for a purchase price of $2.40 per share to 21 investors. Tower Semiconductor, one of our 5% stockholders, purchased 625,000 of these shares, Sang Wang purchased 41,666 of these shares and Kenneth Rousseau purchased 6,330 of these shares. Dr. Wang was subsequently elected to our board of directors and Dr. Rousseau subsequently became one of our executive officers. Each share of Series B preferred stock is convertible into 1.5 shares of common stock.

     In December 1999, we sold 5,455,255 shares of Series C preferred stock at a purchase price of $1.90 per share to 49 investors. Affiliates of Crosslink Capital, Inc., which then became one of our 5% stockholders, purchased 4,197,753 shares, Michael Hackworth purchased 13,157 shares and Richard Elkus purchased 26,315 shares. Mr. Stark, a managing member of Crosslink Capital, Mr. Hackworth and Mr. Elkus were each subsequently appointed to our board of directors. Each share of Series C preferred stock is convertible into 0.5 shares of common stock.

     In connection with the investment of its affiliates, we entered into an agreement with Crosslink Capital, Inc. to use our reasonable best efforts to cause the managing underwriters in this offering to offer Crosslink the right to purchase at the offering price, the lesser of 10% of the shares of common stock sold in this offering or shares of common stock with a total purchase price of $3.0 million. In return for Crosslink's waiver of its rights under the prior agreement, we have agreed to sell to Crosslink and its affiliates 403,226 shares of common stock (based on an assumed offering price of $12.00 per share) in a private placement simultaneous with this offering. See "Description of Capital Stock -- Simultaneous Private Placement."

     We have granted demand registration rights to the purchasers of our Series B and Series C preferred stock and the affiliates of Crosslink Capital, Inc. who will be purchasing our common stock simultaneously with the closing of this offering. In addition, we have granted limited rights to Mr. Kablanian and Mr. Shubat to require us to include their shares of common stock, including common stock that may be issued upon conversion of the Series A preferred stock, in any registration effected for our own account. See "Description of Capital
Stock -- Registration Rights."

EMPLOYMENT AGREEMENTS AND OTHER COMPENSATION AGREEMENTS

     We have entered into letter agreements with Mr. Pekarsky, our Vice President of Finance and Chief Financial Officer, Mr. Ratford, our Vice President of Sales and Marketing, and Mr. Leung, our Vice President of Engineering Operations, which set forth certain terms of their employment with us. See "Management -- Employment Offer Letters and Change of Control Arrangements."

OPTION GRANTS

     We have granted options to our directors and executive officers, and we intend to grant additional options to our directors and officers in the future. See "Management -- Director Compensation" and "-- Option Grants in Fiscal Year 1999." In addition, in May 2000, Yervant Zorian, one of our directors, became an executive officer of our company. As part of his compensation package, he was granted an option to acquire 180,000 shares of our common stock at an exercise price of $4.00 per share.

INDEMNIFICATION AGREEMENTS

     We have entered into indemnification agreements with our directors and executive officers. Such agreements require us, among other things, to indemnify our officers and directors, other than for liabilities arising from willful misconduct of a culpable nature, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. See "Management -- Limitation of Liability and Indemnity."

LOANS TO CERTAIN OFFICERS

     In March 2000, we extended loans to Mr. Kablanian in the principal amount of $225,000, Mr. Shubat in the principal amount of $150,000, Mr. Pekarsky in the principal amount of $105,000, and Mr. Ratford in the principal amount of $133,750 in order to allow them to exercise stock options. These loans are evidenced by one or more full recourse promissory notes which are payable in March 2005. These notes bear interest at a rate of 6.69% and are secured by a pledge of the shares purchased. In addition, $39,569 plus accrued interest is still outstanding under each of the promissory notes executed by Mr. Kablanian and Mr. Shubat in August 1997.

OTHER RELATED PARTY TRANSACTIONS

     In January 1999, we entered into a Development Agreement with Tower Semiconductor, which currently owns approximately 6% of our common stock. Under this agreement, we agreed to develop memory compilers for specified Tower manufacturing processes. In addition, we granted Tower an exclusive perpetual license to use these compilers and our technology to generate certain defined modules, although we are permitted to license compilers to Tower's customers for generating memories using a Tower fabrication process. We have performed all development work required of us under this agreement.

                             PRINCIPAL STOCKHOLDERS

     The following table contains certain information concerning the beneficial ownership of our common stock on June 30, 2000 and as adjusted to reflect the sale of the common stock being offered by this prospectus for:

     - each person who is known by us to beneficially own more than 5% of our common stock;

     - each of our directors;

     - each of our named executive officers; and

     - all of our executive officers and directors as a group.

     Percentage of ownership is based on shares of common stock outstanding on June 30, 2000, giving effect to the conversion of our preferred stock into common stock upon the closing of this offering, and 18,837,627 shares outstanding after this offering, assuming no exercise of the underwriters' over-allotment option.

     Beneficial ownership is calculated based on requirements of the SEC. All shares of the common stock subject to options currently exercisable or exercisable within 60 days after June 30, 2000 are deemed to be outstanding for computing the percentage of ownership of the person holding such options, but are not deemed to be outstanding for computing the percentage of ownership of any other person. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power for the shares set forth opposite such person's name.

     Unless otherwise indicated in this table, the address of each individual listed in the table is Virage Logic Corporation, 46501 Landing Parkway, Fremont, California 94538.

                                                                            PERCENT     PERCENT
                                                                             BEFORE      AFTER
                  NAME OF BENEFICIAL OWNER                      NUMBER      OFFERING    OFFERING
                  ------------------------                    ----------    --------    --------
Crosslink Capital, Inc......................................   2,098,876(1)   14.3%       13.3%
  555 California Street #2350
  San Francisco, CA 94104
Tower Semiconductor.........................................     937,500       6.4%        5.0
  P.O. Box 619
  Migdal Haemek 10556
  ISRAEL
Adam A. Kablanian...........................................   4,582,500(2)   31.2        24.3
Alexander Shubat............................................   2,674,818(3)   18.2        14.2
James R. Pekarsky...........................................     200,000(4)    1.4         1.1
Vincent F. Ratford..........................................     362,500(5)    2.5         1.9
Raymond T. Leung............................................     212,500(6)    1.4         1.1
Richard Elkus...............................................      68,157(7)      *           *
Michael L. Hackworth........................................     106,578(8)      *           *
Michael Stark...............................................   2,128,876(9)   14.5        13.4
Sang Wang...................................................      99,077(10)      *
Yervant Zorian..............................................     230,000(11)    1.5        1.2
All current executive officers and directors as a group (10
  persons)..................................................  10,665,006(12)   70.0%      55.0%

-------------------------
  *  Less than 1%.

 (1) Includes 406,727 shares held by Crosslink Omega Ventures III, L.L.C.; 634,249 shares held by Crosslink Offshore Omega Ventures III; 56,075 shares held by Omega Bayview, L.L.C.; and 1,001,825 shares held by Crosslink Crossover Fund III, L.P. Crosslink. Crosslink Capital, Inc. is a managing member of each of these limited liability companies.

 (2) Includes 150,000 shares subject to a right of repurchase on June 30, 2000. Also includes 347,000 shares held by trusts for Mr. Kablanian's minor children.

 (3) Includes 100,000 shares subject to a right of repurchase on June 30, 2000. Also includes 347,000 shares held by trusts for Mr. Shubat's minor children.

 (4) Consists of 150,000 shares subject to a right of repurchase on June 30, 2000 and options to purchase 50,000 shares that are immediately exercisable subject to our right to repurchase the shares issued upon exercise.

 (5) Includes 212,500 shares subject to a right of repurchase on June 30, 2000.

 (6) Includes 93,750 shares subject to a right or repurchase on June 30, 2000 and 62,500 shares that may be issued upon the exercise of an option that is immediately exercisable, subject to our right to repurchase the shares issued upon exercise.

 (7) Includes 55,000 shares that may be issued upon the exercise of an option that is immediately exercisable, subject to our right of repurchase with respect to 47,500 shares.

 (8) Includes 100,000 shares that may be issued upon exercise of an option that is immediately exercisable, subject to our right of repurchase.

 (9) Includes 30,000 shares that may be issued upon the exercise of an option that is immediately exercisable, subject to our right of repurchase. Also includes 406,727 shares held by Crosslink Omega Ventures III, L.L.C.; 634,429 shares held by Crosslink Offshore Omega Ventures III; 56,075 shares held by Omega Bayview, L.L.C.; and 1,001,825 shares held by Crosslink Crossover Fund III, L.P. Mr. Stark is a managing director of Crosslink Capital, Inc. which is a managing member of each of these limited liability companies. As managing director, Mr. Stark exercises voting and dispositive control over the shares held by the Crosslink entities. Mr. Stark disclaims beneficial ownership of the shares held by the Crosslink entities, except to the extent of his pecuniary interest.

(10) Includes 30,000 shares that may be issued upon the exercise of an option that is immediately exercisable, subject to our right to repurchase 22,500 of the shares issued upon exercise.

(11) Consists of 230,000 shares that may be issued upon the exercise of options that are immediately exercisable, subject to our right to repurchase 222,500 of the shares issued upon exercise.

(12) Includes 706,250 shares subject to a right of repurchase and 557,500 shares that may be issued upon the exercise of options that are immediately exercisable, subject to our right to repurchase the shares issued upon exercise.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the completion of this offering, we will be authorized to issue 150,000,000 shares of common stock, $.001 par value per share, and 25,000,000 shares of undesignated preferred stock, $.001 par value per share.

     The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our restated certificate of incorporation to be effective before the closing of this offering, our bylaws and the provisions of applicable Delaware law.

COMMON STOCK

     Assuming the conversion of our Series A preferred stock, Series B preferred stock and Series C preferred stock to common stock, and the completion of a 1-for-2 reverse stock split, as of March 31, 2000, there were 14,684,401 shares of common stock outstanding. At March 31, 2000, options and warrants to purchase 1,619,500 shares of common stock were also outstanding. Since April 1, 2000, we granted options to purchase 887,000 shares of common stock. There will be 18,837,627 shares of common stock outstanding (assuming no exercise of the underwriters' overallotment option or exercise of outstanding options after March 31, 2000), after giving effect to the sale of the shares offered by this prospectus and the simultaneous private placement of 403,226 shares of common stock (based on an assumed public offering price of $12.00 per share) to Crosslink Capital, Inc., or its affiliates. The holders of our common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including elections of directors. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding preferred stock. Our common stock has no preemptive or conversion rights or other subscription rights. The outstanding shares of our common stock are, and the shares of common stock to be issued upon completion of this offering will be, fully paid and non-assessable.

PREFERRED STOCK

     Upon the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 25,000,000 shares of preferred stock, $.001 par value, in one or more series. Our board of directors also will have the authority to designate the rights, powers, preferences, privileges and restrictions of each series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series.

     Issuances of preferred stock, while providing desirable flexibility in connection with possible acquisitions and for other corporate purposes, may have the effect of delaying, deferring or preventing a change in control of Virage Logic without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of our common stock.

     All outstanding shares of preferred stock will be converted to common stock upon the completion of this offering and we currently have no plans to issue any other shares of preferred stock.

WARRANTS

     As of March 31, 2000, we had the following outstanding warrants to purchase shares of our capital stock: (1) a warrant to purchase up to 7,500 shares of common stock at an exercise price of $0.70 per share that was issued in consideration for legal services; (2) a warrant to purchase up to 25,000 shares of Series B preferred stock, convertible into 37,500 shares of common stock at an effective conversion price of $1.60, which was issued to a consultant; and (3) a warrant to purchase up to 30,000 shares of Series C preferred stock, convertible into 15,000 shares of common stock at an effective conversion price of $3.80 per share, which was issued to Silicon Valley Bank as consideration for our credit line. In addition, since April 1, 2000 we issued warrants to purchase 50,000 shares at an exercise price of $4.00 per share to an industry partner and its affiliates in exchange for a license agreement.

REGISTRATION RIGHTS

     After this offering, under an investors' rights agreement the holders of 7,196,276 shares of common stock and the affiliates of Crosslink Capital, Inc. who purchase common stock in the simultaneous private placement will be entitled to rights to require us to register shares under the Securities Act. If we propose to register our common stock under the Securities Act in connection with the public offering of common stock, then these holders are entitled to notice of the registration and to include shares of common stock in the registration at our expense. In addition, six months after the closing of this offering, holders of 4,899,683 shares of common stock and one year after the effectiveness of this registration statement the affiliates of Crosslink Capital, Inc. who purchase common stock in the simultaneous private placement, will have the right to demand on up to three separate occasions that we register their shares for resale at our expense on any form of SEC registration statement available to us. These holders may also require us to file additional registration statements on Form S-3 to register their shares for resale. All of these registration rights are limited by the terms and conditions of our agreements with these stockholders, including the right of the underwriters of an offering to limit the number of shares included in such registration.

SIMULTANEOUS PRIVATE PLACEMENT

     In connection with our sale of shares of Series C preferred stock to affiliates of Crosslink Capital, Inc., we entered into an agreement with Crosslink to use our reasonable best efforts to cause the managing underwriters in our initial public offering to offer Crosslink the right to purchase shares in that offering. See "Related Party Transactions -- Sales of Securities." Crosslink has agreed to waive our compliance with this agreement, contingent upon the closing of our sale to Crosslink or its affiliates of shares of common stock with a total purchase price of $4.5 million at the initial public offering price, net of underwriting discounts and commissions, in a private placement simultaneously with this offering. Based on an assumed offering price of $12.00, we will sell 403,226 shares of common stock at a price of $11.16 per share in this private placement. In addition, we have amended our investors rights agreement to grant the Crosslink affiliates the same rights related to the registration of these shares under the Securities Act as our holders of Series B and C preferred stock, beginning one year after the effectiveness of this registration statement. Crosslink and its affiliates have entered into lock-up agreements with respect to these shares under which they have agreed not to offer or sell any of these shares for a period of one year after the date of this prospectus. See "-- Registration Rights."

DELAWARE ANTI-TAKEOVER LAW AND CHARTER AND BYLAW PROVISIONS

     We were initially incorporated in California. On July 25, 2000, we reincorporated in the State of Delaware.

     Provisions of Delaware law and our charter documents could have an anti-takeover effect and may delay, discourage or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price of our common stock.

     Section 203. We will be subject to the provisions of Section 203 of the Delaware law. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless, subject to exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation's voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of Virage Logic without further action by the stockholders.

     Board of Directors. Following the closing of this offering, our restated Certificate of Incorporation and bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively by resolution of the board of directors. The directors, other than those who may be elected by the holders of preferred stock, will be divided into three classes, as nearly equal in number as possible. Each director will hold office until such person's successor is duly elected and qualified. In addition, subject to any rights of holders of preferred stock, newly created directorships resulting from any increase in the number of directors and any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, and not by the stockholders. No decrease in the number of directors constituting the board of directors will shorten the term of any incumbent director. Subject to the rights of holders of preferred stock, generally any director may be removed from office only for cause by the affirmative vote of the holders of at least a majority of our outstanding common stock.

     These provisions would preclude a third-party from removing incumbent directors and simultaneously gaining control of our board of directors by filling the vacancies created by removal with its own nominees. Under the classified board provision described above, it would take at least two elections of directors for any individual or group to gain control of our board of directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Virage Logic.

     No Stockholder Action By Written Consent; Special Meetings. Following the closing of this offering, our restated Certificate of Incorporation will provide that stockholders may only take action at a duly called annual or special meeting and not by written consent. At the same time our bylaws will provide that special meetings of stockholders may be called only by the chairman of the board or the president, by any officer at the request in writing of a majority of the directors or by the holders of at least 25% of our outstanding shares. These provisions may delay consideration of a stockholder proposal until the next annual meeting.

     Advance Notice Procedures. Following the closing of this offering, our bylaws will provide for an advance notice procedure for the nomination, other than by or at the direction of our board of directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders.

     Charter Amendments. Following the closing of this offering, our restated Certificate of Incorporation will provide that the affirmative vote of at least 75% of our board of directors or the holders of at least 80% of our outstanding common stock is required to amend, repeal or adopt any provision inconsistent with the foregoing provisions of the restated Certificate of Incorporation. Our bylaws will also provide that they may be altered, amended or repealed only by the affirmative vote of directors constituting not less than a majority of the entire board of directors (if effected by action of the board of directors) or by the affirmative vote of the holders of at least 80% of the voting power of all classes of outstanding capital stock, voting together as a single class (if effected by action of the stockholders).

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for our common stock is ChaseMellon Shareholder Services.

                        SHARES ELIGIBLE FOR FUTURE SALE

     After completion of this offering, we will have outstanding 18,837,627 shares of common stock. Of these shares, the 3,750,000 shares sold in this offering (plus any shares issued upon exercise of the underwriters' over-allotment option) will be freely tradable without restriction under the Securities Act, unless purchased by "affiliates" of Virage Logic. The remaining 15,087,627 shares are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933. These restricted securities generally may not be sold in the absence of an effective registration statement under the Securities Act, other than in accordance with Rule 144 or another exemption from registration.

     Our officers, directors and substantially all holders of our capital stock and vested stock options, as well as Crosslink Capital, Inc. and its affiliates, have entered into lock-up agreements under which they have agreed not to offer or sell any shares of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc. See "Underwriting." These individuals or entities may request that Lehman Brothers Inc. consider an early release from their lock-up agreements. Lehman Brothers Inc. may, at any time and without notice, grant an early release for shares subject to these lock-up agreements. Following the lock-up period, these shares will not be eligible for sale in the public market without registration under the Securities Act unless such sales meet the applicable conditions and restrictions of Rule 144 or Rule 701, as described below.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of 1.0% of the number of shares of our common stock then outstanding (which will equal approximately 188,000 shares immediately after this offering) or the average weekly trading volume of our common stock during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about Virage Logic. Persons who are not affiliates and have held our shares for at least two years are not subject to the volume and manner of sale restrictions. Outstanding shares that were issued upon the exercise of options issued pursuant to a written compensatory plan to directors, officers, employees, advisors and consultants may also be sold under the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding periods, volume limitation or notice provisions of Rule 144, and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the date of this prospectus (subject to the additional restrictions imposed by the lock-up agreements).

     We also intend to file a registration statement under the Securities Act as soon as practicable following this offering to register 3,499,015 shares of common stock that may be issued upon the exercise of outstanding stock options or reserved for issuance under our stock option plans or employee purchase plan. After the effective date of such registration statement, these shares will be available for sale in the open market subject to the lock-up agreements described above and, for our affiliates, to the conditions and restrictions of Rule 144.

                                  UNDERWRITING

     The underwriters named below, acting through their representatives, Lehman Brothers Inc., FleetBoston Robertson Stephens Inc., SG Cowen Securities Corporation and Fidelity Capital Markets, a division of National Financial Services Corporation, have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of our common stock indicated opposite their names below. The underwriters are committed to purchase and pay for all these shares if any are purchased.

                                                               NUMBER
                        UNDERWRITERS                          OF SHARES
                        ------------                          ---------
Lehman Brothers Inc. .......................................
FleetBoston Robertson Stephens Inc..........................
SG Cowen Securities Corporation.............................
Fidelity Capital Markets, a division of National Financial
  Services Corporation......................................
                                                              ---------
  Total.....................................................  3,750,000
                                                              =========

     We have been advised that the underwriters propose to offer the shares of our common stock to the public at the initial public offering price located on the cover page of this prospectus and to certain dealers at that price less a
concession of not in excess of $     per share, of which $          may be
reallowed to other dealers. After the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No reduction will change the amount of proceeds to be received by us as indicated on the cover page of this prospectus. Our common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

     Before this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock offered by this prospectus will be determined through negotiations between us and the representatives of the underwriters. Among the factors to be considered in such negotiations are prevailing market conditions, our financial information, market valuations of other companies that we and the representatives believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

     The underwriters have advised us that they do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

     In December 1999, two employees of FleetBoston Robertson Stephens Inc. each purchased 13,157 shares of Series C preferred stock, one employee of FleetBoston Robertson Stephens Inc. purchased 10,526 shares of Series C preferred stock and two employees of SG Cowen Securities Corporation purchased 13,157 shares and 26,315 shares of Series C preferred stock, respectively. In addition, certain members of Omega Bayview, L.L.C., which purchased 112,150 shares of Series C preferred stock, are officers and employees of FleetBoston Robertson Stephens Inc.

     We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 562,500 additional shares of our common stock at the same price per share as we will receive for the 3,750,000 shares that the underwriters have agreed to purchase. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of additional shares that the number of shares of our common stock to be purchased by it shown in the above table represents as a percentage of the shares offered by this prospectus. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the 3,750,000 shares are being sold. We will be obligated, under this option, to sell shares to the extent the option is exercised. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of our common stock offered by this prospectus.

     The following table shows the per share and total underwriting discounts and commissions to be paid by us to the underwriters. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                                                            TOTAL
                                                              ---------------------------------
                                                                  WITHOUT
                                                  PER SHARE   OVER-ALLOTMENTS   OVER-ALLOTMENTS
                                                  ---------   ---------------   ---------------
Underwriting discounts and commissions..........  $              $                 $

     We estimate expenses payable by us in connection with this offering, other than underwriting discounts and commissions referred to above, will be approximately $1,250,000.

     The underwriting agreement contains covenants of indemnity among the underwriters and us against certain civil liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

     Each of our executive officers, directors and substantially all of our other stockholders and optionholders have agreed with the representatives for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock, any options or warrants to purchase any shares of our common stock, or any securities convertible into or exchangeable for shares of our common stock owned as of the date of this prospectus or thereafter acquired directly from us by such holders or with respect to which they have or hereafter acquire the power of disposition, without the prior written consent of Lehman Brothers Inc. However, Lehman Brothers Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements. There are no agreements between the representatives and any of our stockholders providing consent by the representatives to the sale of shares before the expiration of the lock-up period.

     In addition, we have agreed that during the 180-day lock-up period, we will not, without the prior written consent of Lehman Brothers Inc., subject to certain exceptions:

     - consent to the disposition of any shares held by stockholders subject to lock-up agreements before expiration of the lock-up period; or

     - issue, sell, contract to sell, or otherwise dispose of, any shares of our common stock, any options or warrants to purchase any shares of our common stock or any securities convertible into, exercisable for or exchangeable for shares of our common stock other than our sale of shares in this offering, our issuance of common stock upon the exercise of currently outstanding options, and our issuance of incentive awards under our stock incentive plans. See "Shares Eligible for Future Sale."

     We have applied to have our shares approved for quotation on the Nasdaq National Market under the symbol "VIRL."

     The underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that they may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchase of common stock made by the underwriters in the open market prior to the completion of the offering.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market.

     Any offers in Canada will be made only under an exception from the requirements to file a prospectus in each province of Canada where a sale is made.

     Purchasers of the shares of our common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus.

     Fidelity Capital Markets, a division of National Financial Services Corporation, is acting as an underwriter of this offering, and will be facilitating electronic distribution through the Internet.

     At our request, the underwriters have reserved up to 262,500 shares of common stock to be issued by us and offered hereby for sale, at the initial public offering price, to directors, officers, employees, other business associates and related persons of Virage Logic. The number of shares of our common stock available for sale to the general public will be reduced to the extent that these individuals purchase all or a portion of these reserved shares. Any reserved shares that are not purchased will be offered by the underwriters to the general public on the same basis as the shares of common stock offered by this prospectus. We have agreed to indemnify those certain underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of directed shares.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Heller Ehrman White & McAuliffe LLP, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by O'Melveny & Myers LLP, San Francisco, California.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, has audited our consolidated financial statements and schedule at September 30, 1999 and March 31, 2000, and for the year ended September 30, 1999 and the six months ended March 31, 2000. The information under the caption "Selected Consolidated Financial Data" at September 30, 1999 and March 31, 2000 and for the year ended September 30, 1999 and the six months ended March 31, 2000, included in this prospectus and elsewhere in the registration statement, have been derived from consolidated financial statements audited by Ernst & Young LLP. We have included our consolidated financial statements and schedule in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     Mohler, Nixon & Williams Accountancy Corporation, independent auditors, have audited our consolidated financial statements and schedule at September 30, 1997 and 1998 and for the years then ended, as set forth in their report. We have included our consolidated financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Mohler, Nixon & Williams Accountancy Corporation's report, given upon the authority of such firm as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act related to the shares of our common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement or the exhibits and schedules to that registration statement. For further information concerning Virage Logic and the common stock, we refer you to the registration statement, including the exhibits and schedules. Statements made in this prospectus concerning the contents of any contract or other document are not necessarily complete. Please refer to the copy of the document filed as an exhibit to the registration statement for a more complete description.

     Each statement is qualified in all respects by reference to the exhibit. You may inspect the registration statement without charge and obtain copies of all or any part by paying certain fees at the SEC's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, and its regional offices at Seven World Trade Center, 13th Floor, New York, NY 10048, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Securities and Exchange Commission filings, including the registration statement, are also available to you on the SEC's web site at http://www.sec.gov. As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing audited consolidated financial statements.

                            VIRAGE LOGIC CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Ernst & Young LLP, Independent Auditors...........  F-2
Report of Mohler, Nixon & Williams Accountancy Corporation,
  Independent Auditors......................................  F-3
Consolidated Balance Sheets.................................  F-4
Consolidated Statements of Operations.......................  F-5
Consolidated Statement of Redeemable Convertible Preferred
  Stock and Stockholders' Equity (Deficit)..................  F-6
Consolidated Statements of Cash Flows.......................  F-7
Notes to Consolidated Financial Statements..................  F-8

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Virage Logic Corporation

     We have audited the accompanying consolidated balance sheets of Virage Logic Corporation as of September 30, 1999 and March 31, 2000, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit), and cash flows for the year ended September 30, 1999, and the six months ended March 31, 2000. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Virage Logic Corporation at September 30, 1999 and March 31, 2000, and the consolidated results of its operations and its cash flows for the year ended September 30, 1999, and for the six months ended March 31, 2000 in conformity with accounting principles generally accepted in the United States.

     As discussed in Note 12 to the consolidated financial statements, the consolidated balance sheet, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit) and cash flows for the year ended September 30, 1999 and for the six-month period ended March 31, 2000 have been restated.

San Jose, California
July 20, 2000

                                                           /s/ ERNST & YOUNG LLP

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholders of
Virage Logic Corporation

     We have audited the accompanying consolidated balance sheet of Virage Logic Corporation as of September 30, 1998, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit) and cash flows for each of the two years in the period ended September 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Virage Logic Corporation as of September 30, 1998, and the consolidated results of its operations, redeemable convertible preferred stock and stockholders' equity (deficit) and cash flows for each of the two years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.

                                          MOHLER, NIXON & WILLIAMS
                                          Accountancy Corporation

Campbell, California
February 18, 2000

                            VIRAGE LOGIC CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                                                           PRO FORMA
                                                                                                         STOCKHOLDERS'
                                                                    SEPTEMBER 30,                            EQUITY
                                                              -------------------------    MARCH 31,      AT MARCH 31,
                                                                 1998          1999           2000            2000
                                                              -----------   -----------   ------------   --------------
                                                                            (RESTATED)     (RESTATED)     (UNAUDITED)
                                                                                                           (RESTATED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 1,971,762   $ 1,512,757   $  7,925,191
  Accounts receivable, net..................................      668,747     4,262,705      5,071,928
  Costs in excess of related billings on uncompleted
    contracts...............................................           --       331,875        342,938
  Prepaid expenses and other................................      185,147       719,284        919,249
  Prepaid taxes.............................................           --            --        485,180
                                                              -----------   -----------   ------------
    Total current assets....................................    2,825,656     6,826,621     14,744,486
Property, equipment and leasehold improvements, net.........  438,983....     1,963,536      3,710,632
Intangible assets, net of amortization of $54,632 at March
  31, 2000..................................................           --            --        594,203
Deferred tax assets.........................................           --       260,000        671,033
                                                              -----------   -----------   ------------
    Total assets............................................  $ 3,264,639   $ 9,050,157   $ 19,720,354
                                                              ===========   ===========   ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $   203,336   $   261,006   $    574,812
  Accrued payroll and related expenses......................      139,247       604,791        994,555
  Accrued expenses..........................................       32,727     1,069,077      1,831,354
  Credit line payable.......................................           --     1,000,000             --
  Current portion of capital lease obligations..............       47,364       179,041        284,939
  Deferred revenue..........................................       35,008     1,834,999      1,155,492
  Income taxes payable......................................           --       323,787             --
                                                              -----------   -----------   ------------
    Total current liabilities...............................      457,682     5,272,701      4,841,152
Long-term portion of capital lease obligations..............       64,308       454,127        381,936
                                                              -----------   -----------   ------------
    Total liabilities.......................................      521,990     5,726,828      5,223,088
Commitments
Series C redeemable convertible preferred stock, $.001 par
  value, 5,500,000 shares authorized, 5,455,255 shares
  issued and outstanding at March 31, 2000 (aggregate
  liquidation preference $10,364,984), no shares issued and
  outstanding pro forma.....................................           --            --     10,104,044
Stockholders' equity:
  Convertible preferred stock, $.001 par value 3,711,063
    shares authorized at September 30, 1998 and 1999 and
    3,054,100 shares authorized at March 31, 2000, issuable
    in series
    Series A:
      Designated shares -- 1,531,063
      Issued and outstanding shares -- 1,531,062 (none pro
        forma)
        Aggregate liquidation preference of $400,679........        1,531         1,531          1,531    $         --
    Series B:
      Designated shares -- 2,180,000 at September 30, 1998
        and 1999, 1,523,037 at March 31, 2000
      Issued and outstanding shares -- 1,448,037 (none pro
        forma)
      Aggregate liquidation preference of $3,475,288........        1,448         1,448          1,448              --
  Common stock, $.001 par value:
    Authorized shares -- 30,000,000 at September 30, 1998
      and 1999, 35,000,000 at March 31, 2000 (150,000,000
      pro forma)
    Issued and outstanding shares -- 5,618,250, 5,668,875
      and 7,488,125 at September 30, 1998 and 1999, and
      March 31, 2000, respectively (14,684,401 pro forma)...        5,618         5,669          7,488          14,684
  Additional paid-in capital................................    4,081,789     6,999,120     29,586,367      39,686,194
  Notes receivable from stockholders........................      (79,138)      (79,138)      (800,390)       (800,390)
  Receivable from stockholder...............................      (50,000)           --             --              --
  Deferred stock-based compensation.........................           --    (2,200,775)   (10,746,220)    (10,746,220)
  Accumulated deficit.......................................   (1,218,599)   (1,404,526)   (13,657,002)    (13,657,002)
                                                              -----------   -----------   ------------    ------------
        Total stockholders' equity..........................    2,742,649     3,323,329      4,393,222    $ 14,497,266
                                                              -----------   -----------   ------------    ============
        Total liabilities and stockholders' equity..........  $ 3,264,639   $ 9,050,157   $ 19,720,354
                                                              ===========   ===========   ============

                            See accompanying notes.

                            VIRAGE LOGIC CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                YEAR ENDED SEPTEMBER 30,         SIX MONTHS ENDED MARCH 31,
                                           -----------------------------------   --------------------------
                                             1997         1998         1999         1999           2000
                                           ---------   ----------   ----------   -----------   ------------
                                                                    (RESTATED)   (UNAUDITED)    (RESTATED)
Revenues.................................  $ 368,800   $1,970,040   $9,588,946   $3,474,139    $  8,806,487
Cost of revenues (exclusive of
  amortization of deferred stock
  compensation of $89,546 and $449,504 in
  1999 and for the six months ended March
  31, 2000, respectively)................    207,407      853,047    2,562,357    1,079,097       2,280,968
                                           ---------   ----------   ----------   ----------    ------------
Gross profit.............................    161,393    1,116,993    7,026,589    2,395,042       6,525,519
Operating expenses:
  Research and development (exclusive of
    amortization of deferred stock
    compensation of $221,804 and $840,712
    in 1999 and for the six months ended
    March 31, 2000, respectively)........    256,099      924,065    2,709,340      965,602       3,033,595
  Sales and marketing (exclusive of
    amortization of deferred stock
    compensation of $294,379 and $609,487
    in 1999 and for the six months ended
    March 31, 2000, respectively)........    119,763      621,602    2,377,880      716,739       2,103,232
  General and administrative (exclusive
    of amortization of deferred stock
    compensation of $95,291 and $335,129
    in 1999 and for the six months ended
    March 31, 2000, respectively)........    151,994      411,038    1,201,645      366,197       1,146,007
  Stock-based compensation...............         --           --      700,966           --       2,234,831
                                           ---------   ----------   ----------   ----------    ------------
    Total operating expenses.............    527,856    1,956,705    6,989,831    2,048,538       8,517,665
                                           ---------   ----------   ----------   ----------    ------------
Operating income (loss)..................   (366,463)    (839,712)      36,758      346,504      (1,992,146)
Interest income..........................         --       16,372       41,928       25,303         114,758
Interest expense.........................     (4,227)     (27,835)     (90,807)     (15,709)       (157,644)
Other income (expense)...................     (2,711)          --      (19,506)          --              --
                                           ---------   ----------   ----------   ----------    ------------
Income (loss) before taxes...............   (373,401)    (851,175)     (31,627)     356,098      (2,035,032)
Income tax provision.....................         --           --     (154,300)    (138,000)       (113,400)
                                           ---------   ----------   ----------   ----------    ------------
Net income (loss)........................   (373,401)    (851,175)    (185,927)     218,098      (2,148,432)
Deemed dividend on Series C redeemable
  convertible preferred stock............         --           --           --           --     (10,104,044)
                                           ---------   ----------   ----------   ----------    ------------
Net income (loss) applicable to common
  stockholders...........................  $(373,401)  $ (851,175)  $ (185,927)  $  218,098    $(12,252,476)
                                           =========   ==========   ==========   ==========    ============
Basic net income (loss) per share
  applicable to common stockholders......  $   (0.85)  $    (0.19)  $    (0.04)  $     0.04    $      (2.22)
                                           =========   ==========   ==========   ==========    ============
Diluted net income (loss) per share
  applicable to common stockholders......  $   (0.85)  $    (0.19)  $    (0.04)  $     0.02    $      (2.22)
                                           =========   ==========   ==========   ==========    ============
Pro forma basic net loss per share
  applicable to common stockholders......                           $    (0.02)                $      (0.96)
                                                                    ==========                 ============
Pro forma diluted net loss per share
  applicable to common stockholders......                           $    (0.02)                $      (0.96)
                                                                    ==========                 ============

                            See accompanying notes.

                            VIRAGE LOGIC CORPORATION

        CONSOLIDATED STATEMENT OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
                       AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                   SERIES C
                                            REDEEMABLE CONVERTIBLE    SERIES A CONVERTIBLE   SERIES B CONVERTIBLE
                                                PREFERRED STOCK         PREFERRED STOCK        PREFERRED STOCK
                                            -----------------------   --------------------   --------------------
                                             SHARES       AMOUNT        SHARES     AMOUNT      SHARES     AMOUNT
                                            ---------   -----------   ----------   -------   ----------   -------
Balance at September 30, 1996.............         --   $        --   1,356,424    $1,356           --    $   --
 Repurchase of common stock from
   founders...............................         --            --          --        --           --        --
 Issuance of common stock to founders for
   notes..................................         --            --          --        --           --        --
 Net loss.................................         --            --          --        --           --        --
                                            ---------   -----------   ---------    ------    ---------    ------
Balance at September 30, 1997.............         --            --   1,356,424     1,356           --        --
 Issuance of common stock for cash and
   services...............................         --            --          --        --           --        --
 Exercise of stock options by employees...         --            --          --        --           --        --
 Issuance of preferred stock for debt
   conversion and/or cash, net of issuance
   costs of $51,094.......................         --            --     123,507       124    1,448,037     1,448
 Issuance of preferred stock for
   services...............................         --            --      51,131        51           --        --
 Net loss.................................         --            --          --        --           --        --
                                            ---------   -----------   ---------    ------    ---------    ------
Balance at September 30, 1998.............         --            --   1,531,062     1,531    1,448,037     1,448
 Exercise of stock options by employees...         --            --          --        --           --        --
 Issuance of warrants to third parties for
   services...............................         --            --          --        --           --        --
 Repayment from stockholder...............         --            --          --        --           --        --
 Deferred stock-based compensation
   (restated).............................         --            --          --        --           --        --
 Amortization of stock-based compensation
   (restated).............................         --            --          --        --           --        --
 Net income (restated)....................         --            --          --        --           --        --
                                            ---------   -----------   ---------    ------    ---------    ------
Balance at September 30, 1999
 (restated)...............................         --            --   1,531,062     1,531    1,448,037     1,448
 Issuance of redeemable preferred stock
   (restated).............................  5,455,255    10,104,044          --        --           --        --
 Exercise of stock options by employees...         --            --          --        --           --        --
 Issuance of warrants to nonemployees
   (restated).............................         --            --          --        --           --        --
 Noncash deemed dividends to series C
   stockholders (restated)................
 Deferred stock-based compensation
   (restated).............................         --            --          --        --           --        --
 Amortization of stock-based compensation
   (restated).............................         --            --          --        --           --        --
 Net loss (restated)......................         --            --          --        --           --        --
                                            ---------   -----------   ---------    ------    ---------    ------
Balance at March 31, 2000 (restated)......  5,455,255   $10,104,044   1,531,062    $1,531    1,448,037    $1,448
                                            =========   ===========   =========    ======    =========    ======


                                                                                    NOTES
                                                COMMON STOCK       ADDITIONAL     RECEIVABLE    RECEIVABLE      DEFERRED
                                            --------------------     PAID-IN         FROM          FROM       STOCK-BASED
                                              SHARES     AMOUNT      CAPITAL     STOCKHOLDERS   STOCKHOLDER   COMPENSATION
                                            ----------   -------   -----------   ------------   -----------   ------------
Balance at September 30, 1996.............   7,560,000   $ 7,560   $   344,054    $      --      $     --     $         --
 Repurchase of common stock from
   founders...............................  (6,804,000)   (6,804)        6,534           --            --               --
 Issuance of common stock to founders for
   notes..................................   4,536,000     4,536        74,602      (79,138)           --               --
 Net loss.................................          --        --            --           --            --               --
                                            ----------   -------   -----------    ---------      --------     ------------
Balance at September 30, 1997.............   5,292,000     5,292       425,190      (79,138)           --               --
 Issuance of common stock for cash and
   services...............................     300,000       300        58,934           --            --               --
 Exercise of stock options by employees...      26,250        26           432           --            --               --
 Issuance of preferred stock for debt
   conversion and/or cash, net of issuance
   costs of $51,094.......................          --        --     3,546,153           --       (50,000)              --
 Issuance of preferred stock for
   services...............................          --        --        51,080           --            --               --
 Net loss.................................          --        --            --           --            --               --
                                            ----------   -------   -----------    ---------      --------     ------------
Balance at September 30, 1998.............   5,618,250     5,618     4,081,789      (79,138)      (50,000)              --
 Exercise of stock options by employees...      50,625        51         4,090           --            --               --
 Issuance of warrants to third parties for
   services...............................          --        --        11,500           --            --               --
 Repayment from stockholder...............          --        --            --           --        50,000               --
 Deferred stock-based compensation
   (restated).............................          --        --     2,901,741           --            --       (2,901,741)
 Amortization of stock-based compensation
   (restated).............................          --        --            --           --            --          700,966
 Net income (restated)....................          --        --            --           --            --               --
                                            ----------   -------   -----------    ---------      --------     ------------
Balance at September 30, 1999
 (restated)...............................   5,668,875     5,669     6,999,120      (79,138)           --       (2,200,775)
 Issuance of redeemable preferred stock
   (restated).............................          --        --       353,250           --            --               --
 Exercise of stock options by employees...   1,819,250     1,819     1,064,076     (721,252)           --               --
 Issuance of warrants to nonemployees
   (restated).............................          --        --       285,601           --            --               --
 Noncash deemed dividends to series C
   stockholders (restated)................                          10,104,044
 Deferred stock-based compensation
   (restated).............................          --        --    10,780,276           --            --      (10,780,276)
 Amortization of stock-based compensation
   (restated).............................          --        --            --           --            --        2,234,831
 Net loss (restated)......................          --        --            --           --            --               --
                                            ----------   -------   -----------    ---------      --------     ------------
Balance at March 31, 2000 (restated)......   7,488,125   $ 7,488   $29,586,367    $(800,390)     $     --     $(10,746,220)
                                            ==========   =======   ===========    =========      ========     ============


                                              RETAINED
                                              EARNINGS          TOTAL
                                            (ACCUMULATED    STOCKHOLDER'S
                                              DEFICIT)     EQUITY (DEFICIT)
                                            ------------   ----------------
Balance at September 30, 1996.............  $      5,977     $   358,947
 Repurchase of common stock from
   founders...............................            --            (270)
 Issuance of common stock to founders for
   notes..................................            --              --
 Net loss.................................      (373,401)       (373,401)
                                            ------------     -----------
Balance at September 30, 1997.............      (367,424)        (14,724)
 Issuance of common stock for cash and
   services...............................            --          59,234
 Exercise of stock options by employees...            --             458
 Issuance of preferred stock for debt
   conversion and/or cash, net of issuance
   costs of $51,094.......................            --       3,497,725
 Issuance of preferred stock for
   services...............................            --          51,131
 Net loss.................................      (851,175)       (851,175)
                                            ------------     -----------
Balance at September 30, 1998.............    (1,218,599)      2,742,649
 Exercise of stock options by employees...            --           4,141
 Issuance of warrants to third parties for
   services...............................            --          11,500
 Repayment from stockholder...............            --          50,000
 Deferred stock-based compensation
   (restated).............................            --              --
 Amortization of stock-based compensation
   (restated).............................            --         700,966
 Net income (restated)....................      (185,927)       (185,927)
                                            ------------     -----------
Balance at September 30, 1999
 (restated)...............................    (1,404,526)      3,323,329
 Issuance of redeemable preferred stock
   (restated).............................            --         353,250
 Exercise of stock options by employees...            --         344,643
 Issuance of warrants to nonemployees
   (restated).............................            --         285,601
 Noncash deemed dividends to series C
   stockholders (restated)................   (10,104,044)
 Deferred stock-based compensation
   (restated).............................            --              --
 Amortization of stock-based compensation
   (restated).............................            --       2,234,831
 Net loss (restated)......................    (2,148,432)     (2,148,432)
                                            ------------     -----------
Balance at March 31, 2000 (restated)......  $(13,657,002)    $ 4,393,222
                                            ============     ===========

                            See accompanying notes.

                            VIRAGE LOGIC CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                  SIX MONTHS ENDED
                                                            YEAR ENDED SEPTEMBER 30,                  MARCH 31,
                                                      -------------------------------------   -------------------------
                                                        1997         1998          1999          1999          2000
                                                      ---------   -----------   -----------   -----------   -----------
                                                                                (RESTATED)    (UNAUDITED)   (RESTATED)
OPERATING ACTIVITIES
Net income (loss)...................................  $(373,401)  $  (851,175)  $  (185,927)  $   218,098   $(2,148,432)
Adjustments to reconcile net income (loss) to net
  cash provided by (used in) operating activities:
  Depreciation and amortization.....................      5,806        55,191       507,101       155,985       612,924
  Loss on disposal of property and equipment........         --            --        19,506            --            --
  Amortization of intangible assets.................    106,490       133,113            --            --        54,632
  Issuance of warrants for services.................         --            --        11,500         6,500       285,601
  Amortization of stock-based compensation..........         --            --       700,966            --     2,234,832
  Bad debt expense..................................         --            --        43,000            --         8,000
  Changes in operating assets and liabilities:
    Accounts receivable.............................     44,250      (666,747)   (3,636,958)   (1,039,418)     (817,223)
    Other current assets............................      5,143      (181,885)           --            --            --
    Prepaid expenses................................         --            --      (534,137)     (420,339)     (582,909)
    Costs in excess of billings on uncompleted
      contracts.....................................         --            --      (331,875)           --       (11,063)
    Deferred tax assets.............................         --            --      (260,000)           --      (411,354)
    Accounts payable................................     48,521       154,815        57,670       (53,997)      313,806
    Accrued payroll and related expenses............     25,624       111,723       465,544       106,340       389,764
    Accrued expenses................................      3,558       164,390     1,036,350     1,066,762       552,277
    Deferred revenue................................         --        35,008     1,799,991       171,637      (679,507)
    Income taxes payable............................         --            --       323,787       135,716      (323,787)
                                                      ---------   -----------   -----------   -----------   -----------
Net cash provided by (used in) operating
  activities........................................   (134,009)   (1,045,567)       16,518       347,284      (522,439)
INVESTING ACTIVITIES
Purchase of property, plant, and equipment..........     (5,851)     (358,478)   (1,420,160)   (1,064,910)   (2,065,064)
                                                      ---------   -----------   -----------   -----------   -----------
Net cash used in investing activities...............     (5,851)     (358,478)   (1,420,160)   (1,064,910)   (2,065,064)
FINANCING ACTIVITIES
Proceeds from issuance of notes.....................    170,000       771,960            --            --            --
Proceeds from issuance of redeemable convertible
  preferred stock...................................         --            --            --            --     9,819,044
Proceeds from issuance of preferred and common
  stock.............................................         --     2,527,598         4,141            --       344,642
Repayment from stockholder..........................         --            --        50,000        50,000            --
Repurchase of common stock..........................       (270)           --            --            --            --
Borrowings (repayments) under line of credit........         --            --     1,000,000            --    (1,000,000)
Principal payments on capital lease obligations.....       (569)      (10,464)     (109,504)      (63,636)     (163,749)
                                                      ---------   -----------   -----------   -----------   -----------
Net cash provided by (used in) financing
  activities........................................    169,161     3,289,094       944,637       (13,636)    8,999,937
                                                      ---------   -----------   -----------   -----------   -----------
Net increase (decrease) in cash and cash
  equivalents.......................................     29,301     1,885,049      (459,005)     (731,262)    6,412,434
Cash and cash equivalents at beginning of period....     57,412        86,713     1,971,762     1,971,762     1,512,757
                                                      ---------   -----------   -----------   -----------   -----------
Cash and cash equivalents at end of period..........  $  86,713   $ 1,971,762   $ 1,512,757   $ 1,240,500   $ 7,925,191
                                                      =========   ===========   ===========   ===========   ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest..............................  $     867   $    18,627   $    65,156   $    15,710   $   107,644
Cash paid for income taxes..........................  $      --   $        --   $    35,013   $    16,600   $ 1,333,400
SUPPLEMENTAL SCHEDULES OF NONCASH INVESTING AND
  FINANCING ACTIVITIES
Capital lease obligations incurred for the purchase
  of equipment......................................  $  35,000   $    88,000   $   631,000   $   167,000   $   197,000
Warrants issued for services........................  $      --   $        --   $    11,500   $     6,500   $   285,601

                               See accompanying notes.

                            VIRAGE LOGIC CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       (INFORMATION FOR THE SIX MONTHS ENDED MARCH 31, 1999 IS UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Description of Business

     Virage Logic Corporation (the Company) was incorporated in California in November 1995. The Company provides semiconductor intellectual property, or SIP, for the memory elements of complex electronic systems contained on a single silicon chip. The semiconductor intellectual property consists of designs for memory elements of a system-on-a-chip, commonly referred to as memories, software systems called compilers that allow chip designers to configure memories into different sizes and shapes on a single chip and software tools that can be used to build memory compilers. The Company also provides custom memory design services.

  Initial Public Offering

     In March 2000, the board of directors of the Company authorized the Company to proceed with an initial public offering of its common stock. If the offering is consummated as presently anticipated, all of the outstanding preferred stock will automatically convert into common stock. The unaudited pro forma stockholders' equity at March 31, 2000 gives effect to the conversion of all outstanding shares of all preferred stock outstanding at March 31, 2000 into 7,196,276 shares of common stock upon the completion of the offering.

  Reverse Stock Split and Capitalization Change

     In April 2000, the board of directors authorized a one-for-two reverse stock split of the Company's common stock. The related common stock and per-share data in the accompanying financial statements has been retroactively restated to reflect the reverse stock split.

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Virage Logic International (VLI), a California corporation. Currently, VLI conducts international operations in India and the Republic of Armenia. All intercompany accounts and transactions have been eliminated in the accompanying consolidated financial statements. To date, operations in India and the Republic of Armenia have been immaterial.

  Foreign Currency Transactions

     Foreign currency transactions at foreign operations are measured using the U.S. dollar as the functional currency. Accordingly, monetary accounts (principally cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities) are remeasured using the foreign exchange rate at the balance sheet date. Accounts related to operations and non-monetary balance sheet items are remeasured at the rate in effect at the date of transaction. The effects of foreign currency remeasurement are reported in current operations and were immaterial for all periods presented.

  Use of Estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                            VIRAGE LOGIC CORPORATION

       (INFORMATION FOR THE SIX MONTHS ENDED MARCH 31, 1999 IS UNAUDITED)

  Unaudited Interim Consolidated Financial Information

     The financial information for the six months ended March 31, 1999 is unaudited, but has been prepared on the same basis as the annual financial statements and, in the opinion of management includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for its consolidated results of operations and cash flows for those periods.

  Revenue Recognition

     The Company's revenues are derived from licenses for its semiconductor intellectual property, which includes memories, standard and custom memory compilers and software development tools. Standard memory compilers and software development tools include a bundled license of software and related maintenance. Custom memory compilers typically include a bundled license of software, maintenance and customization of the software for the customer's specific applications.

     For each arrangement, the Company determines whether persuasive evidence of an agreement exists, delivery of the product has occurred, there are no significant remaining company obligations, the fee is fixed or determinable, and collectibility is probable. If any of these criteria are not met, revenue recognition is deferred until such time as the criteria are met.

     For standard memory compiler arrangements that consist solely of a license and maintenance, the Company recognizes the maintenance and the license fee together upon delivery of the software in accordance with paragraph 59 of SOP 97-2, "Software Revenue Recognition." Accordingly, the Company does not defer maintenance revenues over the life of the license arrangement but rather accrues the estimated cost of support at the time license revenues are recognized. This revenue recognition methodology is based on the following set of circumstances:

     a. The maintenance period is one year and is included with the license fee.

     b. These standard memory compiler products are not support intensive, and support costs to date have not been significant.

     c. Maintenance includes upgrades or modifications specifically related to the foundry process, which are rare and to date only one such upgrade has been provided.

     Software development tool arrangements include either a perpetual license with telephone support or a term license with telephone support and the rights to unspecified upgrades on a when-and-if available basis. The Company recognizes the maintenance (telephone support) and the license fees together for perpetual licenses upon the delivery of the software in accordance with paragraph 59 of SOP 97-2 and accordingly accrues the estimated cost of support. For term licenses bundled with maintenance, the Company does not have vendor-specific objective evidence of fair value for maintenance because maintenance is not sold separately and accordingly recognizes the entire arrangement fee over the maintenance period.

     Revenues from custom memory compilers involve customization to the functionality of the software and are recognized using contract accounting over the period that services are performed under the percentage-of-completion method. For all license and service agreements accounted for using the percentage-of-completion method, the Company determines progress-to-completion using input measures based on labor hours incurred. If a software contract under the percentage of completion method includes a discrete element that meets segmentation criteria of SOP 81-1, "Accounting for Performance of Construction and Certain Production Type Contracts", the method chosen to determine the timing of revenue recognition may be different for each discrete element. Any off-the-shelf software included in the contract that meets the segmentation criteria of SOP 81-1 would be excluded from the measurement of

                            VIRAGE LOGIC CORPORATION

       (INFORMATION FOR THE SIX MONTHS ENDED MARCH 31, 1999 IS UNAUDITED)

progress-to-completion. A provision for estimated losses on engagements is made in the period in which the loss becomes probable and can be reasonably estimated. Costs incurred in advance of billings are recorded as costs in excess of related billings on uncompleted contracts. The Company does not apply the percentage-of-completion method in circumstances where customer acceptance is necessary.

     Customer billing occurs in accordance with contract terms. Customer advances and amounts billed to customers in excess of revenue recognized are recorded as deferred revenues.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are invested in money market funds and commercial paper with a major financial institution.

     The Company has classified all investments as available-for-sale. Available-for-sale securities are carried at fair market value based on quoted market prices with unrealized gains and losses, net of tax, reported in stockholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in interest income.

     The Company invests its excess cash in high-quality, short-term debt instruments, all of which have an original maturity of three months or less. At March 31, 2000 and September 30, 1998 and 1999, cost approximated fair value for all cash equivalents. Interest and dividends on the investments are included in interest income.

     Unrealized holding gains and losses on available-for-sale securities at September 30, 1998, 1999 and March 31, 2000 and gross realized gains and losses on sales of available-for-sale securities for the years ended September 30, 1997, 1998 and 1999 and for the six-month periods ended March 31, 1999 and 2000 were not significant.

     Cash equivalents as of September 30, 1998, 1999 and March 31, 2000 consisted of the following:

                                                        YEAR ENDED           SIX MONTHS
                                                      SEPTEMBER 30,             ENDED
                                                 ------------------------     MARCH 31,
                                                    1998          1999          2000
                                                 ----------    ----------    -----------
                                                                             (UNAUDITED)
Money market funds.............................  $    2,505    $  560,947    $  703,144
Commercial paper...............................     995,744       746,816     5,917,083
U.S. Treasury Bills............................     499,945            --            --
                                                 ----------    ----------    ----------
  Total available-for-sale securities..........  $1,498,194    $1,307,763    $6,620,227
                                                 ==========    ==========    ==========

  Fair Value of Other Financial Instruments

     The carrying values and estimated fair values of the Company's other financial instruments are as follows:

                          SEPTEMBER 30, 1998           SEPTEMBER 30, 1999             MARCH 31, 2000
                       -------------------------   ---------------------------   -------------------------
                       CARRYING   ESTIMATED FAIR    CARRYING    ESTIMATED FAIR   CARRYING   ESTIMATED FAIR
                        VALUE         VALUE          VALUE          VALUE         VALUE         VALUE
                       --------   --------------   ----------   --------------   --------   --------------
Line of credit.......        --            --      $1,000,000     $1,000,000           --            --
Capital leases.......  $111,672      $111,672      $  633,168     $  633,168     $666,875      $666,875

     The fair value of the Company's obligations under lines of credit and capital leases are based on current rates offered to the Company for similar debt instruments of the same remaining maturities.

                            VIRAGE LOGIC CORPORATION

       (INFORMATION FOR THE SIX MONTHS ENDED MARCH 31, 1999 IS UNAUDITED)

  Property and Equipment

     Property and equipment are recorded at cost net of accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the useful lives of the assets, generally the shorter of the lease term or three years.

  Accounting for Internal-Use Computer Software

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use and identifies the characteristics of internal-use software. The Company's accounting policy with respect to accounting for computer software developed or obtained for internal use is consistent with SOP 98-1. The Company has purchased and capitalized approximately $297,000 and $1.4 million for the years ended September 30, 1998 and 1999, respectively, and $3.2 million for the six months ended March 31, 2000 of internal use software. Software is amortized for financial reporting purposes using the straight-line method over the estimated useful life of three years.

  Intangible Assets

     Intangible assets are being amortized on a straight line basis over their estimated useful life of three years.

  Accounting for Stock Options

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion No. 25), and related interpretations in accounting for its employee stock options because, as discussed in Note 4, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB Opinion No. 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. As permitted under SFAS 123, the Company has elected to follow APB Opinion No. 25 and related interpretations in accounting for stock-based awards to employees and to adopt the "disclosure only" alternative described in SFAS 123.

     Stock options or warrants granted to non-employees are accounted for in accordance with SFAS 123 and the Emerging Issues Task Force Consensus No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." The fair value of such options or warrants is determined using the Black-Scholes model.

  Business Risks and Concentration of Credit Risk

     The Company operates in the competitive semiconductor industry, which has been characterized by rapid technological change, short product life cycles, and cyclical market patterns. Significant technological changes in the industry could adversely affect operating results.

     The Company markets and sells its technology to a narrow base of customers, which are primarily located in the United States, Canada and Japan. The Company performs ongoing credit evaluations of its customers' financial condition, and generally, no collateral is required. All Company billings are made in U.S. dollars.

                            VIRAGE LOGIC CORPORATION

       (INFORMATION FOR THE SIX MONTHS ENDED MARCH 31, 1999 IS UNAUDITED)

  Customer Concentrations

     A limited number of customers have historically accounted for a substantial portion of the Company's revenues.

     Customers that accounted for at least 10% of total revenues were as follows:

                                                           YEAR ENDED         SIX MONTHS
                                                         SEPTEMBER 30,          ENDED
                                                      --------------------    MARCH 31,
                                                      1997    1998    1999       2000
                                                      ----    ----    ----    ----------
National Semiconductor..............................   --      11%     18%         *
PMC-Sierra..........................................   --      14%      *          *
ATI Technologies....................................   --      --      18%         *
Toshiba.............................................   --       *      10%         *
IBM.................................................   --      --      --         10%
MMC Networks........................................   --      11%     10%         *
Silicon Dynamics....................................   --      13%      *         --
TeraLogic...........................................   --      13%      *          *
SanDisk.............................................   42%     --      --         --
Xilinx..............................................   13%     --      --         --
Equator Technologies................................   18%     --      --         --
HPL.................................................   14%     --      --         --
Tower Semiconductor.................................   13%      *       *          *

-------------------------
(*) Represents less than 10% of revenues.

  Advertising Expense

     The cost of advertising is expensed as incurred. Advertising costs totaled approximately $46,000, $34,000, $130,000 and $60,000 for the years ended September 30, 1997, 1998, 1999 and the six months ended March 31, 2000, respectively.

  Research and Development

     In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed," costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. The Company believes its current process for developing software is essentially completed concurrently with the establishment of technological feasibility which is evidenced by a working model; accordingly, software costs incurred after the establishment of technological feasibility have not been material and, therefore, have been expensed.

  Net Income (Loss) Per Share

     Basic and diluted net income (loss) per share is presented in conformity with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128). Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued or granted for nominal consideration prior to the anticipated effective date of the Company's initial public offering must be included in the calculation of basic and diluted net income (loss) per common share as if they had been outstanding for all periods presented.

                            VIRAGE LOGIC CORPORATION

       (INFORMATION FOR THE SIX MONTHS ENDED MARCH 31, 1999 IS UNAUDITED)

     In accordance with SFAS 128, basic and diluted net income (loss) per share have been computed using the weighted average number of shares of common stock outstanding during the period, less weighted average shares outstanding that are subject to repurchase by the Company. Pro forma basic and diluted net income
(loss) per share, as presented in the statements of operations, have been computed as described above and also gives effect, under Securities and Exchange Commission guidance, to the conversion of the convertible preferred stock (using the if-converted method) from the original date of issuance.

                            VIRAGE LOGIC CORPORATION

       (INFORMATION FOR THE SIX MONTHS ENDED MARCH 31, 1999 IS UNAUDITED)

     The following table presents the computation of basic and diluted and pro forma basic and diluted net income (loss) per share applicable to common stockholders (in thousands, except per share amounts):

                                                            YEAR ENDED           SIX MONTHS ENDED
                                                          SEPTEMBER 30,              MARCH 31,
                                                    --------------------------   -----------------
                                                     1997     1998      1999      1999      2000
                                                    ------   -------   -------   ------   --------
Net income (loss) applicable to common
  stockholders....................................  $ (373)  $  (851)  $  (186)  $  218   $(12,252)
                                                    ======   =======   =======   ======   ========
Basic:
  Weighted average shares of common stock
     outstanding..................................   1,184     5,559     5,632    5,618      6,097
  Less weighted average shares subject to
     repurchase...................................    (746)   (1,180)     (331)    (551)      (571)
                                                    ------   -------   -------   ------   --------
  Shares used in computing basic net income (loss)
     per share applicable to common
     stockholders.................................     438     4,379     5,301    5,067      5,526
                                                    ======   =======   =======   ======   ========
Basic net income (loss) per share applicable to
  common stockholders.............................  $(0.85)  $ (0.19)  $ (0.04)  $ 0.04   $  (2.22)
                                                    ======   =======   =======   ======   ========
Diluted:
  Effect of dilutive securities:
     Shares used above............................     438     4,379     5,301    5,067      5,526
     Employee stock options and unvested common
       stock outstanding..........................      --        --        --      718         --
     Convertible preferred stock..................      --        --        --    4,469         --
                                                    ------   -------   -------   ------   --------
     Shares and assumed conversions used in
       computing diluted net income (loss) per
       share applicable to common stockholders....     438     4,379     5,301   10,254      5,526
                                                    ======   =======   =======   ======   ========
Diluted net income (loss) per share applicable to
  common stockholders.............................  $(0.85)  $ (0.19)  $ (0.04)  $ 0.02   $  (2.22)
                                                    ======   =======   =======   ======   ========
Pro forma:
  Shares used above...............................                       5,301               5,526
  Pro forma adjustment to reflect weighted average
     effect of the assumed conversion of
     convertible preferred stock..................                       4,469               7,196
                                                                       -------            --------
  Shares used in computing pro forma basic net
     income (loss) per share applicable to common
     stockholders.................................                       9,770              12,722
                                                                       =======            ========
Pro forma basic net income (loss) per share
  applicable to common stockholders...............                     $ (0.02)           $  (0.96)
                                                                       =======            ========
Pro forma diluted:
  Effect of diluted securities:
     Shares used to compute pro forma basic net
       income (loss) per share adjusted for the
       add back of shares subject to repurchase...                       9,770              12,722
     Employee stock options and unvested common
       stock outstanding..........................                          --                  --
                                                                       -------            --------
     Shares used in computing pro forma diluted
       net income (loss) per share applicable to
       common stockholders........................                       9,770              12,722
                                                                       =======            ========
Pro forma diluted net income (loss) per share
  applicable to common stockholders...............                     $ (0.02)           $  (0.96)
                                                                       =======            ========

  Comprehensive Income (Loss)

     In June 1997, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 established standards for the reporting and display of comprehensive income (loss) and its components and was effective for fiscal

                            VIRAGE LOGIC CORPORATION

       (INFORMATION FOR THE SIX MONTHS ENDED MARCH 31, 1999 IS UNAUDITED)

1999. The Company had no items, other than net income (loss), of other comprehensive income (loss) to report in any of the periods presented.

  Segment Information

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131), which establishes standards for reporting information about operating segments in annual financial statements. The Company operates only in one segment, the sale of semiconductor intellectual property for the memory elements of systems-on-a-chip.

  Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Financial Instruments and for Hedging Activities" (SFAS 133), which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. SFAS 133, as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of Effective Date of FASB Statement No. 133," is effective for fiscal years beginning after June 15, 2000. The Company will assess the impact of SFAS 133 if such activities are undertaken.

     In December 1999, the Securities and Exchange Commission (SEC) issued SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101). SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company believes its revenue recognition policy is in compliance with SAB 101.

     In March 2000, the financial Accounting Standards Board issued FASB Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation -- an Interpretation of APB Opinion No. 25." FIN 44 is effective July 1, 2000 but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. The Company does not expect the application of FIN 44 to have a material impact on the financial position or results of operations.

2. LEASE OBLIGATIONS

     The Company leases certain computer equipment and software under long-term capital leases. The Company has a line of credit with an equipment leasing company under which it can enter into leases totaling $1,100,000. At March 31, 2000 approximately $464,000 of this line had been utilized. The Company has also entered into other capital lease arrangements not subject to the line. Capitalized costs of approximately $122,000, $753,000 and $925,000 are included in property and equipment at September 30, 1998 and 1999 and March 31, 2000, respectively. Accumulated depreciation amounted to approximately $16,000, $173,000 and $337,000 at September 30, 1998 and 1999 and March 31, 2000.

     The Company leases its facilities under operating leases. The agreements provide for a rent escalation each year. Rent expense under operating leases was approximately $15,000, $70,000, $230,000 and $259,000 for the years ended September 30, 1997, 1998, 1999 and the six months ended March 31, 2000, respectively.

                            VIRAGE LOGIC CORPORATION

       (INFORMATION FOR THE SIX MONTHS ENDED MARCH 31, 1999 IS UNAUDITED)

     Aggregate future minimum lease payments under capital leases and operating leases as of March 31, 2000 are as follows:

                                                               CAPITAL     OPERATING
                                                               LEASES        LEASES
                                                              ---------    ----------
Year ending March 31,
  2000......................................................  $ 387,577    $  449,823
  2001......................................................    271,610       408,953
  2002......................................................    137,838       246,018
  2003......................................................     47,470        75,300
  2004......................................................         --        16,106
                                                              ---------    ----------
Total minimum lease and principal payments..................    844,495    $1,196,200
                                                                           ==========
Less: Amount representing interest..........................   (177,620)
                                                              ---------
Present value of future lease payments......................    666,875
Less: Current portion of capital lease obligations..........   (284,939)
                                                              ---------
Long-term portion of capital lease obligations..............  $ 381,936
                                                              =========

3. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Property, equipment and leasehold improvements consisted of the following:

                                                      YEAR ENDED
                                                    SEPTEMBER 30,           SIX MONTHS
                                                ----------------------        ENDED
                                                  1998         1999       MARCH 31, 2000
                                                --------    ----------    --------------
Furniture and fixtures........................  $ 50,627    $  197,861     $   293,082
Computers and equipment.......................   143,749       840,888       1,356,864
Software......................................   296,732     1,414,635       3,159,932
Leasehold improvements........................     8,872        73,776          77,302
                                                --------    ----------     -----------
                                                 499,980     2,527,160       4,887,180
Less accumulated depreciation.................   (60,997)     (563,624)     (1,176,548)
                                                --------    ----------     -----------
                                                $438,983    $1,963,536     $ 3,710,632
                                                ========    ==========     ===========

     Depreciation expense related to property, equipment and leasehold improvements totaled $5,806, $55,191, $507,101, $155,985 and $593,620 for the
years ended September 30, 1997, 1998 and 1999 and the six months ended March 31, 1999 and 2000, respectively.

4. STOCKHOLDERS' EQUITY

  Convertible Preferred Stock

     The Company is authorized to issue 3,054,100 shares of convertible preferred stock, designated in series. A summary of convertible preferred stock is as follows:

                             MARCH 31, 2000
                       ---------------------------
                                     SHARES ISSUED                                     AGGREGATE
                         SHARES           AND         NONCUMULATIVE    LIQUIDATION    LIQUIDATION
                       AUTHORIZED     OUTSTANDING       DIVIDEND       PREFERENCE     PREFERENCE
                       ----------    -------------    -------------    -----------    -----------
Series A.............  1,531,063       1,531,062          $0.02         $0.2617       $  400,679
Series B.............  1,523,037       1,448,037          $0.17         $2.4000        3,475,288
                       ---------       ---------                                      ----------
                       3,054,100       2,979,099                                      $3,875,967
                       =========       =========                                      ==========

                            VIRAGE LOGIC CORPORATION

       (INFORMATION FOR THE SIX MONTHS ENDED MARCH 31, 1999 IS UNAUDITED)

     All preferred stockholders have the same voting rights as common stockholders. Each share of Series A and B preferred stock has a number of votes equal to the number of shares of common stock into which it is convertible. Changes to the rights or preferences of preferred stockholder securities, increases in authorized preferred stock, issuances of securities with preferences over preferred stockholder securities, entering into a liquidation transaction, and changing the number of directors on the board of directors require at least 55% approval from the preferred stockholders.

     In the event of any voluntary or involuntary liquidation of the Company, Series A and B preferred stockholders are entitled to a liquidation preference per share as shown above plus any declared but unpaid dividends, all in preference to the holders of the common stock. If upon the occurrence of such event, the assets and funds distributed among the holders of the preferred stock shall be insufficient to permit the payment to such holders, then the entire assets and funds of the corporation legally available for distribution shall be distributed ratably among the holders of Series A and B preferred stock in proportion to the aggregate preferential amount each such holder is otherwise entitled to receive. Upon the completion of the distribution, the holders of the common stock will ratably receive any and all remaining assets of the Company.

     The holders of preferred stock are entitled to receive dividends when and if declared by the board of directors. The dividends are payable in preference and priority to any payment of any dividend on common stock of the Company. Such dividends are not mandatory or cumulative, and no rights or interest accrues to the holders of preferred stock. No dividends have been declared to date.

     The holders of Series A and B preferred stock have the right, at any time after the date of issuance, to convert each of their shares into common shares. The conversion ratio is two-to-three as of September 30, 1999 and March 31, 2000 after adjusting for the one-for-two reverse stock split as described in Note 1. The preferred stock automatically converts into shares of common stock at the conversion price in effect upon the earlier of (i) the closing of an underwritten public offering registered under the Securities Act of 1933, as amended, covering the offer and sale of common stock at a public offering price of not less than $12.00 per share (adjusted for stock dividends, stock split, or recapitalizations) with aggregate cash proceeds to the Company of at least $25,000,000; or (ii) the date specified by written consent or agreement of the holders of not less than 55% of the outstanding shares of preferred stock.

  Redeemable Convertible Preferred Stock

     On December 23, 1999, the Company authorized 5,500,000 and issued 5,455,255 shares of redeemable convertible preferred stock designated as Series C at $1.90 per share. The holders of the Series C preferred stock may request redemption of their shares, plus all declared but unpaid cumulative dividends. The redemption may be requested prior to or on November 30, 2003 and must be paid in cash within three years from the date that a written request from the majority of Series C preferred shareholders is received.

     In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Series C preferred stock are entitled to receive the liquidation preference of $1.90 per share amount, plus all declared but unpaid cumulative dividends, prior and in preference to the holders of the Series A and Series B preferred stock and common stock.

     Each share of Series C preferred stock is convertible into 0.5 shares of common stock. Upon completion of an initial public offering all shares are automatically converted to common stock and the holders of these shares will not be paid the redemption premium.

     Holders of Series C preferred stock vote equally with holders of common stock on an as-if-converted basis.

                            VIRAGE LOGIC CORPORATION

       (INFORMATION FOR THE SIX MONTHS ENDED MARCH 31, 1999 IS UNAUDITED)

     In connection with the issuance of the Series C redeemable preferred stock, the Company recorded a non-cash dividend of $10,104,044 during the six months ended March 31, 2000 to accrete the value of the preferred stock to its fair value.

  Common Stock

     The Company is authorized to issue up to 35,000,000 shares of common stock. As of March 31, 2000, 7,488,125 shares of common stock were issued and outstanding.

     At March 31, 2000, common stock was reserved for issuance as follows:

Conversion of outstanding preferred stock...................  7,196,276
Exercise of outstanding stock options.......................  1,559,500
Shares of common stock available for grant under the 1997
  Equity Incentive Plan.....................................    239,515
Exercise of warrants........................................     60,000
                                                              ---------
                                                              9,055,291
                                                              =========

  Founders' Shares

     In August 1997, the Company issued 4,536,000 shares of common stock at $0.017 per share to the founders of the Company in exchange for full-recourse notes receivable of $79,138. The founders' shares are subject to adjustment for certain events, including mergers, stock dividends, stock splits and other events.

     As of March 31, 2000, all founders' shares were vested, and hence, no shares were subject to repurchase by the Company.

     The notes bear interest at 6.29% per annum and are due and payable in August 2002. The notes are full recourse, and in addition, each of the founders has pledged the common stock, 4,536,000 shares of common stock in aggregate, as collateral to secure the obligations under the notes.

  1997 Equity Incentive Plan

     The Company's 1997 Equity Incentive Plan (the Plan) provides for the granting of incentive stock options and nonstatutory stock options as determined by the board of directors. Under the terms of the Plan, the exercise price of incentive stock options will not be less than 100% of the fair market value of the shares on the date of grant, and the exercise price of nonstatutory stock options will not be less than 85% of the fair market value of the shares on the date of grant. The exercise price of incentive stock options and nonstatutory stock options granted to an employee or a service provider, who, at the time of grant, owns stock representing more than 10% of the voting power of all classes of the stock of the Company, shall be no less than 110% of the fair market value of the common stock on the date of grant. All option grants shall be exercisable immediately or may be exercisable within the times or upon the events determined by the board of directors. The term of each option grant will be no more than ten years. However, in the case of an incentive stock option issued to an optionee who, at the time of grant, owns stock representing more than 10% of the voting power of all classes of the stock of the Company, the term of the option will be no more than five years. All shares that are issued under the Plan are subject to repurchase by the Company at the original exercise price until the underlying options have vested. At March 31, 2000, 565,251 shares issued and exercised under the Plan were subject to repurchase.

     Rights to immediately purchase stock may also be granted under the Plan with terms, conditions, and restrictions determined by the board of directors. Except for shares purchased by officers, directors and

                            VIRAGE LOGIC CORPORATION

       (INFORMATION FOR THE SIX MONTHS ENDED MARCH 31, 1999 IS UNAUDITED)

consultants, shares acquired through stock purchase rights vest over a period not to exceed five years with 20% vesting each year. Any unvested shares acquired are subject to repurchase by the Company. At March 31, 2000, shares were subject to repurchase by the Company.

     Information with respect to the Plan is summarized as follows:

                                                  SHARES       NUMBER OF        WEIGHTED
                                                AVAILABLE       OPTIONS         AVERAGE
                                                FOR GRANT     OUTSTANDING    EXERCISE PRICE
                                                ----------    -----------    --------------
Beginning authorization.......................   1,500,000            --         $   --
  Options granted.............................     (60,000)       60,000         $0.017
                                                ----------    ----------
Balance at September 30, 1997.................   1,440,000        60,000         $0.017
  Additional options authorized...............          --            --             --
  Options granted.............................  (1,045,500)    1,045,500         $ 0.10
  Options exercised...........................          --       (26,250)        $0.017
  Options canceled............................      56,250       (56,250)        $0.017
                                                ----------    ----------
Balance at September 30, 1998.................     450,750     1,023,000         $ 0.10
  Additional options authorized...............   1,500,000            --             --
  Options granted.............................  (1,177,500)    1,177,500         $ 0.30
  Options exercised...........................          --       (50,625)        $ 0.08
  Options canceled............................      91,875       (91,875)        $ 0.14
                                                ----------    ----------
Balance at September 30, 1999.................     865,125     2,058,000         $ 0.20
  Additional options authorized...............     695,140            --             --
  Options granted.............................  (1,385,625)    1,385,625         $ 1.19
  Options exercised...........................          --    (1,819,250)        $ 0.56
  Options canceled............................      64,875       (64,875)        $ 0.19
                                                ----------    ----------
Balance at March 31, 2000.....................     239,515     1,559,500         $ 0.67
                                                ==========    ==========

     The following table summarizes information about stock options outstanding and exercisable at March 31, 2000:

                                                            OPTIONS OUTSTANDING AND EXERCISABLE
                                                      -----------------------------------------------
                                                                       WEIGHTED
                                                       NUMBER          AVERAGE
                                                        AS OF         REMAINING
                                                      MARCH 31,    CONTRACTUAL LIFE
                   EXERCISE PRICE                       2000          (IN YEARS)       EXERCISE PRICE
                   --------------                     ---------    ----------------    --------------
  $0.02.............................................    240,000          8.44              $0.02
  $0.13.............................................    203,625          8.28              $0.14
  $0.23.............................................    261,000          9.00              $0.24
  $0.70.............................................    424,125          9.58              $0.70
  $1.00.............................................    116,375          9.75              $1.00
  $1.50.............................................    180,250          9.91              $1.50
  $2.00.............................................    134,125         10.00              $2.00
                                                      ---------
     Total..........................................  1,559,500          9.22              $0.67
                                                      =========

     Pro forma information regarding net income is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted during the year ended September 30, 1999 under the fair value method of SFAS 123. The fair value for options was estimated at the date of grant using the minimum value method with the following weighted average

                            VIRAGE LOGIC CORPORATION

       (INFORMATION FOR THE SIX MONTHS ENDED MARCH 31, 1999 IS UNAUDITED)

assumptions: a risk-free interest rate of 6.40% for 1997, 5.50% for 1998 and 1999, 6.00% for the six month period ended March 31, 2000, no dividend yield for all years, and a weighted average expected option life of five years.

     The difference between the reported net income (loss) and the pro forma net income (loss) for the years ended September 30, 1997, 1998, 1999, and the six months ended March 31, 2000 was not material.

     The options' weighted average grant-date fair value, which is the value assigned to the options under SFAS 123, was $0.01, $0.05, $0.08 and $0.25 for options granted during 1997, 1998, 1999 and the six months ended March 31, 2000, respectively.

     The pro forma impact of options on the net income for the year ended September 30, 1999 and the six months ended March 31, 2000 is not representative of the effects on net income (loss) for future years, as future years will include the effects of options vesting as well as the impact of multiple years of stock option grants. The full effect of SFAS 123 will not be fully reflected until 2001.

  Warrants

     In February 1999, the Company issued a warrant to purchase 25,000 shares of Series B convertible preferred stock at $2.40 per share in connection with professional services. The warrant vests over four years and expires February 21, 2004. The Company determined the fair value of the warrant using the Black-Scholes valuation model assuming a fair value of the Company's Series B convertible preferred stock of $2.40, a risk-free interest rate of 5.16%, a volatility factor of 80% and a life of five years. At September 30, 1999 the fair value of the warrant was approximately $124,000. The vesting period of this warrant was amended in November 1999 such that the warrant became fully vested at that time. Accordingly, the warrant was remeasured in November 1999 at a fair value of $159,000 and expensed the unamortized portion.

     In July 1999, the Company issued a warrant to purchase 7,500 shares of common stock at $0.70 per share in connection with professional services. The warrant vests over four years and expires on July 15, 2004. The Company determined the fair value of the warrant using the Black-Scholes valuation model assuming a fair value of the Company's common stock of $7.66, a risk-free interest rate of 5.92%, a volatility factor of 80% and a life of five years. At September 30, 1999 the fair value of the warrant was approximately $43,200. The vesting period of the warrant was amended in November 1999 such that the warrant became fully vested at that time. Accordingly, the warrant was remeasured in November 1999 at a fair value of $54,000 and the Company expensed the unamortized portion.

  Restricted Common Stock

     During 1998, the Company sold 300,000 shares of restricted common stock to a consultant for a total aggregate purchase of $59,234, consisting of cash in the amount of $5,234 and services valued at $54,000. In the event the consultant ceases providing services to the Company through the termination of its consulting agreement, the Company has the right to repurchase the stock at the original purchase price. The right to repurchase the shares by the Company lapses as follows: 30,000 shares on the date of sale, 45,000 shares on March 21, 1998, and 6,250 shares for each full month thereafter. On September 30, 1998, the right to repurchase 112,500 shares had lapsed and the remaining 187,500 unvested shares were held in escrow. In November 1999, the Company removed all vesting restrictions so that the Company shall no longer have the right to repurchase any shares.

                            VIRAGE LOGIC CORPORATION

       (INFORMATION FOR THE SIX MONTHS ENDED MARCH 31, 1999 IS UNAUDITED)

  Stock-Based Compensation

     During the year ended September 30, 1999 and the six months ended March 31, 2000, the Company issued stock options to employees with exercise prices that it believed represented the fair value of the options. Subsequent to the commencement of the Company's initial public offering process, the Company reevaluated the fair value of its common stock options as of March 2000. Accordingly, in connection with such stock option grants, during the year ended September 30, 1999 and the six-month period ended March 31, 2000, the Company recorded deferred stock-based compensation of $2,901,741 and $10,780,276, respectively. This deferred compensation represents the excess of the fair value of the common stock on the date of grant over the exercise price. Deferred compensation expense is being amortized using the graded vesting method, in accordance with SFAS 123 and SFAS Interpretation No. 28, over the vesting period of each respective option, generally four years. Under the graded vesting method, each option grant is separated into portions based on their vesting terms which results in acceleration of amortization expense for the overall award. The accelerated amortization pattern results in expensing approximately 59% of the total award in year one, 25% in year two, 12% in year three and 4% in year four.

5. LINE OF CREDIT

     During July 1999, the Company entered into a line of credit with a financial institution, which expires during July 2000. The line of credit is limited such that the Company may not borrow in excess of $3,000,000 or 80% of eligible receivables. Borrowings under the line of credit bear interest at the bank's prime rate plus 1% per annum (9.25% at September 30, 1999) and are subject to the Company's compliance with certain financial covenants. At September 30, 1999 and March 31, 2000, the Company was in compliance with the covenants. The line of credit is secured by all the rights, title of the assets and intellectual property of the Company. As of September 30, 1999, the Company had approximately $1,000,000 outstanding under the line of credit, and no amount outstanding as of March 31, 2000.

     In connection with the line of credit agreement, the Company issued a warrant for 30,000 shares of Series C preferred stock (see Note 9). The warrant is exercisable at any time prior to its expiration on July 28, 2004. Upon the closing of the Series C preferred stock round in December 1999, the Company determined the fair value of the warrant using the Black-Scholes valuation model assuming a fair value of the Series C preferred stock of $1.90, a risk free interest rate of 6.22%, a volatility factor of 80%, and a life of five years. The resulting value of $103,000 is being amortized to expenses over the term of the line of credit. As of March 31, 2000, the Company had amortized approximately $50,000.

6. RELATED PARTY TRANSACTIONS

     In June 1999, the Company extended a loan of $150,000 bearing interest of 9% per annum, to a stockholder of the Company in return for a note receivable. In March 2000, the note was repaid.

     The Company sells products and services to certain companies that are also stockholders of Virage Logic Corporation. All transactions were conducted at arm's length. Sales to these stockholders amounted to $97,500, $317,500, $450,500 and $337,500 for the years ended September 30, 1997, 1998, 1999 and the six months ended March 31, 2000, respectively. Included in these amounts are $47,500, $132,500, $67,500 and $227,500 received from Tower Semiconductor for compiler development services for the years ended September 30, 1997, 1998, 1999 and the six months ended March 31, 2000 respectively. As of March 31, 2000, $416,000 included in accounts receivable was due from these stockholders.

                            VIRAGE LOGIC CORPORATION

       (INFORMATION FOR THE SIX MONTHS ENDED MARCH 31, 1999 IS UNAUDITED)

7. AGREEMENTS WITH FOUNDRIES

     The Company has entered into agreements with TSMC, UMC, and Chartered, third-party semiconductor foundries, under which the Company has agreed to develop memory compilers for certain of the foundries' manufacturing processes and in return the foundries are obligated to pay the Company royalties on sales of silicon chips manufactured by the foundries for the Company's fabless customers. Through March 31, 2000, royalty revenues have been immaterial.

     Under two separate agreements with one of the foundries, TSMC, TSMC has contracted to pay the Company non-recurring engineering fees for the development of compilers. The Company has not recorded any revenue for such services through March 31, 2000.

8. INCOME TAXES

     Due to operating losses and the inability to recognize the benefits therefrom, there is no provision for income taxes for the years ended September 30, 1997 and 1998.

     The provision for income taxes for the year ended September 30, 1999 and the six months ended March 31, 2000 consists of the following:

                                                                        SIX MONTHS
                                                     YEAR ENDED           ENDED
                                                 SEPTEMBER 30, 1999   MARCH 31, 2000
                                                 ------------------   --------------
Federal:
  Current......................................      $ 355,500          $ 439,847
  Deferred.....................................       (260,000)          (411,033)
State:
  Current......................................            800             71,986
  Deferred.....................................             --                 --
Foreign:
  Current......................................         58,000             12,600
  Deferred.....................................             --                 --
                                                     ---------          ---------
Total..........................................      $ 154,300          $ 113,400
                                                     =========          =========

     The provision for income taxes differs from the amount of income taxes determined by applying the U.S. statutory federal rate primarily due to the benefit of prior year net operating losses, research and development credits, and the adjustment of the valuation allowance.

                            VIRAGE LOGIC CORPORATION

       (INFORMATION FOR THE SIX MONTHS ENDED MARCH 31, 1999 IS UNAUDITED)

     The income tax expense differed from the amounts computed by applying the U.S. statutory federal income tax rate (34%) to pretax income (loss) as a result of the following:

                                       YEAR ENDED SEPTEMBER 30,         SIX MONTHS
                                   --------------------------------       ENDED
                                     1997        1998        1999     MARCH 31, 2000
                                   ---------   ---------   --------   --------------
Computed expected tax
  (benefit)......................  $(126,956)  $(289,400)  $(10,753)    $(681,711)
Non-deductible stock-based
  compensation...................         --          --    238,328       759,843
Current year net operating losses
  and/or temporary differences
  for which no tax benefit is
  recognized.....................    126,956     289,400    (55,000)
State taxes......................         --          --         --        47,511
Foreign taxes....................         --          --     58,000        12,600
R&D credit.......................         --          --    (93,968)      (50,000)
Other............................         --          --    (17,693)       25,157
                                   ---------   ---------   --------     ---------
Total income tax provision         $      --   $      --   $154,300     $ 113,400
                                   =========   =========   ========     =========

     There were no provisions for income taxes for fiscal 1997 and 1998 because the Company generated net losses in those years. The provision for income taxes for the six months ended March 31, 1999 was calculated using the actual effective tax rate for fiscal 1999.

     Significant components of the Company's deferred tax assets are as follows:

                                                YEAR ENDED SEPTEMBER 30,            SIX MONTHS
                                           -----------------------------------        ENDED
                                             1997         1998         1999       MARCH 31, 2000
                                           ---------    ---------    ---------    --------------
Deferred tax assets:
  Net operating losses...................  $ 100,000    $ 279,000    $      --
  Deferred revenue.......................         --           --      431,000        432,000
  Compensation accrual...................         --           --      124,129        182,086
  Other accruals/reserves not currently
     deductible..........................         --       21,000      167,871        644,391
                                           ---------    ---------    ---------
Total deferred tax assets................    100,000      300,000      723,000      1,258,477
  Valuation allowance....................   (100,000)    (300,000)    (407,000)      (545,444)
                                           ---------    ---------    ---------
Net deferred tax assets..................         --           --      316,000        713,033
Deferred tax liabilities:
  Depreciation...........................         --           --      (49,000)       (42,000)
  Other..................................         --           --       (7,000)            --
                                           ---------    ---------    ---------      ---------
Net deferred tax assets..................  $      --    $      --    $ 260,000        671,033
                                           =========    =========    =========      =========

     The Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109), provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Because of the uncertainty of future earnings, a full valuation allowance was provided at September 30, 1997 and 1998. The Company recorded a deferred tax asset at September 30, 1999 and March 31, 2000 based on availability of taxable income in the carryback period. Due to the uncertainty of future earnings, management has determined that the valuation allowance continues to be necessary. The net valuation allowance increased by $100,000, $200,000, $107,000 and $138,444 during the years ended September 30, 1997, 1998,
1999 and the six months ended March 31, 2000, respectively.

                            VIRAGE LOGIC CORPORATION

       (INFORMATION FOR THE SIX MONTHS ENDED MARCH 31, 1999 IS UNAUDITED)

9. BUSINESS SEGMENT INFORMATION

     The Company operates in one business segment, the sale of semiconductor intellectual property for the memory elements of systems-on-a-chip, which it sells to fabless semiconductor companies as well as integrated device manufacturers.

     The Chief Executive Officer has been identified as the Chief Operating Decision Maker (CODM) because he has final authority over resource allocation decisions and performance assessment. The CODM does not receive discrete financial information about the individual components.

     Revenues by geographic region were as follows:

                                                 YEAR ENDED SEPTEMBER 30,            SIX MONTHS
                                           ------------------------------------        ENDED
                                             1997         1998          1999       MARCH 31, 2000
                                           --------    ----------    ----------    --------------
Revenues:
  United States..........................  $321,300    $1,017,540    $5,393,026      $4,056,079
  Japan..................................        --       440,000     1,970,100       1,580,922
  Canada.................................        --       280,000     2,148,320       1,493,052
  Other..................................    47,500       232,500        77,500       1,676,434
                                           --------    ----------    ----------      ----------
     Total...............................  $368,800    $1,970,040    $9,588,946      $8,806,487
                                           ========    ==========    ==========      ==========

10. ACQUISITION OF ASSETS

     On December 1, 1999, the Company purchased Mentor Graphics Corporation's
(MGC) Physical Libraries Business for 150,000 shares of the Company's Series C preferred stock valued at approximately $638,250. In addition, the Company assumed MGC's license arrangements with customers of the Physical Libraries Business resulting in an obligation of approximately $210,000. The transaction was accounted for as a purchase and the Company recorded intangible assets of approximately $353,250, $269,000 and $27,000 related to the goodwill, workforce and the customer list, respectively. The goodwill, assembled workforce and customer list are being amortized over three years. Additionally, as part of the purchase agreement with MGC, the Company is committed to purchase $1,000,000 of software licenses through June 30, 2001. The Company purchased and capitalized $500,000 of such software licenses on December 28, 1999, which are being amortized over three years.

     For the three-month period ended March 31, 2000, amortization of the intangible assets and the software amortization was approximately $55,000 and $42,000, respectively.

11. FISCAL YEAR 2000 BONUS PLANS

  Fiscal Year 2000 Executive Variable Incentive Pay Plan

     In November 1999, the Company's board of directors approved the adoption of the Virage Logic Fiscal Year 2000 Executive Variable Incentive Pay Plan (the VIP
Plan). The VIP Plan limits eligibility to employees at the President and Vice President levels and to members of the board of directors. Payments to participants in the VIP Plan are connected to the Company's fiscal year 2000 revenue and operating results as compared to the planned results. Eligible participants may receive an additional compensation of 15% to 50% of base salary, depending on the Company's financial results.

  Fiscal Year 2000 Employee Bonus Program

     For fiscal year 2000, the Company instituted a bonus program for its United States employees, other than sales and marketing employees and participants in the Fiscal Year 2000 Executive Variable Incentive

                            VIRAGE LOGIC CORPORATION

       (INFORMATION FOR THE SIX MONTHS ENDED MARCH 31, 1999 IS UNAUDITED)

Pay Plan. Under this program, 10% of pretax profits before deductions for deferred compensation will be distributed quarterly. Approximately $65,000 of bonuses were expensed in the six months ended March 31, 2000.

12. RESTATEMENT

     The Company has revised its financial statements for the year ended September 30, 1999 and the six months ended March 31, 2000 to account for a beneficial conversion feature embedded in the Series C redeemable convertible preferred stock and a reassessment of the estimated value of its common stock used to record stock-based compensation charges in connection with stock option grants and the valuation of its warrants issued in connection with professional services and in obtaining a line of credit.

  Beneficial Conversion Feature

     In connection with the issuance of the Series C redeemable preferred stock, the Company recorded a non-cash dividend of $10,104,044 during the six months ended March 31, 2000 to accrete the value of the preferred stock to its fair value. This non-cash charge was recorded as an increase in accumulated deficit with a corresponding credit to additional paid-in capital and was recognized at the date of issuance, which was the period in which the shares became eligible for conversion.

  Common Stock Valuation

     The Company reevaluated the fair value of its common stock used to record stock-based compensation for employee stock options and the valuation of the warrants issued for professional services and in obtaining a line of credit. In connection with such stock option grants, during the year ended September 30, 1999 and the six-month period ended March 31, 2000, the Company recorded a non-cash charge for stock-based compensation of $700,966 and $2,234,831, respectively. In connection with warrants, during the year ended September 30, 1999 and the six-month period ended March 31, 2000, the Company recorded non-cash charges of $11,500 and $285,601, respectively.

                                                   YEAR ENDED
                                               SEPTEMBER 30, 1999        SIX MONTHS ENDED MARCH 31, 2000
                                           ---------------------------   -------------------------------
                                           AS REPORTED     RESTATED        AS REPORTED        RESTATED
                                           -----------   -------------   ----------------   ------------
Stock-based compensation.................   $278,595       $ 700,966        $1,024,220      $  2,234,831
Net income(loss).........................    236,444        (185,927)         (674,166)       (2,148,432)
Deemed dividend on Series C redeemable
  convertible preferred stock............         --              --                --        10,104,044
Net income (loss) available to common
  stockholders...........................    236,444        (185,927)         (674,166)      (12,252,476)
Basic net income (loss) per share
  available to common stockholders.......   $   0.04       $   (0.04)       $    (0.12)     $      (2.22)
Diluted net income (loss) per share
  available to common stockholders.......   $   0.02       $   (0.04)       $    (0.12)     $      (2.22)
Basic and diluted Pro forma net income
  (loss) per share available to common
  stockholders...........................   $   0.02       $   (0.02)       $    (0.05)     $      (0.96)

                            VIRAGE LOGIC CORPORATION

       (INFORMATION FOR THE SIX MONTHS ENDED MARCH 31, 1999 IS UNAUDITED)

                                                                                        PRO FORMA
                          SEPTEMBER 30, 1999             MARCH 31, 2000               MARCH 31, 2000
                       -------------------------   --------------------------   --------------------------
                       AS REPORTED    RESTATED     AS REPORTED     RESTATED     AS REPORTED     RESTATED
                       -----------   -----------   -----------   ------------   -----------   ------------
Additional paid in
  capital............  $5,229,534    $ 6,999,120   $12,999,025   $ 29,586,367   $23,098,852   $ 39,686,144
Deferred stock based
  compensation.......    (853,560)    (2,200,775)    6,446,080    (10,746,220)    6,446,080    (10,746,220)
Accumulated
  deficit............    (982,155)    (1,404,526)   (1,656,321)   (13,657,002)   (1,656,321)   (13,657,002)
Total stockholders'
  equity.............   3,323,329      3,323,329     4,106,701      4,393,222    14,210,745     14,497,266

13. SUBSEQUENT EVENTS

  2000 Employee Stock Purchase Plan

     In April 2000, the Company's board of directors approved the adoption of the 2000 Employee Stock Purchase Plan (the Purchase Plan). A total of 200,000 shares of common stock has been reserved for issuance under this plan. On each October 1, starting in 2001, the number of shares will be automatically increased by the lesser of 0.75% of the then outstanding shares of common stock or 200,000 shares. Each offering period will consist of six months. The initial offering period is expected to begin on October 1, 2000 and will end on March 31 and September 30 of each year following.

     The Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of the participant's compensation, at a price equal to 85% of the fair market value of the Company's common stock at the beginning of each offering period or at the end of each purchase period. Employees who work at least five months in any calendar year and at least 20 hours per week are eligible to participate in the Purchase Plan. Stockholders who own more than 5% of outstanding common stock are excluded from participating in the Purchase Plan. Each eligible employee is limited to purchase no more than 1,500 shares per offering period and no more than $25,000 of stock per year.

  Delaware Reincorporation

     In July 2000, the Company completed its reincorporation in the State of Delaware. The par value of the preferred and common stock is $.001 per share. The Company's reincorporation has been reflected in the September 30, 1997, 1998 and 1999 and March 31, 2000 financial statements.

  Additional Options Authorized

     In April 2000, the board of directors increased the number of shares available for grant under the 1997 Equity Incentive Plan by 1.5 million shares.

                                      LOGO

                                3,750,000 SHARES

                              [VIRAGE LOGIC LOGO]

                                  COMMON STOCK

                         ------------------------------
                                   PROSPECTUS

                                                  , 2000
                         ------------------------------

                                LEHMAN BROTHERS
                               ROBERTSON STEPHENS
                                    SG COWEN
                            FIDELITY CAPITAL MARKETS
             a division of National Financial Services Corporation

[INSIDE BACK COVER]

Virage Logic Logo

Text:

Partners:

Avant!
Cadence
Chartered
Credence
Mentor Graphics
Mosys
Nurlogic
Synopsis
TSMC
UMC

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses to be paid by us in connection with the sale of the common stock being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the registration fee and the NASD filing fee.

                                                                AMOUNT
                                                              TO BE PAID
                                                              ----------
Registration fee............................................  $   14,801
NASD filing fee.............................................       6,106
Nasdaq National Market......................................      95,000
Blue sky qualification fees and expenses....................       7,000
Printing and engraving expenses.............................     250,000
Legal fees and expenses.....................................     350,000
Accounting fees and expenses................................     500,000
Transfer agent and registrar fees...........................      10,000
Miscellaneous expenses......................................      17,093
                                                              ----------
  Total.....................................................  $1,250,000
                                                              ==========

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. Our restated Certificate of Incorporation and bylaws will provide that we will indemnify our directors and executive officers to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law and may indemnify other officers, employees and agents. In addition, we intend to enter into separate indemnification agreements with our directors that would require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). The indemnification provisions in our restated Certificate of Incorporation and bylaws and the indemnification agreement to be entered into between us and our directors may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act. We also intend to maintain director and officer liability insurance, if available on reasonable terms, to insure our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, the underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the Company and our officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     In the past three years we have sold and issued the following securities:

      1. In August 1997, we issued 4,536,000 shares of common stock to two officers and directors for an aggregate consideration of $79,138.

      2. In October 1997, we issued 123,507 shares of Series A preferred stock to HPL, Inc. for an aggregate consideration of $123,507.

      3. In November 1997, we issued 300,000 shares of common stock to a consultant for an aggregate consideration of $59,234.

      4. In March 1998, we issued 51,131 shares of Series A preferred stock to a service provider for an aggregate consideration of $51,131.

      5. In July 1998, we sold 1,448,037 shares of Series B preferred stock to 21 investors for an aggregate consideration of $3,475,312.

      6. In February 1999, we issued a warrant to purchase up to 25,000 shares of Series B preferred stock at an exercise price of $2.40 to one consultant.

      7. In July 1999, we issued a warrant to purchase up to 30,000 shares of Series C preferred stock at an exercise price of $1.90 per share to Silicon Valley Bank in connection with a Loan and Security Agreement.

      8. In December 1999, we sold 5,455,255 shares of Series C preferred stock to 49 investors for an aggregate consideration of $10,365,041.

      9. In July 1999, we issued a warrant to purchase up to 7,500 shares of common stock for an aggregate exercise price of $5,250 in consideration for legal services.

     10. As of June 30, 2000, we have issued, and there remain outstanding, options to purchase an aggregate of 1,921,163 shares of common stock with exercise prices ranging from $0.01 to $1.00 per share. As of June 30, 2000 options to purchase 2,269,625 shares have been exercised for aggregate consideration of $1,158,113.

     11. In May 2000, we issued warrants to purchase a total of 50,000 shares of common stock to an industry partner and its affiliates with an exercise price of $4.00 per share.

     There were no underwriters employed in connection with any of the transactions set forth in Item 15.

     The issuances of securities described in Item 15(1) through 15(9) and 15(11) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The issuances of securities described in Item 15(10) were deemed to be exempt from registration under the Securities Act in reliance of Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans approved by the registrant's board of directors and Regulation D promulgated under the Securities Act as transactions by an issuer not involving a public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) EXHIBITS

EXHIBIT
NUMBER                       DESCRIPTION OF DOCUMENT
-------                      -----------------------
 1.1*      Form of Underwriting Agreement
 3.1*      Amended and Restated Articles of Incorporation
 3.2*      Amended and Restated Bylaws
 3.3*      Amended and Restated Certificate of Incorporation to be
           effective upon closing
 3.4*      Amended and Restated Bylaws to be effective upon closing
 4.1*      Specimen Common Stock Certificate
 4.2*      Restated and Amended Investors' Rights Agreement among
           Virage Logic and certain stockholders dated December 3, 1999
 4.3       Amendment and Waiver to Restated and Amended Investors'
           Rights Agreement
 5.1*      Opinion of Heller Ehrman White & McAuliffe LLP
10.1*      1997 Equity Incentive Plan, as amended

EXHIBIT
NUMBER                       DESCRIPTION OF DOCUMENT
-------                      -----------------------
10.2*      Form of Option Agreement under 1997 Equity Incentive Plan
10.3*      2000 Employee Stock Purchase Plan
10.4*      Virage Logic Corporation Fiscal Year 2000 Executive Variable
           Incentive Pay Plan
10.5*      Form of Indemnification Agreement
10.6*      Form of Secured Full Recourse Promissory Note granted by
           each of Adam Kablanian and Alexander Shubat on August 27,
           1997
10.7*      Form of Stock Pledge Agreement dated August 27, 1999 between the Company and each of Adam Kablanian and Alexander Shubat
10.8*      Form of Secured Full Recourse Promissory Note granted by
           each of Adam Kablanian, Alexander Shubat, Vincent Ratford, and James Pekarsky in March 2000
10.9*      Form of Stock Pledge Agreement, dated March 2000 between the
           Company and each of Adam Kablanian, Alexander Shubat,
           Vincent Ratford and James Pekarsky
10.10*     Asset Purchase Agreement between Mentor Graphics Corporation and Virage Logic dated as of December 1, 1999
10.11*     Loan and Security Agreement between Silicon Valley Bank,
           Virage Logic and VLI dated as of July 28, 1999
10.12 #*   Distribution Agreement between Seiko Instruments Inc. and
           Virage Logic dated as of October 1, 1998
10.13 #    Development and Licensing Agreement between Taiwan
           Semiconductor Manufacturing Co. Ltd. and Virage Logic dated as of March 3, 1999
10.14 #*   Joint Marketing and Technical Support Agreement between
           Chartered Semiconductor Manufacturing Ltd. and Virage Logic
           dated as of November 14, 1997
10.15 #*   Memory Compiler Licensing Agreement between United
           Microelectronics Corporation and Virage Logic
10.16 #*   Memorandum of Understanding for Jointly-Developed 1T-SRAM
           Technology Memory Compilers between Virage Logic and Mosys,
           Inc. dated July 1, 1999
10.17 #*   Memorandum of Understanding for Custom-Touch 1T-SRAM Memory
           Compiler for TSMC 0.18mm and 0.15mm Logic Process between
           Taiwan Semiconductor Manufacturing Co. Ltd., Mosys, Inc. and
           the Company
10.18*     Memorandum of Understanding between Virage Logic and
           Netlogic
10.19*     Industrial Space Lease between Renco Bayside Investors and
           Virage Logic dated as of March 17, 1999
10.20*     Office Service Agreement between HQ Global Workplaces, Inc.
           and Virage Logic dated as of August 3, 1999
10.21*     Office Lease between Morris Piha Real Estate Services, Inc.
           and Virage Logic dated as of March 25, 1999
10.22*     Master Lease Agreement among Leasing Technologies
           International, Inc., Virage Logic and VLI dated as of
           February 12, 1999
10.23*     Employment Offer Letter to Vincent Ratford dated February 1,
           1998
10.24*     Employment Offer Letter to Raymond Leung dated August 6,
           1998
10.25*     Employment Offer Letter to James Pekarsky dated April 5,
           1999
10.26*     Employment Offer Letter to Kenneth Rousseau dated January
           18, 2000
10.27#*    Source Code License Agreement among Virage Logic, Fluence
           Technology Inc., and Credence Systems Corp.
10.28*     Stock Purchase Agreement between Virage Logic and Crosslink
           Capital, Inc.
16.1*      Letter from Mohler, Nixon & Williams Accountancy Corporation re change in certifying accountant
23.1       Consent of Integrated Circuit Engineering
23.2       Consent of Ernst & Young LLP, independent auditors
23.3       Consent of Mohler, Nixon & Williams Accountancy Corporation,
           independent auditors

EXHIBIT
NUMBER                       DESCRIPTION OF DOCUMENT
-------                      -----------------------
23.4*      Consent of Heller Ehrman White & McAuliffe LLP (included in
           Exhibit 5.1)
24.1*      Power of Attorney (included on the signature page of this
           registration statement)
27.1*      Financial Data Schedule

-------------------------
* Previously filed.

# Confidential treatment requested.

+ To be filed by amendment.

     (b) FINANCIAL STATEMENT SCHEDULE.

     Schedule II -- Valuation and Qualifying Accounts

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the Offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                            VIRAGE LOGIC CORPORATION

                                  SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                              ADDITIONS
                                                BALANCE AT    CHARGED TO
                                                BEGINNING     COSTS AND     DEDUCTIONS     BALANCE AT
                                                OF PERIOD      EXPENSES     WRITE-OFFS    END OF PERIOD
                                                ----------    ----------    ----------    -------------
ALLOWANCE FOR DOUBTFUL ACCOUNTS
Period from November 27, 1995 (inception to
  September 30, 1996).........................      $--          $--            $--            $--
Year ended September 30, 1997.................      $--          $--            $--            $--
Year ended September 30, 1998.................      $--          $--            $--            $--
Year ended September 30, 1999.................      $--          $43            $--            $43
Six months ended March 31, 2000...............      $43          $ 8            $--            $51

------------------------------

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Palo Alto, California, on the 28th day of July, 2000.


                                          VIRAGE LOGIC CORPORATION

                                          By:     /s/ ADAM A. KABLANIAN
                                            ------------------------------------
                                              Adam A. Kablanian
                                              President and Chief Executive
                                              Officer

                               POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


                  SIGNATURE                                     TITLE                        DATE
                  ---------                                     -----                        ----
            /s/ ADAM A. KABLANIAN              President, Chief Executive Officer and
---------------------------------------------  Chairman of the Board (Principal
              Adam A. Kablanian                Executive Officer)                        July 28, 2000

                                               Vice President and Chief Financial
           /s/ ADAM A. KABLANIAN*              Officer
---------------------------------------------  (Principal Financial and Accounting
              James R. Pekarsky                Officer)                                  July 28, 2000

---------------------------------------------
Richard Elkus                                  Director

           /s/ ADAM A. KABLANIAN*
---------------------------------------------
              Michael Hackworth                Director                                  July 28, 2000

           /s/ ADAM A. KABLANIAN*
---------------------------------------------
              Alexander Shubat                 Director

---------------------------------------------
Michael Stark                                  Director                                  July 28, 2000

---------------------------------------------
Dr. Sang Wang                                  Director

           /s/ ADAM A. KABLANIAN*
---------------------------------------------  Vice President and Chief Scientist and
             Dr. Yervant Zorian                Director                                  July 28, 2000


* By Adam A. Kablanian as attorney-in-fact.

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                       DESCRIPTION OF DOCUMENT
-------                      -----------------------
 1.1*      Form of Underwriting Agreement
 3.1*      Amended and Restated Articles of Incorporation
 3.2*      Amended and Restated Bylaws
 3.3*      Amended and Restated Certificate of Incorporation to be
           effective upon closing
 3.4*      Amended and Restated Bylaws to be effective upon closing
 4.1*      Specimen Common Stock Certificate
 4.2*      Restated and Amended Investors' Rights Agreement among
           Virage Logic and certain stockholders dated December 3, 1999
 4.3       Amendment and Waiver to Restated and Amended Investors'
           Rights Agreement
 5.1*      Opinion of Heller Ehrman White & McAuliffe LLP
10.1*      1997 Equity Incentive Plan, as amended
10.2*      Form of Option Agreement under 1997 Equity Incentive Plan
10.3*      2000 Employee Stock Purchase Plan
10.4*      Virage Logic Corporation Fiscal Year 2000 Executive Variable
           Incentive Pay Plan
10.5*      Form of Indemnification Agreement
10.6*      Form of Secured Full Recourse Promissory Note granted by
           each of Adam Kablanian and Alexander Shubat on August 27,
           1997
10.7*      Form of Stock Pledge Agreement dated August 27, 1999 between the Company and each of Adam Kablanian and Alexander Shubat
10.8*      Form of Secured Full Recourse Promissory Note granted by
           each of Adam Kablanian, Alexander Shubat, Vincent Ratford, and James Pekarsky in March 2000
10.9*      Form of Stock Pledge Agreement, dated March 2000 between the
           Company and each of Adam Kablanian, Alexander Shubat,
           Vincent Ratford and James Pekarsky
10.10*     Asset Purchase Agreement between Mentor Graphics Corporation and Virage Logic dated as of December 1, 1999
10.11*     Loan and Security Agreement between Silicon Valley Bank,
           Virage Logic and VLI dated as of July 28, 1999
10.12 #*   Distribution Agreement between Seiko Instruments Inc. and
           Virage Logic dated as of October 1, 1998
10.13 #    Development and Licensing Agreement between Taiwan
           Semiconductor Manufacturing Co. Ltd. and Virage Logic dated as of March 3, 1999
10.14 #*   Joint Marketing and Technical Support Agreement between
           Chartered Semiconductor Manufacturing Ltd. and Virage Logic
           dated as of November 14, 1997
10.15 #*   Memory Compiler Licensing Agreement between United
           Microelectronics Corporation and Virage Logic
10.16 #*   Memorandum of Understanding for Jointly-Developed 1T-SRAM
           Technology Memory Compilers between Virage Logic and Mosys,
           Inc. dated July 1, 1999
10.17 #*   Memorandum of Understanding for Custom-Touch 1T-SRAM Memory
           Compiler for TSMC 0.18mm and 0.15mm Logic Process between
           Taiwan Semiconductor Manufacturing Co. Ltd., Mosys, Inc. and
           the Company
10.18*     Memorandum of Understanding between Virage Logic and
           Netlogic
10.19*     Industrial Space Lease between Renco Bayside Investors and
           Virage Logic dated as of March 17, 1999
10.20*     Office Service Agreement between HQ Global Workplaces, Inc.
           and Virage Logic dated as of August 3, 1999
10.21*     Office Lease between Morris Piha Real Estate Services, Inc.
           and Virage Logic dated as of March 25, 1999
10.22*     Master Lease Agreement among Leasing Technologies
           International, Inc., Virage Logic and VLI dated as of
           February 12, 1999

EXHIBIT
NUMBER                       DESCRIPTION OF DOCUMENT
-------                      -----------------------
10.23*     Employment Offer Letter to Vincent Ratford dated February 1,
           1998
10.24*     Employment Offer Letter to Raymond Leung dated August 6,
           1998
10.25*     Employment Offer Letter to James Pekarsky dated April 5,
           1999
10.26*     Employment Offer Letter to Kenneth Rousseau dated January
           18, 2000
10.27#*    Source Code License Agreement among Virage Logic, Fluence
           Technology Inc., and Credence Systems Corp.
10.28*     Stock Purchase Agreement between Virage Logic and Crosslink
           Capital, Inc.
16.1*      Letter from Mohler, Nixon & Williams Accountancy Corporation re change in certifying accountant
23.1       Consent of Integrated Circuit Engineering
23.2       Consent of Ernst & Young LLP, independent auditors
23.3       Consent of Mohler, Nixon & Williams Accountancy Corporation,
           independent auditors
23.4*      Consent of Heller Ehrman White & McAuliffe LLP (included in
           Exhibit 5.1)
24.1*      Power of Attorney (included on the signature page of this
           registration statement)
27.1*      Financial Data Schedule

-------------------------
* Previously filed.

# Confidential treatment requested.